
13000512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K
ANNUAL REPORT

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2012**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number **1-13144**

ITT EDUCATIONAL SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-2061311** (I.R.S. Employer Identification No.)
13000 North Meridian Street **Carmel, Indiana** (Address of principal executive offices)	**46032-1404** (Zip Code)

Registrant's telephone number, including area code **(317) 706-9200**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
COMMON STOCK, $.01 PAR VALUE	**NEW YORK STOCK EXCHANGE, INC.**

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

$1,408,596,156

Aggregate market value of the voting stock held by nonaffiliates of the registrant based on the last sale price for such stock at June 29, 2012 (assuming solely for the purposes of this calculation that all Directors and executive officers of the registrant are "affiliates").

23,348,995

Number of shares of Common Stock, $.01 par value, outstanding at January 31, 2013.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following documents have been incorporated by reference into this Annual Report on Form 10-K:

IDENTITY OF DOCUMENT	PARTS OF FORM 10-K INTO WHICH DOCUMENT IS INCORPORATED
Definitive Proxy Statement for the Annual Meeting of Shareholders to be held May 7, 2013	PART III

ITT EDUCATIONAL SERVICES, INC.
Carmel, Indiana

Annual Report to Securities and Exchange Commission
December 31, 2012

Table of Contents

PART I

Item 1. Business.

Forward-Looking Statements: All statements, trend analyses and other information contained in this report that are not historical facts are forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and as defined in Section 27A of the Securities Act of 1933 (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). Forward-looking statements are made based on our management's current expectations and beliefs concerning future developments and their potential effects on us. You can identify those statements by the use of words such as "could," "should," "would," "may," "will," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue," and "contemplate," as well as similar words and expressions. Forward-looking statements involve risks and uncertainties and do not guarantee future performance. We cannot assure you that future developments affecting us will be those anticipated by our management. Among the factors that could cause actual results to differ materially are the following:

- *changes in federal and state governmental laws and regulations with respect to education and accreditation standards, or the interpretation or enforcement of those laws and regulations, including, but not limited to, the level of government funding for, and our eligibility to participate in, student financial aid programs utilized by our students;*
- *business conditions and growth in the postsecondary education industry and in the general economy;*
- *our failure to comply with the extensive education laws and regulations and accreditation standards that we are subject to;*
- *effects of any change in our ownership resulting in a change in control, including, but not limited to, the consequences of such changes on the accreditation and federal and state regulation of our campuses;*
- *our ability to implement our growth strategies;*
- *our failure to maintain or renew required federal or state authorizations or accreditations of our campuses or programs of study;*
- *receptivity of students and employers to our existing program offerings and new curricula;*
- *loss of access by our students to lenders for student loans;*
- *our ability to collect internal student financing from our students;*
- *our exposure under our guarantees related to private education loan programs; and*
- *our ability to successfully defend litigation and other claims brought against us.*

Readers are also directed to other risks and uncertainties discussed in "Risk Factors" and elsewhere in this Annual Report and those detailed from time to time in other documents we file with the U.S. Securities and Exchange Commission ("SEC"). We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

You should keep in mind the following points as you read this report:

- *References in this document to "we," "us," "our" and "ITT/ESI" refer to ITT Educational Services, Inc. and its subsidiaries.*
- *The terms "ITT Technical Institute" or "Daniel Webster College" (in singular or plural form) refer to an individual school or campus owned and operated by ITT/ESI, including its learning sites, if any. The term "institution" (in singular or plural form) means a main campus and its additional locations, branch campuses and/or learning sites, if any.*

Background

We are a Delaware corporation incorporated in 1946. Our principal executive offices are located at 13000 North Meridian Street, Carmel, Indiana 46032-1404, and our telephone number is (317) 706-9200. From 1966 until our initial public offering on December 27, 1994, we were wholly owned by ITT Corporation, an Indiana corporation, formerly a Delaware corporation and formerly known as ITT Industries, Inc. ("Old ITT"). On September 29, 1995, ITT Corporation, a Nevada corporation ("ITT"), succeeded to the interests of Old ITT in the beneficial ownership of 83.3% of our common stock. ITT's beneficial ownership of our common stock ended in February 1999.

Overview

We are a leading proprietary provider of postsecondary degree programs in the United States based on revenue and student enrollment. As of December 31, 2012, we were offering master, bachelor and associate degree programs to approximately 61,000 students. As of December 31, 2012, we had 149 locations (including 147 campuses and two learning sites) in 39 states. In addition, we offered one or more of our online programs to students who are located in 48 states. We design our education programs, after consultation with employers and other constituents, to help graduates prepare for careers in various fields involving their areas of study. We have provided career-oriented education programs since 1969 under the "ITT Technical Institute" name and since June 2009 under the "Daniel Webster College" ("DWC") name.

In 2012, we began operations at six new ITT Technical Institute campuses and discontinued operations at one learning site. We also continued our efforts to diversify our program offerings by developing programs at different levels in technology and non-technology fields of study that we intend to offer at our campuses and deliver entirely in residence, entirely online over the Internet or partially in residence and partially online.

Business Strategy

Our strategy is to pursue multiple opportunities for growth. We are implementing a growth strategy designed to:

- improve the academic outcomes of our students;
- increase the value proposition of our education programs for our students; and
- increase access to high-quality, career-based education.

We intend to pursue this strategy by:

- increasing student enrollment in existing programs at existing campuses;
- increasing the number and types of program and other educational offerings that are delivered in residence and/or online;
- increasing our students' engagement in their programs of study;
- enhancing the relevancy of our educational offerings;
- assessing student achievement and learning;
- improving the flexibility and convenience of how our institutions deliver their educational offerings;
- increasing our students' access to financial aid;
- helping our graduates obtain entry-level employment involving their fields of study at higher starting annual salaries;
- operating new campuses across the United States and new institutions in international markets;
- adding learning sites to existing campuses; and
- investing in other education-related opportunities.

The principal elements of this strategy include the following:

Enhance Results at Each Institution.

Increase Enrollments at Existing Campuses. We intend to increase recruiting efforts that are primarily aimed at delivering high-quality, career-based education to multiple adult-learner audiences.

Develop and Deliver Different Educational Offerings. We intend to develop and deliver different educational offerings that we believe offer graduates attractive returns on their educational investments.

As part of this strategy, we intend to further diversify our educational offerings by developing new programs of study in both technology and non-technology fields, but primarily in technology- and healthcare-related disciplines. We believe that those programs of study will be at different education levels and delivered in a variety of formats, including entirely in residence, entirely online or partially in residence and partially online. In 2012, we began offering two new programs of study and increased the number of our campuses that offer bachelor degree programs from 128 to 133.

We also believe that we should increase the number of programs of study that we offer to our students across our campuses. In 2012, we added a total of 272 programs among 62 campuses.

We believe that developing new programs of study, delivering programs in different formats and increasing the number of programs from which prospective students may choose, can:

- attract more, and a broader base of, students to our institutions;
- motivate current students to extend their studies;
- help improve student outcomes;
- increase the value proposition of our programs of study to our students;
- increase access to high-quality, career-based education; and
- improve the utilization of our facilities.

Improve Student Outcomes. We strive to improve the graduation and graduate employment rates of our students by:

- providing academic and career services;
- dedicating administrative resources to those services;
- increasing our students' engagement in their programs of study;
- enhancing the relevancy of our educational offerings;
- assessing student achievement and learning; and
- increasing our students' access to financial aid.

Geographically Expand the Delivery of Our Educational Offerings. We plan to add new campuses and learning sites of our existing institutions at locations throughout the United States and new institutions in international markets. Using our proprietary methodology, we determine locations for new campuses and learning sites in the United States based on a number of factors, including demographics and population and employment growth. The following table sets forth the number of new campuses that began operations in the years indicated:

	2012	2011	2010
New campuses	6	11	9

Provide Education-Related Services. We plan to develop and provide education-related services to students and other constituencies. These services may involve a variety of activities, primarily at the postsecondary level.

Programs of Study

As of December 31, 2012, the ITT Technical Institutes were offering 52 degree programs in various fields of study across the following schools of study:

- Information Technology ("IT");
- Electronics Technology;
- Drafting and Design;
- Business;
- Criminal Justice; and
- Breckinridge School of Nursing and Health Sciences.

We design our programs to help graduates prepare for careers in various fields involving their education by offering students a broad-based foundation in a variety of skills used in those fields. The following table sets forth examples of various fields involving the subject matter of programs within a particular school of study in which graduates have obtained entry-level positions:

School of Study	Fields
Business	accounting business administration financial services manufacturing marketing and advertising sales
Drafting and Design	architectural and construction drafting civil drafting computer-aided drafting electrical and electronics drafting interior design landscape architecture mechanical drafting multimedia communications
Electronics Technology	communications computer technology electronics product design and fabrication industrial electronics instrumentation telecommunications
Criminal Justice	corrections cyber security investigations security and policing
IT	communications network administration network technology software development systems technology technical support
Breckinridge School of Nursing and Health Sciences	health information technology nursing

At the vast majority of our campuses, we generally organize the academic schedule for programs of study on the basis of four 12-week academic quarters in a calendar year, with new students beginning at the start of each academic quarter. At these campuses, students taking a full-time course load can complete our associate degree programs in seven or eight academic quarters, bachelor degree programs in 14 or 15 academic quarters and a master degree program in six or seven academic quarters. We typically offer classes in most residence programs in:

- 3.5- to 5.5-hour sessions three days a week, Monday through Saturday, with all program courses taught entirely or partially in residence; or
- sessions that are scheduled two to three days a week, Monday through Saturday, with certain program courses taught entirely or partially online over the Internet most academic quarters.

Depending on student enrollment, class sessions at the vast majority of our campuses are generally available in the morning, afternoon and evening. The courses that are taught online over the Internet are delivered through an asynchronous learning network and have a prescribed schedule for completion of the coursework. At the vast majority of our campuses, the class schedule for our residence courses and the coursework completion schedule for our online courses generally provide students with the flexibility to maintain employment concurrently with their studies. Based on student surveys, we believe that a majority of our students work at least part-time during their programs of study.

Most of our programs of study blend traditional academic content with applied learning concepts and have the objective of helping graduates prepare for a changing economic and/or technological environment. A significant portion of most programs offered at our campuses involves practical study in a lab environment.

The learning objectives of most courses in each program of study are substantially the same among the vast majority of our campuses to provide greater uniformity and to better enable students to transfer, if necessary, to other campuses offering the same programs with less disruption to their education. We regularly review each curriculum to respond to changes in technology and industry needs. Each of the ITT Technical Institutes establishes an advisory committee for each field of study taught at that campus, which is comprised of representatives of local employers and other constituents. These advisory committees assist the ITT Technical Institutes in assessing curricula, equipment and laboratory design, and updating the curricula. In addition to courses directly related to a student's program of study, our programs also include general education courses in the humanities, composition, mathematics, the sciences and the social sciences.

Gross tuition for a student entering an undergraduate residence program at an ITT Technical Institute in December 2012 for 36 quarter credit hours (the minimum course load for a full-time student for an academic year consisting of three academic quarters) was $17,748 for all ITT Technical Institute undergraduate residence programs, except as adjusted in one state to reflect applicable taxes and fees. Gross tuition for a student entering an undergraduate residence program at DWC in September 2012 for 24 semester credit hours (the minimum course load for a full-time student for an academic year consisting of two academic semesters) was $15,090 for all DWC undergraduate residence programs. The gross tuition amounts discussed above do not reflect institutional scholarships and grants which reduce the amount of gross tuition that students pay to attend our institutions. We have not increased gross tuition rates for our ITT Technical Institute programs of study since 2010, and we do not intend to increase gross tuition rates for our ITT Technical Institute programs of study in 2013. The majority of students attending residence programs at our campuses lived in that campus' metropolitan area prior to enrollment. The only student housing that we provide is at the Nashua, New Hampshire campus of DWC.

Student Recruitment

We strive to attract students with the motivation and ability to complete the career-oriented educational programs offered by our campuses. To generate interest among potential students, we engage in a broad range of activities to inform potential students and their parents about our campuses and the programs they offer. These activities include television, Internet and other media advertising, social media, direct mailings and high school presentations. As of December 31, 2012, we employed approximately 1,300 full- and part-time recruiting representatives to assist in recruiting efforts.

Local recruiting representatives of a campus pursue expressions of interest from potential students for our residence programs of study by contacting prospective students and arranging for interviews at the campus or any learning site of that campus. Occasionally, we also pursue expressions of interest from students for our residence programs of study by contacting them and arranging for their attendance at a seminar providing information about the campus and its programs. We pursue expressions of interest from potential students for our online programs of study by providing program and resource information on our websites and through telephone calls, electronic mail, social media and postal delivery.

Student recruitment activities are subject to substantial regulation at both the state and federal level and by our accrediting commissions. Most states have bonding and licensing requirements that apply to many of our representatives and other employees involved in student recruitment. Our National Director of Recruitment and Regional Directors of Recruitment oversee the implementation of recruitment policies and procedures. In addition, our compliance department reviews student recruiting practices at each of our campuses on at least an annual basis.

Student Admission and Retention

We require all applicants for admission to any of our campus' programs of study to have a high school diploma or a recognized equivalent. Depending on the program of study and the campus, applicants may also be required to:

- pass an admission examination;

- possess a designated number of credit hours or degree with a specified overall cumulative grade point average from an accredited postsecondary educational institution;
- complete the Scholastic Assessment Test or American College Testing examination; and
- tour the campus.

The following table sets forth our student demographics as of the dates indicated:

	Approximate Percent of Student Census	
Student Demographics	**December 31, 2012**	**December 31, 2011**
Age		
19 or less	4%	4%
20 through 24	27%	30%
25 through 30	29%	29%
31 or over	40%	37%
Gender		
Male	72%	72%
Female	28%	28%
Race		
Caucasian	45%	48%
Other (1)	55%	52%

(1) Based on applicable federal classifications.

The faculty and staff at each of our campuses strive to help students overcome obstacles to the completion of their programs of study. As is the case in other postsecondary institutions, however, students often fail to complete their programs for a variety of personal, financial or academic reasons. Student withdrawals prior to program completion not only affect the students, they also have a negative regulatory and financial effect on the campus and the entire institution. To minimize student withdrawals, each of our campuses devotes staff resources to assist and advise students regarding academic and financial matters. We encourage academic advising and tutoring in the case of students experiencing academic difficulties. We also offer assistance and advice to students in our residence programs who are looking for part-time employment and housing.

Graduate Employment

We believe that the success of our graduates who begin their careers in fields involving their programs of study is critical to the ability of our campuses to continue to recruit students. We try to obtain data on the number of students employed following graduation. The reliability of such data depends largely on information that students and employers report to us. Based on this information, we believe that:

- approximately 70% of the Employable Graduates (as defined below) in 2011 had obtained employment by April 30, 2012 in positions that required the direct or indirect use of skills taught in their programs of study; and
- the percentage of Employable Graduates in 2012 who had obtained employment by February 15, 2013 in positions that required the direct or indirect use of skills taught in their programs of study was approximately 263 basis points lower than the percentage of Employable Graduates in 2011 who had obtained employment by February 15, 2012 in positions that required the direct or indirect use of skills taught in their programs of study.

"Employable Graduates" are defined in accordance with the graduate employment metrics that we are required to report by one of the accrediting commissions that accredits our institutions and include all of the graduates from the ITT Technical Institutes' programs of study in the applicable year, except for those graduates who:

- were pregnant, died or suffered other health-related conditions that prevented them from working;
- continued their education;
- were engaged in active U.S. military service;
- moved out of the United States with a spouse or parent who was engaged in active U.S. military service;
- were incarcerated in a correctional institution (other than a half-way house) for more than 30 consecutive days; or
- possessed visas that did not permit them to work in the United States following graduation.

Each of our campuses employs personnel to offer its students and graduates career services. These persons assist in job searches, solicit employment opportunities from employers and provide information on job search techniques, where to access employer information, writing resumes and how to prepare for, appear at and conduct oneself during job interviews.

Based on information from graduates and employers who responded to our inquiries, the reported annualized salaries initially following graduation averaged approximately:

- $32,061 for the Employable Graduates in 2011 who, as of April 30, 2012, had obtained employment in positions that required the direct or indirect use of skills taught in their programs of study; and

- 2.3% higher for the Employable Graduates in 2012 who, as of February 15, 2013, had obtained employment in positions that required the direct or indirect use of skills taught in their programs of study than the average annualized salaries reported by the Employable Graduates in 2011 who, as of February 15, 2012, had obtained employment in positions that required the direct or indirect use of skills taught in their programs of study.

The average annual salary initially following graduation for our Employable Graduates may vary significantly among the ITT Technical Institutes depending on local employment conditions and each Employable Graduate's particular program of study, background, prior work experience and willingness to relocate. Initial employers of Employable Graduates from programs of study at the ITT Technical Institutes include small, medium and large companies and governmental agencies.

Faculty

We hire faculty members in accordance with criteria established by us, the accrediting commissions that accredit our campuses and the state education authorities that regulate our campuses. We hire faculty with relevant work experience and/or academic credentials to teach most technical subjects. Faculty members at each campus typically include the chairperson for each school or program of study and various categories of instructors, including full-time and adjunct.

Administration and Employees

Each of our campuses is managed by a person who has overall responsibility for the operation of the campus. The administrative staff of each campus also includes managers in the major functional areas of that campus, including recruitment, finance, registration, academics and career services. As of December 31, 2012, we had approximately 4,900 full-time and 4,900 part-time employees. None of our employees are represented by labor unions.

Our headquarters provides centralized services to all of our campuses in the following areas:

- accounting
- marketing
- public relations
- curricula development
- management information systems
- purchasing
- legal
- regulatory
- legislative affairs
- real estate
- human resources
- compliance/internal audit

In addition, national managers of each of the following major campus functions reside at our headquarters and develop policies and procedures to guide these functions at our ITT Technical Institute campuses:

- recruiting
- financial aid
- academic affairs
- career services
- learning resources
- registration

Managers located at our headquarters monitor the operating results of each of our campuses and regularly conduct on-site reviews.

Competition

The postsecondary education market in the United States is highly fragmented and competitive, with no single private or public institution enjoying a significant market share. Our campuses compete for students with associate, bachelor and graduate degree-granting institutions, which include public and nonprofit private colleges and proprietary institutions, as well as with alternatives to higher education such as military service or immediate employment. We believe competition among educational institutions is based on:

- the quality and reliability of the institution's programs and student services;
- the reputation of the institution and its programs and student services;
- the type and cost of the institution's programs;
- the employability of the institution's graduates;
- the ability to provide easy and convenient access to the institution's programs and courses;
- the quality and experience of the institution's faculty; and
- the time required to complete the institution's programs.

Certain public and private colleges may offer programs similar to those offered by our campuses at a lower tuition cost due in part to government subsidies, foundation grants, tax deductible contributions, tax-exempt status or other financial resources not available to proprietary institutions. Other proprietary institutions offer programs that compete with those offered by our campuses. Certain of our competitors in both the public and private sectors have greater financial and other resources than we do.

Federal and Other Financial Aid Programs

In 2012, approximately 80% of our revenue determined on a cash accounting basis under the "90/10 Rule" calculation was from the federal student financial aid programs under Title IV (the "Title IV Programs") of the Higher Education Act of 1965, as amended (the "HEA"). See "Risk Factors—Risks Related to Our Highly Regulated Industry – *One or more of our institutions may lose its eligibility to participate in Title IV Programs, if the percentage of its revenue derived from those programs is too high*" for a description of the 90/10 Rule. Our institutions' students also rely on internal student financing offered by us, family contributions, personal savings, employment, state financial aid programs, veterans' and military benefits, scholarships, unaffiliated private education loan programs and other resources to pay their educational expenses. The primary Title IV Programs from which the students at our campuses receive grants, loans and other aid to fund the cost of their education include:

- the William D. Ford Federal Direct Loan (the "FDL") program, which represented, in aggregate, approximately 58% of our cash receipts in 2012; and
- the Federal Pell Grant (the "Pell") program, which represented, in aggregate, approximately 22% of our cash receipts in 2012.

Other sources of financial aid used by our students to help pay the cost of their education include:

- state financial aid programs, veterans' and military benefits and other resources, which represented, in aggregate, approximately 16% of our cash receipts in 2012;
- employment, personal savings and family contributions, which represented, in aggregate, approximately 4% of our cash receipts in 2012; and
- unaffiliated private education loan programs, which represented an insignificant amount of our cash receipts in 2012.

Scholarships and awards, which our students use to help reduce their educational expenses, amounted to, in aggregate, approximately $66.5 million in 2012. We also provided internal student financing to our students in 2012, which consists of non-interest bearing, unsecured credit extended to our students.

Highly Regulated Industry

We are subject to extensive regulation by the U.S. Department of Education ("ED"), the state education and professional licensing authorities (collectively, the "SAs") and the accrediting commissions that accredit our institutions (the "ACs"). The statutes, regulations and standards applied by the ED, SAs and ACs are periodically revised and the interpretations of existing requirements are periodically modified. We cannot predict with certainty how any of the statutes, regulations and standards applied by the ED, SAs and ACs will be interpreted and implemented.

At the federal level, the HEA and the regulations promulgated under the HEA by the ED set forth numerous, complex standards that institutions must satisfy in order to participate in Title IV Programs. To participate in Title IV Programs, an institution must:

- receive and maintain authorization by the appropriate SAs;
- be accredited by an accrediting commission recognized by the ED; and
- be certified as an eligible institution by the ED.

The purposes of these standards are to, among other things:

- limit institutional dependence on Title IV Program funds;
- prevent institutions with unacceptable student loan default rates from participating in Title IV Programs; and
- in general, require institutions to satisfy certain criteria related to educational value, administrative capability and financial responsibility.

Most of the ED's requirements are applied on an institutional basis, with an institution defined by the ED as a main campus and its additional locations, if any. Under the ED's definition, we had three institutions as of December 31, 2012, comprised of two ITT Technical Institute main campuses and one DWC main campus. All of the remaining ITT Technical Institute campuses and the two learning sites are additional locations of the ITT Technical Institute main campuses under the ED's regulations. As of December 31, 2012, one ITT Technical Institute institution had 142 additional locations and two learning sites and the second ITT Technical Institute institution had two additional locations. The HEA requires each institution to periodically renew its certification by the ED to continue its participation in Title IV Programs. As of December 31, 2012, all 147 of our campuses and both learning sites participated in Title IV Programs.

As of December 31, 2012, we operated one or more campuses in 39 states and our campuses recruited students in the remaining 11 states. Each of our campuses must be authorized by the applicable SAs to operate. The state laws and regulations that we must comply with in order to obtain authorization from the SAs are numerous and complex. As of December 31, 2012, each of our campuses had received authorization from one or more SAs. Campuses that confer bachelor or master degrees must, in most cases, meet additional regulatory standards. Raising the curricula of our existing campuses to the bachelor and/or master degree level requires the approval of the applicable SAs and the ACs. State education laws and regulations affect our operations and may limit our ability to introduce degree programs or obtain authorization to operate in some states. If any one of our campuses lost its state authorization to operate in the state in which it is physically located, the campus would be unable to offer postsecondary education and we would be forced to close the campus. Closing multiple campuses for any reason could have a material adverse effect on our financial condition, results of operations and cash flows.

State authorization and accreditation by an accrediting commission recognized by the ED are required for an institution to become and remain eligible to participate in Title IV Programs. In addition, some states require institutions operating in the state to be accredited as a condition of state authorization. Both of our ITT Technical Institute institutions are accredited by the Accrediting Council for Independent Colleges and Schools (the "ACICS"). DWC is accredited by the Commission on Institutions of Higher Education of the New England Association of Schools and Colleges (the "NEASC"). Both the ACICS and the NEASC are accrediting commissions recognized by the ED. The HEA specifies a series of criteria that each recognized accrediting commission must use in reviewing institutions. For example, accrediting commissions must assess the length of each academic program offered by an institution in relation to the objectives of the degrees or diplomas offered. Further, accrediting commissions must evaluate each institution's success with respect to student achievement.

Under the ACICS standards, if the student retention or graduate placement rates:

- of a campus fall below the ACICS benchmark standards, the campus must develop and implement a campus improvement plan and periodically report its results to the ACICS;
- of a campus fall below the ACICS compliance standards, the campus must come into compliance within a specified time period, or the ACICS may withdraw the campus' inclusion in the institution's grant of accreditation;
- of a program offering at a campus fall below the ACICS benchmark standards, the campus must develop and implement a program improvement plan for that program offering; or
- of a program offering at a campus fall below the ACICS compliance standards, the program offering must come into compliance within a specified time period, or the ACICS may withdraw its authorization of that program offering.

A campus that falls below the ACICS:

- benchmark standards is not required to obtain permission from the ACICS prior to applying to add a new program offering; or
- compliance standards is required to obtain permission from the ACICS prior to applying to add a new program offering.

The ACICS has classified one of our ITT Technical Institute institutions, which consists of a main campus and 142 additional locations and two learning sites, as a centrally controlled institution under the ACICS criteria (the "Centrally Controlled Institution"). During 2012, the ACICS evaluated the Centrally Controlled Institution for a renewal grant of accreditation. In December 2012, the ACICS extended the Centrally Controlled Institution's current grant of accreditation through April 30, 2013. The ACICS intends to determine whether to renew the Centrally Controlled Institution's grant of accreditation at the ACICS meeting in April 2013. In 2012, the ACICS also approved two ITT Technical Institute locations for inclusion in the Centrally Controlled Institution's grant of accreditation. Neither of our two ITT Technical Institute institutions are on probation with the ACICS, but:

- 25 ITT Technical Institute locations are subject to a campus improvement plan and reporting requirements with respect to the locations' Student Retention Rates (as defined below) by the ACICS;
- 18 ITT Technical Institute locations are subject to a campus improvement plan and reporting requirements with respect to the locations' Graduate Placement Rates (as defined below) by the ACICS;
- one ITT Technical Institute location needs to raise its Student Retention Rate to at least 52% by November 1, 2014, or the ACICS may withdraw that location's inclusion in the institution's grant of accreditation;
- three ITT Technical Institute locations need to raise their Graduate Placement Rates to at least 47% by November 1, 2014, or the ACICS may withdraw those locations' inclusion in the institution's grant of accreditation;
- a total of 165 program offerings at 84 ITT Technical Institute locations are subject to a program improvement plan with respect to the Student Retention Rates of those program offerings by the ACICS;
- a total of 140 program offerings at 82 ITT Technical Institute locations are subject to a program improvement plan with respect to the Graduate Placement Rates of those program offerings by the ACICS;
- a total of 81 program offerings at 50 ITT Technical Institute locations need to raise their Student Retention Rates to at least 52% by November 1, 2014, or the ACICS may withdraw its authorization of those program offerings; and
- a total of 221 program offerings at 96 ITT Technical Institute locations need to raise their Graduate Placement Rates to at least 47% by November 1, 2014, or the ACICS may withdraw its authorization of those program offerings.

"Student Retention Rate" is defined by the ACICS as Adjusted Total Enrollment (as defined below), less All Other Withdrawals (as defined below), divided by Adjusted Total Enrollment. "Adjusted Total Enrollment" is defined by the ACICS as total student enrollment in the program of study during the reporting period, less the number of any of those students who withdrew to enroll in another institution under common ownership. "All Other Withdrawals" is defined by the ACICS as the number of students enrolled in the program of study during the reporting period who withdrew from the program of study for a reason other than the student's:

- call to active duty in the U.S. military;
- enrollment in another institution under common ownership;

- incarceration; or
- death.

"Graduate Placement Rate" is defined by the ACICS as the number of Employable Graduates who were employed in a position that required the direct or indirect use of the skills taught in the program of study during the reporting period, divided by the total number of Employable Graduates.

We believe that we are no longer enrolling new students in the vast majority of the program offerings that:

- have fallen below the ACICS' Student Retention Rate and/or Graduate Placement Rate standards; and
- when combined at an ITT Technical Institute location, have caused that location to fall below the ACICS' Student Retention Rate and/or Graduate Placement Rate standards.

If many of our campuses and/or program offerings fall below the ACICS compliance standards with respect to Student Retention Rates or Graduate Placement Rates and we are unable to timely bring those campuses and/or program offerings into compliance, we may have to close those campuses and reduce the offerings of those programs, which could have a material adverse effect on our expansion plans, financial condition, results of operations and cash flows.

The statutes, regulations and standards applied by the ED, SAs and ACs cover the vast majority of our operations, including our:

- academic affairs;
- educational programs;
- facilities;
- academic and administrative staff;
- administrative procedures;
- marketing;
- student recruitment;
- compensation practices; and
- financial operations and financial condition.

These requirements also affect our ability to:

- add new campuses and learning sites;
- add new, or revise or expand our existing, educational programs; and
- change our corporate structure and ownership.

Each of the campuses that we added from 2010 through 2012 constitutes an additional location under the ED's regulations. The HEA requires a proprietary institution to operate for two years before it can qualify to participate in Title IV Programs. If an institution that is certified to participate in Title IV Programs establishes an additional location and receives all of the necessary SA and AC approvals for that location, that additional location can participate in Title IV Programs immediately upon being reported to the ED, unless the institution will offer at least 50% of an entire educational program at that location and any one of the following restrictions applies, in which case the ED must approve the additional location before it can participate in Title IV Programs:

- the institution is provisionally certified to participate in Title IV Programs;
- the institution receives Title IV Program funds under the ED's reimbursement or cash monitoring payment method;
- the institution acquired the assets of another institution that provided educational programs at that location during the preceding year and participated in Title IV Programs during that year;
- the institution would be subject to loss of eligibility to participate in Title IV Programs, because the additional location lost its eligibility to participate in Title IV Programs as a result of high student loan cohort default rates under the Federal Family Education Loan ("FFEL") and/or the FDL programs; or
- the ED previously notified the institution that it must apply for approval to establish an additional location.

The accreditation standards of our ACs generally permit an institution's main campus to establish additional campuses. Our campuses that are treated as additional locations of the main campus under the ED's regulations and the ACICS accreditation standards are treated as branch campuses under the accreditation standards of the NEASC. Our learning sites are classified as additional locations of the main campus under the ED's regulations, as campus additions under the ACICS accreditation standards, and as instructional locations of the main or branch campus under the NEASC accreditation standards.

The laws and regulations in most of the states in which our campuses are located treat each of our campuses as a separate, unaffiliated institution and do not distinguish between main campuses and additional locations or branch campuses, although many states recognize other locations within the state where educational activities are conducted and/or student services are provided as learning sites, teaching sites, satellite campuses or otherwise. In some states, the requirements to obtain state authorization limit our ability to establish new campuses, add learning sites or instructional locations, offer new programs, recruit and offer online programs.

The HEA and applicable regulations permit students to use Title IV Program funds only to pay the cost associated with enrollment in an eligible program offered by an institution participating in Title IV Programs. Since June 30, 2012, a proprietary institution that is eligible to participate in Title IV Programs can generally add a new educational program without the ED's approval, if that new program: (a) leads to an associate level or higher degree and the institution already offers programs at that level; or (b) prepares students for gainful employment in the same or a related occupation as an educational program that had been previously designated as an eligible program at the institution and meets minimum length requirements. Otherwise, the proprietary institution has to obtain the ED's approval before it can disburse Title IV Program funds to students enrolled in the new program.

Prior to June 30, 2012, a proprietary institution had to notify the ED at least 90 days in advance of starting classes in any new program of study. The notice had to include, among other things, information with regard to:

- how the institution determined that a need for the program existed;
- how the program was designed to meet local market needs for programs delivered in residence, or regional or national market needs for programs delivered by distance education over the Internet;
- any wage analysis that the institution performed;
- how the program was reviewed or approved by, or developed in conjunction with, business advisory committees, program integrity boards, public or private oversight or regulatory agencies and businesses that would likely employ graduates;
- the inclusion of the program in the institution's accreditation;
- the date that the institution planned to start classes in the program; and
- how the program would be offered in connection with, or in response to, any applicable initiative by a governmental entity.

The ED would review the notice submitted by the proprietary institution and advise the institution whether the new program of study must be approved by the ED. Based on our understanding and experience with respect to how the ED applied its regulations in this area, proprietary institutions typically were being required to obtain approval from the ED for every new program of study.

The HEA and its implementing regulations require each institution to periodically reapply to the ED for continued certification to participate in Title IV Programs. The ED recertifies each institution deemed to be in compliance with the HEA and the ED's regulations for a period of six years or less. Before that period ends, the institution must apply again for recertification. The current ED certifications of our institutions expire on: March 31, 2015 for each of our two ITT Technical Institute institutions; and June 30, 2013 for our one DWC institution.

The ED may place an institution on provisional certification for a period of three years or less, if it finds that the institution does not fully satisfy all the eligibility and certification standards. If an institution successfully participates in Title IV Programs during its period of provisional certification but fails to satisfy the full certification criteria, the ED may renew the institution's provisional certification. The ED may revoke an institution's provisional certification without advance notice, if the ED determines that the institution is not fulfilling all material requirements. If the ED revokes an institution's provisional certification, the institution may not apply for reinstatement of its eligibility to participate in Title IV Programs for at least 18 months. If the ED does not recertify the institution following the expiration of its provisional certification, the institution loses eligibility to participate in Title IV Programs until the institution reapplies to participate and the ED certifies the institution to participate. The ED may also more closely review an institution that is provisionally certified, if it applies for approval to operate a new location or offer a new program of study that requires approval, or makes some other significant change affecting its eligibility. Provisional certification does not otherwise limit an institution's access to Title IV Program funds. Neither of our ITT Technical Institute institutions is provisionally certified to participate in Title IV Programs. DWC, however, is provisionally certified to participate in Title IV Programs, due to a program review of DWC conducted by the ED that had not been finalized prior to the expiration of DWC's certification on June 30, 2012. DWC's provisional certification expires on June 30, 2013.

The internal audit function of our compliance department reviews our campuses' compliance with Title IV Program requirements and conducts an annual compliance review of each of our campuses. The review addresses numerous compliance areas, including:

- student tuition refunds and return of Title IV Program funds;
- student academic progress;
- student admission;
- graduate employment;
- student attendance;
- student financial aid applications; and
- student financial aid awards and disbursements.

Each of our institutions' administration of Title IV Program funds must also be audited annually by an independent accounting firm, and the resulting audit report must be submitted to the ED for review.

Due to the highly regulated nature of the postsecondary education industry, we are subject to audits, reviews, inquiries, complaints, investigations, claims of non-compliance or lawsuits by federal and state governmental agencies, guaranty agencies, the ACs, present and former students and employees, shareholders and other third parties, which may allege violations of statutes, regulations or accreditation standards or common law causes of action (collectively, "Claims"). If the results of any Claims are unfavorable to us, we may be required to pay money damages or be subject to fines, penalties, injunctions, operational limitations, loss of eligibility to participate in federal or state financial aid programs, debarments, additional oversight and reporting, other civil and criminal penalties or other censure that could have a material adverse effect on our financial condition, results of operations and cash flows. Even if we satisfactorily resolve the issues raised by a Claim, we may have to expend significant financial and management resources, which could have a material adverse effect on our financial condition, results of operations and cash flows. Adverse publicity regarding a Claim could also negatively affect our business.

See "Risk Factors – Risks Related to Our Highly Regulated Industry" for a discussion of particular risks associated with our highly regulated industry.

Shareholder Information

We make the following materials available free of charge through our website at www.ittesi.com as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC under the Exchange Act:

- our annual reports on Form 10-K and all amendments thereto;
- our quarterly reports on Form 10-Q and all amendments thereto;
- our current reports on Form 8-K and all amendments thereto; and
- various other filings that we make with the SEC.

We also make the following materials available free of charge through our website at www.ittesi.com:

- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; and
- our Code of Business Conduct and Ethics ("Code").

We will provide a copy of the following materials without charge to anyone who makes a written request to our Investor Relations Department at ITT Educational Services, Inc., 13000 North Meridian Street, Carmel, Indiana 46032-1404 or by e-mail through our website at www.ittesi.com:

- our annual report on Form 10-K for the year ended December 31, 2012, excluding certain of its exhibits;
- our Corporate Governance Guidelines;
- the charter for each of the Audit, Compensation, and Nominating and Corporate Governance Committees of our Board of Directors; and
- the Code.

We also intend to promptly disclose on our website at www.ittesi.com any amendments that we make to, or waivers for our Directors or executive officers that we grant from, the Code.

Item 1A. Risk Factors.

In addition to the other information contained in this report, you should consider carefully the following risk factors in evaluating us and our business before making an investment decision with respect to any shares of our common stock. This report contains certain statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements are based on the beliefs of, as well as assumptions made by and information currently available to, our management. All statements which are not statements of historical fact are intended to be forward-looking statements. The forward-looking statements contained in this report reflect our or our management's current views and are subject to certain risks, uncertainties and assumptions, including, but not limited to, those set forth in the following Risk Factors. Should one or more of those risks or uncertainties materialize or should underlying assumptions prove incorrect, our actual results, performance or achievements in 2013 and beyond could differ materially from those expressed in, or implied by, those forward-looking statements.

Risks Related to Our Highly Regulated Industry

Failure of our campuses to comply with the extensive regulatory requirements for school operations could result in financial penalties, restrictions on our operations, loss of federal and state financial aid funding for our students or loss of our authorization to operate our campuses. To participate in Title IV Programs, an institution must receive and maintain authorization by the appropriate SAs, be accredited by an AC recognized by the ED and be certified as an eligible institution by the ED. As a result, our campuses are subject to extensive regulation by the ED, SAs and ACs, which cover the vast majority of our operations. The ED, SAs and ACs periodically revise their requirements and modify their interpretations of existing requirements. We cannot predict with certainty how all of the requirements applied by these agencies will be interpreted or implemented or whether all of our campuses will be able to comply with all of the requirements in the future.

If our campuses failed to comply with any of these regulatory requirements, these agencies could:

- impose monetary fines or penalties on our campuses;
- terminate or limit our campuses' operations or ability to grant degrees;
- restrict or revoke our campuses' accreditation;
- limit, terminate or suspend our campuses' eligibility to participate in Title IV Programs or state financial aid programs;
- require our campuses to repay funds received under Title IV Programs or state financial aid programs;
- require us to post a letter of credit with the ED;
- subject our institutions to heightened cash monitoring by the ED;
- transfer our institutions from the ED's advance system of receiving Title IV Program funds to its reimbursement system, under which an institution must disburse its own funds to students and document the students' eligibility for Title IV Program funds before receiving such funds from the ED; and
- subject us or our campuses to other civil or criminal penalties.

Each of these sanctions could adversely affect our financial condition, results of operations and cash flows and impose significant operating restrictions on us. If any of our campuses lost its state authorization, the campus would be unable to offer postsecondary education and we would be forced to close the campus. If any of our campuses lost its accreditation, it would lose its eligibility to participate in Title IV Programs and, in some states, its ability to operate. If we could not arrange for alternative financing sources for the students attending a campus that lost its eligibility to participate in Title IV Programs, we could be forced to close that campus. Closing multiple campuses could have a material adverse effect on our financial condition, results of operations and cash flows. See "Business – Highly Regulated Industry."

The following are some of the specific risk factors related to our highly regulated industry:

Action by the U.S. Congress to revise the laws governing the federal student financial aid programs or reduce funding for those programs could reduce our student population and increase our costs of operation. Political and budgetary concerns significantly affect Title IV Programs. The U.S. Congress enacted the HEA to be reauthorized on a periodic basis, which most recently occurred in 2008. Some of the changes to the requirements governing the Title IV Programs increased our administrative burden, which has adversely affected our operations. If our efforts to comply with the provisions of the HEA are inconsistent with how the ED interprets the HEA or implements its regulations under the HEA, or with other regulations, we may be found to be in noncompliance with those provisions and the ED could impose monetary penalties, place limitations on our operations and/or condition or terminate our eligibility to participate in Title IV Programs.

In addition, the U.S. Congress can change the laws affecting Title IV Programs in the annual federal appropriations bills and other laws it enacts between the HEA reauthorizations. For example, the Consolidated Appropriations Act of 2012 ("Appropriations Act"), which was signed into law on December 23, 2011, placed new restrictions on students' eligibility for grants under the Pell program effective July 1, 2012. As a result, the amount of federal student financial aid available to some current and prospective students is less, but we do not believe that those changes will negatively affect the decisions of prospective or current students to begin or continue attending our institutions, because:

- the reduction in the Pell grant amount received by a particular student is not material relative to the cost of the student's program of study; and
- we believe that there are other financial aid sources available to students that they could use to help pay their program costs, including other grants, scholarships and internal student financing.

At this time, we cannot predict all of the changes that the U.S. Congress will ultimately make. Since a significant percentage of our revenue is indirectly derived from Title IV Programs, any action by the U.S. Congress that significantly reduces Title IV Program funding or the ability of our campuses or students to participate in Title IV Programs could have a material adverse effect on our financial condition, results of operations and cash flows.

If one or more of our campuses lost its eligibility to participate in Title IV Programs, or if the U.S. Congress significantly reduced the amount of available Title IV Program funding, we would try to arrange or provide alternative sources of financial aid for the students at the affected campuses. We cannot assure you that one or more private organizations would be willing to provide loans to students attending those campuses or that the interest rate and other terms of those loans would be as favorable as for Title IV Program loans. In addition, the private organizations could provide a discounted disbursement amount to us on the student loans and/or require us to guarantee all or part of this assistance on unfavorable terms, and we might incur other additional costs. If we provided more direct financial assistance to our students, we would incur additional costs and assume increased credit risks.

Legislative action may also increase our administrative costs and burden and require us to modify our practices in order for our campuses to comply fully with the legislative requirements, which could have a material adverse effect on our financial condition, results of operations and cash flows.

One or more of our institutions may lose its eligibility to participate in Title IV Programs, if its federal student loan cohort default rates are too high. Under the HEA, an institution may lose its eligibility to participate in some or all Title IV Programs, if the rates at which the institution's students default on their federal student loans exceed specified percentages. The ED calculates these rates for each institution on an annual basis, based on the number of students who have defaulted, not the dollar amount of such defaults. Each institution that participated in the FFEL and/or FDL program receives a FFEL/FDL cohort default rate for each federal fiscal year ("FFY") based on defaulted FFEL and FDL program loans. A FFY is October 1 through September 30. The ED calculates an institution's annual cohort default rate as the rate at which borrowers scheduled to begin repayment on their loans in one FFY default on those loans by the end of:

- the next FFY ("Two-Year CDR"); and
- the second succeeding FFY ("Three-Year CDR")

The ED began calculating a Three-Year CDR for each institution for FFY 2009.

If an institution's Two-Year CDR is:

- 25% or greater for three consecutive FFYs, the institution loses eligibility to participate in the FDL and Pell programs for the remainder of the FFY in which the ED determines that the institution has lost its eligibility and for the two subsequent FFYs; or
- greater than 40% for one FFY, the institution loses eligibility to participate in the FDL programs for the remainder of the FFY in which the ED determines that the institution has lost its eligibility and for the two subsequent FFYs.

None of our institutions had a Two-Year CDR of 25% or greater for any of the FFYs 2008, 2009 or 2010, which are the three most recent FFYs for which official Two-Year CDRs have been issued by the ED. The following table sets forth the average of our institutions' Two-Year CDRs for the FFYs indicated:

FFY	Two-Year CDR Average
2010 (a)	16.4%
2009	18.0%
2008	12.2%

(a) The most recent FFY for which the ED has published official Two-Year CDRs.

We believe that the increase in the Two-Year CDR average for FFYs 2010 and 2009 compared to the Two-Year CDR average for FFY 2008 was primarily due to the servicing on the FFEL program loans that were purchased by the ED from the lenders (the "Purchased Loans"). The Purchased Loans were initially serviced by the FFEL program lenders that made those loans, until the Purchased Loans were sold to the ED. Upon receipt of the Purchased Loans, the ED transferred the servicing of those loans to the servicer of the FDL program loans. Shortly thereafter, the ED replaced the servicer of the FDL program loans with four different servicers, and servicing of the Purchased Loans was distributed among the new servicers of the FDL program loans. We believe that the changes in the servicers of the Purchased Loans had a negative impact on the servicing of those loans, which could have resulted in a higher Two-Year CDR average with respect to those loans. Our institutions' Two-Year CDR average for FFYs 2010 and 2009 with respect to the FFEL program loans that were not sold by the FFEL program lenders to the ED (the "Retained Loans") was approximately the same as our institutions' Two-Year CDR average for FFY 2008. We believe that this is primarily due to the absence of any disruption in the servicing of the Retained Loans.

We have appealed the ITT Technical Institute institutions' official Two-Year CDRs for FFY 2010 on the basis that the Purchased Loans were improperly serviced. Based on the loan servicing information on the Purchased Loans included in the Two-Year CDRs for FFY 2010 that we obtained from the servicers of those loans, we believe that the Purchased Loans included in the Two-Year CDRs for FFY 2011 and, possibly, FFY 2012 may also have been improperly serviced. As a result, we intend to appeal the ITT Technical Institute institutions' official Two-Year CDRs for FFY 2011 and, possibly, FFY 2012 on the basis that the Purchased Loans were improperly serviced.

Beginning with the official Three-Year CDRs for FFY 2009, the cohort default rate for three consecutive FFYs that triggers loss of eligibility to participate in FDL and Pell programs increases from 25% to 30%. We believe that our institutions' Three-Year CDRs will likely be higher than our institutions' Two-Year CDRs, because of longer repayment and default histories, among other factors. The ITT Technical Institute institutions' average Three-Year CDR for FFY 2009 was 34.2%, but we believe that the ITT Technical Institute institutions' Three-Year CDRs will be less than 30% for FFYs 2010 and 2011.

Since the same Purchased Loans are included in both the Two- and Three-Year CDRs for FFY 2009, we have appealed the ITT Technical Institute institutions' official Three-Year CDRs for FFY 2009 on the basis that those Purchased Loans were improperly serviced. Similarly and for the same reason that we intend to appeal the Two-Year CDRs for FFYs 2011 and, possibly, 2012, as discussed above, we intend to appeal the ITT Technical Institute institutions' Three-Year CDRs for FFYs 2010, 2011 and, possibly, 2012.

The ED may place an institution on provisional certification status, if the institution's official:

- Two-Year CDR is 25% or greater in any of the three most recent FFYs; or
- beginning in 2014, Three-Year CDR is 30% or greater for at least two of the three most recent FFYs.

The ED may more closely review an institution that is provisionally certified, if it applies for approval to open a new location or offer a new program of study that requires approval, or makes some other significant change affecting its eligibility. Provisional certification does not otherwise limit an institution's participation in Title IV Programs. See "Business—Highly-Regulated Industry."

An institution can appeal its loss of eligibility due to high Three-Year CDRs. During the pendency of any such appeal, the institution remains eligible to participate in the FDL and Pell programs. If an institution continues its participation in the FDL programs during the pendency of any such appeal and the appeal is unsuccessful, the institution must pay the ED the amount of interest, special allowance, reinsurance and any related payments paid by the ED (or which the ED is obligated to pay) with respect to the FDL program loans made to the institution's students or their parents that would not have been made if the institution had not continued its participation (the "Direct Costs"). If a substantial number of our campuses were subject to losing their eligibility to participate in the FDL and Pell programs because of our institutions' Three-Year CDRs, the potential amount of the Direct Costs for which we would be liable if our appeals were unsuccessful would prevent us from continuing some or all of the affected campuses' participation in the FDL program during the pendency of those appeals, which would have a material adverse effect on our financial condition, results of operations and cash flows.

Current and future economic conditions in the United States could also adversely affect our institutions' Two-Year CDRs and Three-Year CDRs. Increases in interest rates, declines in individuals' incomes, and job losses for our students and graduates or their parents have contributed to, and could continue to contribute to, higher default rates on student loans.

The servicing and collection efforts of student loan servicers help to lower our institutions' Two-Year CDRs and Three-Year CDRs. We supplement their efforts by attempting to contact students to advise them of their responsibilities and any deferment, forbearance or alternative repayment plans for which they may qualify.

If any of our institutions lost its eligibility to participate in FDL and Pell programs and we could not arrange for alternative financing sources for the students attending the campuses in that institution, we would probably have to close those campuses, which could have a material adverse effect on our financial condition, results of operations and cash flows.

If the ED's vacated gainful employment regulations are reinstituted and if any of our programs of study fail to qualify as programs that lead to gainful employment in a recognized occupation under those regulations, students attending those programs of study will be unable to receive funds from Title IV Programs to help pay their education costs. On June 13, 2011, the ED issued final regulations that were to become effective on July 1, 2012, specifying requirements related to a program of study that leads to gainful employment in a recognized occupation (the "GE Requirements"). On June 30, 2012, the U.S. District Court for the District of Columbia vacated all of the GE Requirements, except for those pertaining to certain institutional disclosures. We cannot assure you that all of the GE Requirements will not be reinstituted, whether through an appellate court decision that overturns the District Court's ruling, the promulgation of new regulations by the ED or otherwise, which could have a material adverse effect on our financial condition, results of operations and cash flows. Under the vacated GE Requirements, if any of our programs of study had failed to satisfy those requirements for three out of four FFYs, that program would have been deemed ineligible under Title IV Programs. Students cannot obtain financial aid under Title IV Programs to help pay their education costs associated with attending ineligible programs of study. A program of study would have satisfied the vacated GE Requirements, if:

- the program's annual loan repayment rate, as defined and calculated by the ED, was at least 35%;
- the program's graduates' median annual loan payment, as calculated by the ED, was less than or equal to:
  - 30% of discretionary income; or
  - 12% of annual earnings; or
- the data needed to determine whether the program satisfies the GE Requirements were not available to the ED.

The first FFY that a program of study was required to satisfy the vacated GE Requirements was FFY 2012 (i.e., October 1, 2011 through September 30, 2012). Under the vacated GE Requirements, a program of study offered by an institution was defined based on its credential level (e.g., diploma, associate degree, bachelor degree, master's degree, etc.) and Classification of Institutional Program ("CIP") code. Different programs of study offered by an institution that were at the same credential level and had the same CIP code were combined and treated as a single program under the vacated GE Requirements.

Subject to certain adjustments, limitations and exclusions:

- a program of study's loan repayment rate for a particular FFY was defined and calculated by the ED by dividing:
  - the original outstanding principal balance of FFEL and FDL program loans owed by students for attendance in that program of study on the date those loans first entered repayment during the applicable earlier FFYs (the "OOPB"); into
  - the amount of the OOPB represented by those loans that had never been in default and either:
    - been paid in full by a borrower; or
    - had the balance reduced during the most recently completed FFY to an amount that was less than the outstanding balance at the beginning of that FFY; and
- the annual loan payment for a program of study was calculated by the ED using:
  - the median loan debt of students who completed the program of study during the applicable earlier FFYs;

- the annual interest rate on FDL program unsubsidized loans; and
- a 10-year amortization schedule for a program of study that led to a diploma or associate degree, or a 15-year amortization schedule for a program of study that led to a bachelor or master's degree.

The median loan debt included FFEL and FDL program loans, private education loans and institutional financing received by those students for attendance in any program of study offered by the institution. The ED would have determined whether the annual loan payment for a program of study in a particular FFY was less than or equal to:

- 30% of discretionary income by dividing:
  - the higher of the most currently available mean or median annual earnings of the students who completed the program during the applicable earlier FFYs (the "Applicable Earnings"), less 1.5 times the amount of the most current Poverty Guidelines for a single person in the continental United States; into
  - the annual loan payment; and
- 12 % of annual earnings by dividing:
  - the Applicable Earnings; into
  - the annual loan payment.

The Applicable Earnings were to be obtained by the ED from the Social Security Administration or another federal agency (collectively, the "SSA"). If a program's graduates' median annual loan payment as calculated by the ED using Applicable Earnings obtained from the SSA was greater than 30% of discretionary income and 12% of annual earnings, however, an institution could have demonstrated that the program satisfied the annual loan payment requirements by recalculating the discretionary income and annual earnings percentages using alternative earnings from:

- the Bureau of Labor Statistics ("BLS"), but for only FFYs 2012, 2013 and 2014;
- an institutional survey conducted in accordance with standards of the National Center for Education Statistics; or
- a state-sponsored data system.

An institution could have used BLS earnings data to recalculate the discretionary income and annual earnings percentages with respect to a program of study, only if the institution:

- identified and provided documentation to the ED of the occupation by Standard Occupational Classification ("SOC") code(s) issued by the BLS in which more than 50% of the students who completed the program during the applicable earlier FFYs were employed, and that number of students was more than 30;
- used the most current BLS earnings data at the 25th percentile for the identified SOC code (or the weighted average of that data for each SOC code, if more than one SOC code was identified); and
- submitted to the ED, upon its request, all of the employment and other records that supported the SOC code(s) identified with the occupations in which those students were employed.

Depending on how the ED interpreted and applied the vacated GE Requirements, if any of our programs had failed the annual loan payment requirement using the Applicable Earnings from the SSA, we believe that the alternative BLS earnings may have provided us with an opportunity to demonstrate that the program satisfied the annual loan payment requirement for FFYs 2012, 2013 and 2014.

If a program of study failed to satisfy the vacated GE Requirements for:

- one FFY, the institution was required to provide a warning to current and prospective students that explained the vacated GE Requirements, identified the amount by which the program did not satisfy the vacated GE Requirements and described the actions that the institution planned to take to improve the program's performance under the vacated GE Requirements (the "Debt Warning") and could not enroll a prospective student until three days after the Debt Warning was given to the prospective student;
- two of the three most recently completed FFYs, the institution was required to:
  - provide the Debt Warning to current and prospective students;
  - prominently display the Debt Warning on its website;
  - include the Debt Warning in all of its promotional materials; and
  - enhance the Debt Warning with additional information, including, without limitation:
    - the risks associated with enrolling or continuing in the program;
    - a timeline and options available to the students, if the institution planned to discontinue the program;
    - a statement that a student who enrolled or continued in the program should expect to have difficulty repaying his or her student loans; and
    - resources that would have been available to students to research other educational options and compare program costs; and
- three out of four FFYs, the program of study would become ineligible under the Title IV Programs.

An institution could not seek to reestablish the eligibility of a program of study that became ineligible for failure to satisfy the vacated GE Requirements or establish the eligibility of a substantially similar program of study, until the end of the third FFY following the FFY that the program of study became ineligible. A program of study would have been substantially similar, if it had the same credential level and first four digits of the CIP code as that of the ineligible program. If an institution voluntarily discontinued a program of study that failed to satisfy the vacated GE Requirements for one or two consecutive FFYs, the institution could not seek to reestablish the eligibility of that program of study until the end of the second or third FFY following the FFY in which the institution notified the ED that the institution was relinquishing Title IV Program eligibility for that program of study, depending on when the institution provides such notice to the ED.

There were many open questions and interpretive issues related to the GE Requirements before most were vacated, including questions as to the ability of institutions to obtain and verify the information needed to calculate the applicable metrics. In addition, the continuing eligibility of our programs of study under Title IV Programs were at risk under the vacated GE Requirements due to factors beyond our control, such as:

- changes in the income level of persons employed in specific occupations or sectors;
- changes in student mix to persons requiring higher amounts of student loans to complete their programs;
- changes in student loan repayment rates, including the usage of deferments and forbearances;
- changes in student loan delinquency rates;
- changes in the nation's economy, which may affect graduate employment, graduate earnings and, therefore, the ability of graduates to repay their student loans;
- personal employment decisions made by our students;
- increases in interest rates; and
- changes in the ED's interpretation of any element of the vacated GE Requirements that would have resulted in a more expansive or harsh enforcement than was presented.

In addition, providing Debt Warnings to current and prospective students could have had an adverse impact on the level of interest and enrollment in those programs of study.

We cannot predict with certainty the impact that the vacated GE Requirements would have had on our operations. In response to the vacated GE Requirements, we made significant changes to the programs of study that we offer. The vacated GE Requirements also put downward pressure on tuition prices, to help prevent students from incurring debt that exceeded the levels required for a program to remain eligible under Title IV Programs. This could, in turn, increase the percentage of our revenue that is derived from Title IV Programs and, therefore, adversely impact our compliance with other ED regulations. We had also begun to limit enrollment in certain programs of study and substantially increased our efforts to promote student loan repayment. The continuation of any or all of these factors could reduce our enrollment and/or increase our cost of doing business, perhaps materially, which could have a material adverse effect on our business, prospects, financial condition, results of operations, cash flows and stock price.

We may be required to post a letter of credit or accept other limitations in order to continue our campuses' participation in Title IV Programs, state authorization and accreditation, if we or our campuses do not meet the financial standards of the ED, SAs or ACs. The ED, SAs and ACs prescribe specific financial standards that an institution must satisfy to participate in Title IV Programs, operate in a state and be accredited. The ED evaluates institutions for compliance with its standards each year, based on the institution's annual audited financial statements, as well as following any change of control of the institution and when the institution is reviewed for recertification by the ED. The most significant financial responsibility measurement is the institution's composite score, which is calculated by the ED based on three ratios:

- the equity ratio, which measures the institution's capital resources, ability to borrow and financial viability;
- the primary reserve ratio, which measures the institution's ability to support current operations from expendable resources; and
- the net income ratio, which measures the institution's ability to operate at a profit.

The ED assigns a strength factor to the results of each of these ratios on a scale from negative 1.0 to positive 3.0, with negative 1.0 reflecting financial weakness and positive 3.0 reflecting financial strength. The ED then assigns a weighting percentage to each ratio and adds the weighted scores for the three ratios together to produce a composite score for the institution. The composite score must be at least 1.5 for the institution to be deemed financially responsible by the ED without the need for further oversight. Our institutions' composite score, based on our fiscal year consolidated financial statements at the parent company level, was 1.8 in 2012 and 2.1 in 2011. Our composite score in 2012 was lower than in 2011, primarily due to a lower primary reserve ratio and, to a lesser extent, a lower equity ratio. The primary reserve ratio in 2012 was negatively impacted by our lower level of operating income in 2012 compared to 2011. In 2012, we repurchased approximately 3.0 million shares of our common stock for approximately $207.9 million compared to approximately 4.0 million shares of our common stock for approximately $282.7 million in 2011. Share repurchases have the accounting effect of reducing our shareholders' equity, which results in a lower equity ratio. Therefore, share repurchases and lower operating and net income in 2012 contributed to a lower equity ratio in that year compared to 2011.

In evaluating an institution's compliance with the financial responsibility standards, the ED may examine the financial statements of the individual institution, the institution's parent company, or any party related to the institution. Historically, the ED has evaluated the financial condition of our campuses on a consolidated basis based on our financial statements at the parent company level. If the ED determines that an institution does not satisfy the ED's financial responsibility standards, the institution may establish its financial responsibility on one of several alternative bases, including posting a letter of credit in an amount equal to a specified percentage of the total Title IV Program funds received by the institution during the institution's most recently completed fiscal year and, in some cases, agreeing to receive Title IV Program funds under an arrangement other than the ED's standard advance funding arrangement while being provisionally certified and to be subject to certain additional reporting requirements. The requirement to post a letter of credit or other sanctions by the ED could increase our cost of regulatory compliance and adversely affect our results of operations and cash flows.

One or more of our institutions may have to post a letter of credit or be subject to other sanctions if it does not correctly calculate and return within the required time frame Title IV Program funds for, or refund monies paid by or on behalf of, students who withdraw before completing their program of study. The HEA and its implementing regulations impose limits on the amount of Title IV Program funds withdrawing students can use to pay their education costs (the "Return Policy"). The Return Policy permits a student to use only a pro rata portion of the Title IV Program funds that the student would otherwise be eligible to use, if the student withdraws during the first 60% of any period of enrollment. For the vast majority of our campuses, a period of enrollment is generally an academic quarter. The institution must calculate and return to the ED any Title IV Program funds that the institution receives on behalf of a withdrawing student in excess of the amount the student can use for such period of enrollment. The institution must return those unearned funds in a timely manner which is generally within 45 days of the date the institution determined that the student had withdrawn. If the unearned funds are not properly calculated and timely returned, we may have to post a letter of credit in favor of the ED or be otherwise sanctioned by the ED. An institution is required to post a letter of credit with the ED in an amount equal to 25% of the total dollar amount of unearned Title IV Program funds that the institution was required to return with respect to withdrawn students during its most recently completed fiscal year, if the institution is found in an audit or program review to have untimely returned unearned Title IV Program funds with respect to 5% or more of the students in the audit or program review sample of withdrawn students, in either of its two most recently completed fiscal years. As of December 31, 2012, no audit or review had found that any of our institutions violated the ED's standard on the timely return of unearned Title IV Program funds. The requirement to post a letter of credit or other sanctions by the ED could increase our cost of regulatory compliance and adversely affect our results of operations.

The standards of most of the SAs and the ACs limit a student's obligation to an institution for tuition and fees, if a student withdraws from the institution (the "Refund Policies"). The specific standards vary among the SAs. Depending on when during an academic term a student withdraws and the applicable Refund Policies, in many instances the student remains obligated to the campus for some or all of the student's education costs that were paid by the Title IV Program funds returned under the Return Policy. In these instances, many withdrawing students are unable to pay all of their education costs, unless the students have access to other sources of financial aid. Qualified students may be able to obtain private education loans that can help replace any Title IV Program funds that are returned if any of those students withdraw, but it is unlikely that many of our affected students would be able to qualify for these types of loans. If these types of loans were unavailable, we could be unable to collect a significant portion of many withdrawing students' education costs that would have been paid by Title IV Program funds that were returned, which, in the aggregate, could have a material adverse effect on our results of operations and cash flows.

One or more of our institutions may lose its eligibility to participate in Title IV Programs, if the percentage of its revenue derived from those programs is too high. Under a provision of the HEA commonly referred to as the 90/10 Rule, a proprietary institution may be sanctioned if, on a cash accounting basis, the institution derives more than 90% of its applicable revenue in a fiscal year from Title IV Programs. If an institution exceeds the 90% threshold for any single fiscal year, the ED would place that institution on provisional certification status for the institution's following two fiscal years, unless the institution's participation in Title IV Programs ends sooner. In addition, if an institution exceeds the 90% threshold for two consecutive fiscal years, it would be ineligible to participate in Title IV Programs as of the first day of the following fiscal year and would be unable to apply to regain its eligibility until the end of the second subsequent fiscal year. Furthermore, if one of our institutions exceeded the 90% threshold for two consecutive fiscal years and became ineligible to participate in Title IV Programs but continued to disburse Title IV Program funds, the ED would require the institution to repay, with limited exceptions, all Title IV Program funds disbursed by the institution after the effective date of the loss of eligibility.

For our 2012 fiscal year, none of our institutions derived more than approximately 80% of its applicable revenue on a cash accounting basis from Title IV Programs under the 90/10 Rule calculation. Any changes in federal law that increase Title IV Program grant or loan limits, or that count funds other than Title IV Program funds toward the 90% limit, may result in an increase in the percentage of revenue that we indirectly derive from Title IV Programs, which could make it more difficult for us to satisfy the 90/10 Rule.

We regularly monitor compliance with the 90/10 Rule to minimize the risk that any of our institutions would derive more than the maximum allowable percentage of its applicable revenue from Title IV Programs for any fiscal year. If an institution appeared likely to approach the maximum percentage threshold, we would consider making changes in student financing to comply with the 90/10 Rule, but we cannot assure you that we would be able to do this in a timely manner or at all. If any of our institutions lost its eligibility to participate in Title IV Programs and we could not arrange for alternative financing sources for the students attending the campuses in that institution, we would probably have to close those campuses, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Failure by one or more of our institutions to satisfy the ED's administrative capability requirements could result in financial penalties, limitations on the institution's participation in Title IV Programs, or loss of the institution's eligibility to participate in Title IV Programs. To participate in Title IV Programs, an institution must satisfy criteria of administrative capability prescribed by the ED. These criteria include requirements that the institution:

- demonstrate a reasonable relationship between the length of its programs and the entry-level job requirements of the relevant fields of employment;
- comply with all of the applicable Title IV Program regulations prescribed by the ED;
- have capable and sufficient personnel to administer the institution's participation in Title IV Programs;
- define and measure the satisfactory academic progress of its students within parameters specified by the ED;
- provide adequate financial aid counseling to its students who receive Title IV Program funds; and
- timely submit all required reports and financial statements to the ED.

If the ED determines that an institution is not capable of adequately administering its participation in any of the Title IV Programs, the ED could:

- impose monetary fines or penalties on the institution;
- require the institution to repay funds received under Title IV Programs;
- transfer the institution from the advance method of payment of Title IV Program funds to heightened cash monitoring status or the reimbursement system of payment; or
- limit or terminate the institution's eligibility to participate in Title IV Programs.

Each of these sanctions could adversely affect our financial condition, results of operations and cash flows and impose significant operating restrictions on us. In addition, an institution is currently deemed by the ED to lack administrative capability if its Two-Year CDR equals or exceeds 25% for any of the three most recent federal fiscal years for which such rates have been published. On and after 2014, an institution is deemed by the ED to lack administrative capability if its Three-Year CDR equals or exceeds 30% for at least two of the three most recent federal fiscal years for which such rates have been published. If an institution's administrative capability is impaired solely because its Two-Year CDRs or Three-Year CDRs equal or exceed the applicable percentage, the institution can continue to participate in Title IV Programs, but the ED may place the institution on provisional certification.

We are subject to sanctions if we pay impermissible commissions, bonuses or other incentive payments to individuals involved in certain recruiting, admission or financial aid activities. The ED's regulations prohibit an institution participating in Title IV Programs from providing any commission, bonus or other incentive payment based directly or indirectly on success in securing enrollments or financial aid to any person or entity engaged in any student recruitment or admission activity or in making decisions regarding the awarding of Title IV Program funds (the "Incentive Compensation Prohibition"). We believe that the Incentive Compensation Prohibition:

- does not establish clear criteria for compliance in all circumstances, and the ED will not entertain a request by an institution for the ED to review and assess its individual compensation plan;
- may subject us to qui tam lawsuits for alleged violations of the False Claims Act, 31 U.S.C. § 3729 *et seq.* ("False Claims Act");
- adversely affects our ability to compensate our employees based on their performance of their job responsibilities, which makes it more difficult to attract and retain highly-qualified employees; and
- impairs our ability to sustain and grow our business.

We cannot be sure that the compensation that we have paid our employees will not be determined to violate the Incentive Compensation Prohibition. If the ED determines that our compensation practices violate the Incentive Compensation Prohibition, the ED could subject us to substantial monetary fines or penalties or other sanctions. We could also be subjected to qui tam lawsuits for alleged violations of the False Claims Act related to the Incentive Compensation Prohibition. Those sanctions and lawsuits could have a material adverse effect on our financial condition, results of operations, cash flows and future growth.

We cannot operate new campuses, add learning sites or offer new programs, if they are not timely authorized by our regulators, and we may have to repay Title IV Program funds disbursed to students enrolled at any of those locations or in any of those programs, if we do not obtain prior authorization. Our expansion plans assume that we will be able to continue to obtain the necessary authorization from the ED, ACs and SAs to establish new campuses, add learning sites to our existing campuses and expand or revise the program offerings at our existing campuses in a timely manner. If we are unable to obtain the authorizations from the ED, ACs or SAs for any new campuses or learning sites, or any new or revised program offerings, where such authorizations are required, or to obtain such authorizations in a timely manner, our ability to operate the new campuses, add the learning sites or offer new or revised programs as planned would be impaired, which could have a material adverse effect on our expansion plans.

The process of obtaining any required SA and ACs authorizations can also delay our operating new campuses, adding learning sites or offering new programs. In certain circumstances, the state laws and regulations in effect in the states where we are located or anticipate establishing a new location or the ACs standards may limit our ability to establish new campuses and learning sites and expand the programs offered at a campus, which could have a material adverse effect on our expansion plans.

In addition, an institution that is eligible to participate in Title IV Programs may add a new location or program without the ED's approval only if certain requirements are met. Otherwise, the institution must obtain the ED's approval before it may disburse Title IV Program funds to students in the new location or program. If we were to erroneously determine that a new location or program is eligible for Title IV Program funding, we would likely be liable for repayment of the Title IV Program funds provided to students in that location or program. See "Business – Highly Regulated Industry."

Failure by many of our campuses or program offerings to satisfy the ACICS compliance standards with respect to Student Retention Rates or Graduate Placement Rates could cause us to close those campuses and reduce the offerings of those programs. Under the ACICS standards, if the Student Retention Rate or Graduate Placement Rate:

- of a campus falls below the ACICS benchmark standards, the campus is required to develop and implement a campus improvement plan and periodically report its results to the ACICS;
- of a campus falls below the ACICS compliance standards, the campus is required to come into compliance within a specified time period, or the ACICS may withdraw the campus' inclusion in the institution's grant of accreditation;
- of a program offering at a campus falls below the ACICS benchmark standards, the campus is required to develop and implement a program improvement plan for that program offering; or
- of a program offering at a campus falls below the ACICS compliance standards, the program offering is required to come into compliance within a specified time period, or the ACICS may withdraw its authorization of that program offering.

A campus that falls below the ACICS:

- benchmark standards is not required to obtain permission from the ACICS prior to applying to add a new program offering; or
- compliance standards is required to obtain permission from the ACICS prior to applying to add a new program offering.

One ITT Technical Institute location needs to raise its Student Retention Rate to at least 52% by November 1, 2014, or the ACICS may withdraw that location's inclusion in the institution's grant of accreditation. Three ITT Technical Institute locations need to raise their Graduate Placement Rates to at least 47% by November 1, 2014, or the ACICS may withdraw those locations' inclusion in the institution's grant of accreditation. A total of 81 program offerings at 50 ITT Technical Institute locations need to raise their Student Retention Rates to at least 52% by November 1, 2014, or the ACICS may withdraw its authorization of those program offerings. A total of 221 program offerings at 96 ITT Technical Institute locations need to raise their Graduate Placement Rates to at least 47% by November 1, 2014, or the ACICS may withdraw its authorization of those program offerings. If many of our campuses and/or program offerings fall below the ACICS compliance standards with respect to Student Retention Rates or Graduate Placement Rates and we were unable to timely bring those campuses and/or program offerings into compliance, we may have to close those campuses and reduce the offerings of those programs, which could have a material adverse effect on our expansion plans, financial condition, results of operations and cash flows.

The failure of our programs of study offered in any state to qualify as credit hour programs, as opposed to clock hour programs, under the ED's regulations would likely result in our students, who attend those programs, receiving less funds from Title IV Programs, may result in fewer students attending those programs and could result in financial penalties. The ED's regulations related to determining when a program of study is required to measure student progress in clock hours, as opposed to credit hours, are unclear. Students attending credit hour programs of study that are required to be measured in clock hours will likely receive less funds from Title IV Programs to pay their cost of education with respect to those programs of study. Students interested in those programs of study may have to use more expensive private financing to pay their cost of education or may be unable to enroll in those programs of study. Students may determine that they do not qualify for private financing or that the private financing costs make borrowing too expensive, which may cause students to abandon or delay their education. Any or all of these factors could reduce our enrollment, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and stock price. If we were to erroneously determine that a program of study is not required to measure student progress in clock hours, we would likely be liable for repayment of a portion of the Title IV Program funds provided to students in that program of study based on the difference between the amount of funds those students received and the amount they were eligible to receive.

Government and regulatory agencies and third parties may bring investigations, claims or actions against us based on alleged violations of the extensive regulatory requirements applicable to our campuses, which could require us to pay monetary damages, receive other sanctions and expend significant resources to defend those claims or actions. Due to the highly regulated nature of the postsecondary education industry, we are subject to investigations and claims of non-compliance with regulatory standards and other actions brought by regulatory agencies, students, shareholders and other parties. If the results of any of those investigations and claims are unfavorable to us, we may be required to pay money damages or be subject to fines, penalties, injunctions, operational limitations, loss of eligibility to participate in federal or state financial aid programs, debarments, additional oversight and reporting, or other civil and criminal sanctions. Those sanctions could have a material adverse effect on our financial condition, results of operations and cash flows. Even if we satisfactorily resolve the issues raised by those types of investigations and claims, we may have to divert significant financial and management resources from our ongoing business operations to address and defend those investigations and claims, which could have a material adverse effect on our financial condition, results of operations and cash flows. Adverse publicity regarding any of those investigations and claims could also negatively affect our business and the market price of our common stock. See "Business – Highly Regulated Industry."

On May 18, 2012, we received a Civil Investigative Demand ("CID") from the U.S. Consumer Financial Protection Bureau ("CFPB"). The CFPB's CID provides that the purpose of the investigation is, in part, "to determine whether for-profit post-secondary companies, student loan origination and servicing providers, or other unnamed persons have engaged or are engaging in unlawful acts or practices relating to the advertising, marketing, or origination of private student loans." The CFPB's CID contains broad requests for production of documents, answers to interrogatories and written reports related to private education loans made to our students and many other aspects of our business. We have provided documentation and other information to the CFPB, while preserving our rights to object to its inquiry. In August 2012, we filed a petition with the CFPB to set aside or modify the CFPB's CID. We believe that our acts and practices relating to private education loans are lawful.

On October 30, 2012, we received a CID from the Massachusetts Office of the Attorney General ("MAG"). The MAG's CID provides that the MAG is investigating allegations that we may have violated Massachusetts General Laws, Chapter 93A, Section 2(a) by "engaging in unfair or deceptive practices in connection with marketing and advertising job placement and student outcomes, the recruitment of students, and the financing of education." The MAG's CID contains broad requests for production of documents related to our students in Massachusetts, including the financial aid available to those students, our recruitment of those students, the career services that we offer to those students, our marketing and advertising, the retention and graduation rates of those students and many other aspects of our business. We believe that our acts and practices relating to our students in Massachusetts are lawful.

On February 8, 2013, we received a subpoena from the SEC. In a letter accompanying the subpoena, the SEC states that it is conducting an investigation of us. The SEC's subpoena requests the production of documents and communications that, among other things, relate to our actions and accounting associated with: (a) agreements that we entered into with an unaffiliated entity on February 20, 2009 (the "2009 Entity") to create a program that made private education loans available to our students to help pay the students' cost of education that student financial aid from federal, state and other sources did not cover (the "2009 Loan Program"), including, without limitation, a risk sharing agreement that we entered into with the 2009 Entity pursuant to which we guarantee the repayment of the principal amount (including capitalized origination fees) and accrued interest payable on any private education loans that are charged off above a certain percentage of the private education loans made under the 2009 Loan Program, based on the annual dollar volume (the "2009 RSA"); and (b) agreements that we entered into with unrelated parties on January 20, 2010 to create a program, called the PEAKS Private Student Loan Program, that made private education loans available to our students to help pay the students' cost of education that student financial aid from federal, state and other sources did not cover (the "PEAKS Program"), pursuant to which:

- an unaffiliated lender originated private education loans to our eligible students and, subsequently, sold those loans to an unaffiliated trust that purchased, owns and collects private education loans (the "PEAKS Trust");
- the PEAKS Trust issued senior debt in the aggregate principal amount of $300.0 million (the "PEAKS Senior Debt") to investors; and
- we guarantee payment of the principal, interest and, prior to February 2013, certain call premiums owed on the PEAKS Senior Debt, the administrative fees and expenses of the PEAKS Trust and the required ratio of assets of the PEAKS Trust to outstanding PEAKS Senior Debt (the "PEAKS Guarantee").

We are cooperating with the SEC in its investigation. There can be no assurance, however, that the ultimate outcome of the SEC investigation will not have a material adverse effect on our financial condition or results of operations.

Investigations, claims and actions against companies in our industry could adversely affect our business and stock price. The operations of a number of companies in the postsecondary education industry have been subject to intense regulatory scrutiny. In some cases, allegations of wrongdoing have resulted in reviews or investigations by the U.S. Department of Justice, SEC, ED, Government Accountability Office, Department of Veterans Affairs, Department of Defense, state education and professional licensing authorities, states' attorney general offices or other state agencies. These investigations and actions have alleged, among other things, deceptive trade practices and noncompliance with regulations. These allegations have attracted adverse media coverage that may negatively affect public perceptions of proprietary education institutions, including the ITT Technical Institutes and Daniel Webster College. Adverse media coverage regarding other companies in the proprietary education sector or regarding us directly could damage our reputation, could result in lower enrollments, revenue and profit, and could have a negative impact on our stock price. These allegations, reviews, investigations and enforcement actions and the accompanying adverse publicity could also result in increased scrutiny of, and have a negative impact on, us and our industry.

Changes in the amount or availability of veterans' educational benefits or Department of Defense tuition assistance programs could materially and adversely affect our business. Certain members of the U.S. Congress and the Obama Administration have recently increased their focus on Department of Defense tuition assistance and veterans educational benefits that are used for programs of study offered at proprietary education institutions, particularly distance education programs of study. On April 27, 2012, President Obama signed Executive Order 13607, Establishing Principles of Excellence for Educational Institutions Serving Service Members, Veterans, Spouses, and Other Family Members (the "EO"). The EO requires an institution to agree to comply with the principles of excellence described in the EO in order for the institution to participate in the Yellow Ribbon Program for Veterans under the Post-9/11 GI Bill or the Tuition Assistance Program for active duty service members. Among other things, the principles of excellence include a requirement that institutions implement a refund policy for veterans and service members that is aligned with the Return Policy. In addition, certain members of Congress have introduced legislation that would revise the 90/10 Rule to count Department of Defense tuition assistance and veterans' educational benefits toward the 90% limit. To the extent that any laws, regulations or other requirements are adopted that limit or condition the amount of educational benefits that veterans and active duty service members can use toward their costs of education at proprietary education institutions or in distance education programs, or that limit or condition the participation of proprietary education institutions or distance education programs in military tuition assistance programs or in Title IV Programs with respect to military tuition assistance programs, our enrollments, results of operations and financial condition could be materially and adversely affected.

If the graduates of some of our programs are unable to obtain licensure in their chosen professional fields of study, the enrollment in and the revenue derived from those programs could decrease and claims could be made against us that could be costly to defend. Graduates of certain of our programs of study offered through our Breckinridge School of Nursing and Health Sciences seek professional licensure in their chosen field following graduation. Their success in obtaining licensure depends on several factors, including:

- the merits of the individual student; and
- whether the campus and the program were authorized by the appropriate SAs and/or approved by an accrediting commission and/or professional association.

Certain SAs have refused to license students who graduate from programs that do not meet specific types of accreditation, residency or other state requirements. In the event that one or more SAs refuses to recognize our graduates for professional licensure in the future based on factors relating to our campuses or their programs, student enrollment in those programs would be negatively impacted which could have an adverse effect on our results of operations. In addition, we could be exposed to claims that would force us to incur legal and other expenses that could have a material adverse effect on our results of operations.

Risks Related to Our Business

If we fail to effectively identify, establish and operate new campuses and learning sites, our growth may be slowed. As part of our business strategy, we anticipate operating new campuses and adding learning sites to existing campuses at locations throughout the United States. Establishing new campuses and learning sites poses challenges and requires us to make investments in management and capital expenditures, incur marketing and advertising expenses and devote other resources that are different, and in some cases greater, than those required with respect to the operation of existing campuses. We have determined to delay new location openings and, therefore, do not plan to begin operations at any new campuses or learning sites in 2013. To operate a new campus or add a learning site, we would be required to obtain the appropriate authorizations from the applicable SAs and ACs, which may be conditioned or delayed in a manner that could significantly affect our growth plans. In addition, to be eligible to participate in Title IV Programs, a new campus or learning site must be certified by the ED, either before or after it starts disbursing Title IV Program funds to its students. We cannot be sure that we will be able to identify suitable expansion opportunities to help maintain or accelerate our current geographic expansion or that we will be able to successfully integrate or profitably operate any new campuses or learning sites. Any failure by us to effectively identify, establish and manage the operations of newly established campuses or learning sites could slow our growth, make any newly established campuses or learning sites more costly to operate than we had planned and have a material adverse effect on our expansion plans and results of operations. See "Business – Business Strategy – *Geographically Expand the Delivery of our Educational Offerings.*"

Our success depends, in part, on our ability to effectively identify, develop, obtain approval to offer and teach new programs at different levels in a cost-effective and timely manner. Part of our business strategy also includes increasing the number, levels, lengths and disciplines of programs offered at our campuses. Developing and offering new programs pose challenges and require us to make investments in research and development, management and capital expenditures, to incur marketing and advertising expenses and to devote other resources that are in addition to, and in some cases greater than, those associated with our current program offerings. In order to offer new programs at different levels at our campuses, we may be required to obtain the appropriate authorizations from the ED, SAs, ACs and, in certain circumstances, specialized programmatic accrediting commissions, which may be conditioned or delayed in a manner that could affect the programs offered at our campuses. We cannot be sure that we will be able to identify new programs to help maintain or accelerate our current geographic expansion, that we will be able to obtain the requisite authorizations to offer new programs at different levels at our campuses or that students will enroll in any new programs that we offer at our campuses. Any failure by us to effectively identify, develop, obtain authorization to offer and teach new programs at our campuses could have a material adverse effect on our expansion plans and results of operations. See "Business – Business Strategy – *Enhance Results at Each Institution.*"

Our success depends, in part, on our ability to keep pace with changing market needs and technology. Increasingly, prospective employers of our graduates demand that their entry-level employees possess appropriate technical skills and also appropriate soft skills, such as communication, critical thinking and teamwork skills. The skills that employees need may evolve rapidly in a changing economic and technological environment. Accordingly, it is important for our programs to evolve in response to those economic and technological changes. The expansion of our existing programs and the development of new programs may not be accepted by prospective students or the employers of our graduates. Even if we are able to develop acceptable new programs, we may not be able to begin offering those new programs as quickly as required by the employers we serve or as quickly as our competitors offer similar programs. If we are unable to adequately respond to changes in market requirements due to regulatory or financial constraints, technological changes or other factors, our ability to attract and retain students could be impaired and the rates at which our graduates obtain jobs involving their fields of study could suffer.

Our financial performance depends, in part, on our ability to continue to develop awareness and acceptance of our programs among working adults and recent high school graduates. The awareness of our programs among working adults and recent high school graduates is important to the success of our campuses. If we were unable to successfully market or advertise our programs, our ability to attract and enroll prospective students in our programs would be adversely affected and, consequently, our ability to increase revenue or maintain profitability would be impaired. The following are some of the factors that could prevent us from successfully marketing or advertising our programs:

- student dissatisfaction with our programs and services;
- employer dissatisfaction with our programs and services;
- high costs of certain types of advertising media;
- adverse publicity regarding us, our competitors or proprietary education generally;
- our failure to maintain or expand our brands or other factors related to our marketing or advertising practices; and
- diminished access to students during their attendance in high schools.

If the charge-off rate on private education loans under programs where we have a guarantee obligation continues at the current rate, or is higher than the current rate, our guarantee obligations related to those loans could have a material adverse effect on us. We have entered into risk sharing and guarantee agreements with unaffiliated entities related to private education loans provided to our students to help pay the students' cost of education that student financial aid from federal, state and other sources does not cover. We have settled all of our guarantee obligations under a risk sharing agreement that we entered into in 2007 (the "2007 RSA") through a payment of $46.0 million in January 2013. Under the 2009 RSA, we guarantee the repayment of any private education loans that are charged off above a certain percentage of the private education loans made under the 2009 RSA, based on dollar volume. Under the PEAKS Program, we guarantee:

- the payment of principal, interest and, prior to February 2013, certain call premiums on the outstanding senior debt obligations (i.e., $271 million as of December 31, 2012) of the PEAKS Trust that holds the private education loans made under the PEAKS Program;
- the payment of administrative fees and expenses to that trust; and
- that the required ratio of assets to outstanding senior debt obligations of that trust will be maintained.

Our obligations under the 2009 RSA and the PEAKS Program (collectively, the "RSAs") will remain in effect until all private education loans made under that RSA or the senior debt obligation, as applicable, are paid in full or charged off. In 2012, we made guarantee and other payments, net of recoveries, of approximately $16.9 million under the 2009 RSA and PEAKS Program.

We are not able to estimate the maximum potential future payments that we could be required to make under the RSAs. The maximum potential future payments that we could be required to make pursuant to our guarantee obligations under the RSAs are affected by various factors. See Notes 11 and 14 of the Notes to Consolidated Financial Statements. The principal factor that affects the amount of future guarantee payments is the repayment performance of the private education loans under the RSAs. To date, the charge-off rate on the private education loans has been higher, and the timing of charge-offs has been earlier, than we originally projected. In certain reporting periods, there have been disruptions in the servicing of a portion of the private education loans under the RSAs, which we believe has negatively impacted the repayment performance of those private education loans. We cannot predict with any certainty the extent to which the servicing disruptions may affect the repayment performance of those loans in future periods, or whether servicing disruptions will occur in the future. If the charge-off rate on the private education loans under the RSAs continues at the current rate, or is higher than the current rate, due to a broader change in borrower repayment behavior, additional servicing disruptions and/or any other reason, we could be required to pay additional material amounts under our guarantee obligations, including amounts to reduce the outstanding balance of the PEAKS Senior Debt to an amount sufficient to satisfy the required ratio of assets of the PEAKS Trust to outstanding PEAKS Senior Debt, which could have a material adverse effect on our financial condition, results of operations and cash flows.

At the end of each reporting period, we assess whether we should recognize a contingent liability related to the various claims and contingencies that we are subject to, including those related to litigation, business transactions, guarantee arrangements and employee-related matters, among others. As of December 31, 2012, our recorded liability for these claims and contingencies was approximately $123.4 million, the substantial majority of which pertained to our guarantee obligations under the RSAs and $46.0 million of which pertained to the settlement of the 2007 RSA. We believe that it is reasonably possible that we may incur losses in an estimated range of $12.0 million less than to $40.0 million greater than the recorded liability for the RSAs.

Increases in internal student financing and institutional scholarships could have a material adverse effect on our cash flows, revenue and student population. In 2011, we derived approximately 7% of our cash receipts from unaffiliated, private education loan programs that were made available to eligible students at our campuses to help fund a portion of the students' cost of education. The vast majority of these private education loans were made under two programs, which expired in 2011. In 2012, we derived an insignificant amount of our cash receipts from unaffiliated, private education loan providers. This decrease between 2011 and 2012 was primarily due to the general unavailability of private education loan programs to our students in 2012. As a result, in 2012, we increased the amount of internal student financing that we provided to our students. The internal student financing that we provide to our students consists of non-interest bearing, unsecured credit extended to our students, and the increase in internal student financing has led to a corresponding increase in our accounts receivable.

The increased amount of internal student financing that we provided to our students as a result of the expiration of the two primary private education loan programs for our students in 2011 has negatively impacted our liquidity and exposed us to greater credit risk. Internal student financing typically provides for payment to us by our students by the end of the student's academic year or enrollment, whichever occurs first, compared to payments from private education loan programs, which we typically received at the beginning of a student's academic year. This change in the timing of payments had a material adverse effect on our cash flows from operations in 2012. In addition, we have the risk of collection with respect to our internal student financing, which caused us to increase our allowance for doubtful accounts in 2012 and resulted in an increase in our bad debt expense as a percentage of revenue in 2012. The increase in internal student financing was the primary cause of the increase in our days sales outstanding and the decrease in our deferred revenue in 2012, primarily due to the decrease in the amount of funds received from private education loans made to our students by third-party lenders.

During the fourth quarter of 2012, we introduced an institutional scholarship program, called the Opportunity Scholarship, which is intended to help reduce the cost of an ITT Technical Institute education and increase student access to our programs of study. We believe that the Opportunity Scholarship will reduce our students' need and use of private education loans. Accordingly, we do not expect unaffiliated private education loans to be a significant component of the student financial aid made available to our students in future periods. As a result, we expect that we will receive little, if any, cash payments from private education loan lenders related to our students' cost of education in 2013.

As an institutional scholarship, in addition to us not receiving any cash payment when amounts are awarded under the Opportunity Scholarship, students will not be obligated to make payments to us of amounts awarded under the Opportunity Scholarship and, therefore, we believe that the amounts receivable from students to us, as well as our revenue, should also decrease in 2013, if we continue the roll-out of the Opportunity Scholarship as planned. We plan to introduce the Opportunity Scholarship program at most, if not all, of our ITT Technical Institute locations in 2013. Based on the amount of Opportunity Scholarships that we estimate may be awarded in 2013, we believe that the Opportunity Scholarships, as well as, to a lesser extent, other factors, will have the effect of reducing our revenue per student by approximately 4.0 to 6.0 percent in 2013 compared to 2012.

We may continue to provide internal student financing and scholarships to our students and/or assist our students in identifying other sources of financial aid to replace our students' loss of access to private education loans, which could result in a material adverse effect on our financial condition and cash flows. Further, even if private education loans are made available to our students, prospective and current students may determine that the borrowing costs associated with private education loans are too expensive and cause them to abandon or delay their education. If any of these scenarios were to occur, our students' ability to finance their education could be adversely affected and our student population could decrease, which could have a material adverse effect on our results of operations and cash flows.

If we experience losses in excess of the amounts that we have reserved with respect to the significant amount of internal student financing that we have provided to our students, it could have a material adverse effect on our financial condition, results of operations and cash flows. We offer internal student financing to help students pay the portion of their cost of education that is not covered by financial aid or other funds. These balances are unsecured and not typically guaranteed. These balances have increased significantly in 2012 as a result of the number of our students who did not qualify for private education loans from third parties due to their prior credit history and the limited funding available under private education loan programs for which those students could qualify. These balances could become more significant in the future, particularly if our students are unable to obtain other, additional amounts of financial aid and/or we do not increase the amount of scholarships awarded. Increases in internal student financing adversely affect our cash flows and expose us to greater credit risk. Although we have reserved for estimated losses related to unpaid student balances, losses in excess of the amount we have reserved for bad debts could have a material adverse effect on our financial condition and results of operations.

High interest rates and tightening of the credit markets could adversely affect our ability to attract and retain students and could increase our risk exposure. Since much of the financing our students receive is tied to floating interest rates, higher interest rates cause a corresponding increase in the cost to our existing and prospective students of financing their education, which could result in a reduction in the number of students attending our campuses and, consequently, in our revenue. Higher interest rates could also contribute to higher default rates with respect to our students' repayment of Title IV Program and private education loans. High default rates may, in turn, adversely impact our eligibility to participate in Title IV Programs, trigger our guarantee obligations with respect to private education loan programs and/or negatively affect the willingness of private lenders to make private education loan programs available to our students, which could result in a reduction in the number of students attending our campuses and could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, tighter credit markets have caused lenders to alter the terms of private education loans that they offer in ways that are not beneficial to our student and parent borrowers, such as:

- changing the terms and pricing of their private education loans in ways that are less favorable to borrowers;
- reducing or eliminating borrower benefits on private education loans; and
- becoming more selective in originating private education loans, which could adversely impact the ability of borrowers with little or poor credit history to borrow the necessary funds to pay their cost of education.

As a result of those adverse effects on our students' ability to finance their cost of education, our receivables could increase and/or our student population could decrease, which could have a material adverse effect on our financial condition, results of operations and cash flows. Further, a tighter credit market could cause other lenders to seek contractual terms from us related to private education loans that increase our exposure to credit risk.

Our loss of key personnel could harm our business. Our success to date has depended, and will continue to depend, largely on the skills, efforts and motivation of our executive officers. Our success also depends in large part on our ability to attract and retain highly qualified faculty, school administrators and corporate management. We face competition in the attraction and retention of personnel who possess the skill sets that we seek. In addition, key personnel may leave us and subsequently compete against us. Furthermore, we do not currently carry "key man" life insurance. The loss of the services of any of our key personnel, or our failure to attract and retain other qualified and experienced personnel on acceptable terms, could impair our ability to successfully manage our business.

In order to support revenue growth, we need to hire, retain, develop and train employees who are responsible for student recruiting, financial aid, registration, teaching and career services. Our ability to develop a strong team of employees with these responsibilities may be affected by a number of factors, including:

- our ability to timely and effectively train and motivate our employees in order for them to become productive;
- restrictions imposed by regulatory bodies on the method of compensating employees, such as the Incentive Compensation Prohibition;
- our ability to attract enough prospective students to our program offerings; and
- our ability to effectively manage a multi-institutional and multi-location educational organization.

If we are unable to hire, retain, develop and train employees who are responsible for student recruiting, financial aid, registration, teaching and career services, our operations would be adversely affected.

Competition could decrease our market share or force us to increase spending. The postsecondary education market in the United States is highly fragmented and competitive, with no single private or public institution enjoying a significant market share. Our campuses compete for students with degree- and nondegree-granting institutions, which include public and private nonprofit colleges and proprietary institutions, as well as with alternatives to higher education, such as military service or immediate employment. Certain public and private colleges offer programs similar to those offered by our campuses at a lower tuition cost due in part to government subsidies, foundation grants, tax deductible contributions or other financial resources not available to proprietary institutions. Other proprietary institutions offer programs that compete with those of our campuses. Certain of our competitors in both the public and private sectors have greater financial and other resources than we do. All of these factors could affect the success of our marketing efforts and enable our competitors to recruit prospective students more effectively.

We may be required to increase spending in response to competition in order to retain or attract students or pursue new market opportunities. As a result, our financial condition, results of operations and cash flows may be negatively affected. We cannot be sure that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not adversely affect our business, financial condition, results of operations or cash flows.

Our quarterly results of operations are likely to fluctuate based on our seasonal student enrollment patterns. In reviewing our results of operations, you should not focus on quarter-to-quarter comparisons. Our results in any quarter may not indicate the results we may achieve in any subsequent quarter or for the full year. Our quarterly results of operations have tended to fluctuate as a result of seasonal variations in our business, principally due to changes in our total student population. Our student population varies as a result of new student enrollments, graduations and student attrition. Historically, our revenue in our third and fourth fiscal quarters has generally benefited from increased student matriculations. The number of new students entering our campuses is typically higher in September. Our campuses' academic schedule generally does not affect our incurrence of most of our costs, however, and our costs do not fluctuate significantly on a quarterly basis. We believe that quarterly fluctuations in results of operations should continue as a result of seasonal enrollment patterns. These patterns may change, however, as a result of increased enrollment of adult students. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Variations in Quarterly Results of Operations."

We may be unable to successfully complete or integrate future acquisitions. We may consider selective acquisitions of other schools or education-related businesses in the future. We may not be able to complete any acquisitions on favorable terms or, even if we do, we may not be able to successfully integrate the acquired businesses into our business. Integration challenges include, among others:

- regulatory approvals;
- significant capital expenditures;
- assumption of known and unknown liabilities;
- our ability to control costs; and
- our ability to integrate new personnel.

The successful integration of future acquisitions may also require substantial attention from our senior management and the senior management of the acquired business, which could decrease the time that they devote to the day-to-day management of our business. If we do not successfully address risks and challenges associated with acquisitions, including integration, future acquisitions could harm, rather than enhance, our operating performance.

In addition, if we consummate an acquisition, our capitalization and results of operations may change significantly. A future acquisition could result in:

- the incurrence of debt and contingent liabilities;
- an increase in interest expense, amortization expenses, goodwill and other intangible assets;
- charges relating to integration costs; and
- an increase in the number of shares outstanding.

These results could have a material adverse effect on our results of operations or financial condition or result in dilution to current stockholders.

Terrorist attacks and other acts of violence or war could have an adverse effect on our operations. Terrorist attacks and other acts of violence or war could disrupt our operations. Attacks or armed conflicts that directly impact our physical facilities or ability to recruit and retain students and employees could adversely affect our ability to deliver our programs of study to our students and, thereby, impair our ability to achieve our financial and operational goals. Furthermore, violent acts and threats of future attacks could adversely affect the U.S. and world economies. Finally, future terrorist acts could cause the United States to enter into a wider armed conflict that could further impact our operations and result in prospective students, as well as our current students and employees, entering military service. These factors could cause significant declines in the number of students who attend our campuses and have a material adverse effect on our results of operations.

Natural disasters and other acts of God could have an adverse effect on our operations. Hurricanes, earthquakes, floods, tornados and other natural disasters and acts of God could disrupt our operations. Natural disasters and other acts of God that directly impact our physical facilities or ability to recruit and retain students and employees could adversely affect our ability to deliver our programs of study to our students and, thereby, impair our ability to achieve our financial and operational goals. Furthermore, natural disasters could adversely affect the economy and demographics of the affected region, which could cause significant declines in the number of students who attend our campuses in that region and have a material adverse effect on our results of operations.

Anti-takeover provisions in our charter documents and under Delaware law, as well as required approvals by the ED, the ACs and most of the SAs, could make an acquisition of us more difficult. Certain provisions of Delaware law, our Restated Certificate of Incorporation and our By-Laws could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us. Those provisions could:

- limit the price that certain investors might be willing to pay in the future for shares of our common stock;
- discourage or prevent certain types of transactions involving an actual or threatened change in control of us (including unsolicited takeover attempts), even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price;
- make it more difficult for stockholders to take certain corporate actions; and
- have the effect of delaying or preventing a change in control of us.

Certain of those provisions authorize us to:

- issue "blank check" preferred stock;
- divide our Board of Directors into three classes expiring in rotation;
- require advance notice for stockholder proposals and nominations;
- prohibit stockholders from calling a special meeting; and
- prohibit stockholder action by written consent.

In addition, the ED, the ACs and most of the SAs have requirements pertaining to the change in ownership and/or control (collectively "change in control") of institutions, but these requirements do not uniformly define what constitutes a change in control and are subject to varying interpretations as to whether a particular transaction constitutes a change in control. If we or any of our campuses experience a change in control under the standards of the ED, the ACs or the SAs, we or the affected campuses must seek the approval of the relevant regulatory agencies. Transactions or events that constitute a change in control for one or more of our regulatory agencies include:

- the acquisition of a school from another entity;
- significant acquisitions or dispositions of our common stock; and
- significant changes to the composition of our, or any campus, Board of Directors.

Some of these transactions or events may be beyond our control. Our failure to obtain, or a delay in obtaining, a required approval of any change in control from the relevant regulatory agencies could impair our ability or the ability of the affected campuses to participate in Title IV Programs, or could require us to suspend our recruitment of students in one or more states until we receive the required approval. A material adverse effect on our financial condition, results of operations and cash flows would result if we had a change in control and a material number of our campuses:

- failed to timely obtain the approvals of the SAs required prior to or following a change in control;
- failed to timely regain approval by the ACs for inclusion in their institution's grant of accreditation or have their inclusion in that accreditation temporarily continued or reinstated by the ACs;
- failed to timely regain eligibility to participate in Title IV Programs from the ED or receive temporary certification to continue to participate in Title IV Programs pending further review by the ED; or
- were subjected by the ED to restrictions that severely limited for a substantial period of time the number of new additional locations and/or new programs of study that are eligible to participate in Title IV Programs.

The fact that a change in control would require approval of the relevant regulatory agencies, and the uncertainty and potential delay related to obtaining such approvals, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of us.

If we are unable to conclude successfully litigation against us, our business, financial condition and results of operations could be adversely affected. In the ordinary conduct of our business, we are subject to various lawsuits, investigations and claims, covering a wide range of matters, including, but not limited to, claims involving students or graduates and routine employment matters. It is possible that we may be required to pay substantial damages or settlement costs in excess of our insurance coverage to resolve those matters, which could have a material adverse effect on our financial condition or results of operation. See "Legal Proceedings."

The personal information that we collect may be vulnerable to breach, theft or loss that could adversely affect our reputation and operations. Possession and use of personal information in our operations subjects us to risks and costs that could harm our business. In the ordinary course of our business, we collect, use and retain large amounts of personal information regarding prospective students, students, their families and employees. Some of this personal information is held and managed by certain of our vendors. Although we use security and business controls to limit access and use of personal information, a third party may be able to circumvent those security and business controls, which could result in a breach of student or employee privacy. In addition, errors in the storage, use or transmission of personal information could result in a breach of student or employee privacy. Possession and use of personal information in our operations also subjects us to legislative and regulatory burdens that could require notification of data breaches and restrict our use of personal information. We cannot assure you that a breach, loss or theft of personal information will not occur. A major breach, theft or loss of personal information regarding our students and their families or our employees that is held by us or our vendors could subject us to costly claims or litigation, have a material adverse effect on our reputation and results of operations and result in further regulation and oversight by federal and state authorities and increased costs of compliance. Potential new federal or state laws and regulations also may increase our costs of compliance or limit our ability to use personal information to recruit students.

Security breaches or system interruptions or delays involving our computer networks could disrupt our operations, damage our reputation, limit our ability to attract and retain students and require us to expend significant resources. The performance and reliability of our computer systems are critical to our information management, reputation and ability to attract and retain students. Any system error or failure, or a sudden and significant increase in traffic, could disrupt the provision of education to students attending our campuses. We cannot assure you that we will be able to expand the infrastructure of our computer systems on a timely basis sufficient to meet demand. Our computer systems and operations could be vulnerable to interruption or malfunction due to events beyond our control, including natural disasters and telecommunications failures. Any interruption to our computer systems could have a material adverse effect on our operations and ability to attract and retain students. These factors could affect the number of students who attend our campuses and have a material adverse effect on our results of operations.

Our computer systems may be vulnerable to unauthorized access, computer hackers, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. As a result, we may be required to expend significant resources to protect against the threat of those security breaches or to alleviate problems caused by those breaches. These factors could affect the number of students who attend our campuses and have a material adverse effect on our results of operations.

We rely on exclusive proprietary rights and intellectual property that may not be adequately protected under current laws, and we may encounter disputes from time to time relating to our use of intellectual property of third parties. Our success depends in part on our ability to protect our proprietary rights. We rely on a combination of copyrights, trademarks, service marks, trade secrets, domain names and agreements to protect our proprietary rights. We rely on service mark and trademark protection in the United States to protect our rights to distinctive marks associated with our services. We rely on agreements under which we obtain rights to use the "ITT" and related marks and course content developed by our faculty, our other employees and third party content experts. We cannot assure you that those measures will be adequate, that we have secured, or will be able to secure, appropriate protections for all of our proprietary rights, or that third parties will not infringe upon or violate our proprietary rights. Despite our efforts to protect those rights, unauthorized third parties may attempt to duplicate or copy the proprietary aspects of our names, curricula and other content. Our management's attention may be diverted by those attempts and we may need to use funds in litigation to protect our proprietary rights against any infringement or violation.

We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. In certain instances, we may not have obtained sufficient rights in the content or mode of delivery of a course or a program of study. Third parties may raise a claim against us alleging an infringement or violation of the intellectual property of that third party. Some third party intellectual property rights, such as certain patent rights, may be extremely broad, and it may not be possible for us to conduct our operations in such a way as to avoid infringing upon those intellectual property rights. Any such intellectual property claim could subject us to costly litigation, regardless of whether the claim has merit. Our insurance coverage may not cover potential claims of this type adequately or at all, and we may be required to alter the content or mode of delivery of our courses or programs of study, or pay significant monetary damages, any of which could have a material adverse effect on our results of operations.

Risk Related to Our Common Stock

The trading price of our common stock may fluctuate substantially in the future. The trading price of our common stock may fluctuate substantially as a result of a number of factors, some of which are not within our control. Those factors include, among others:

- our ability to meet or exceed our own forecasts or expectations of analysts or investors;
- quarterly variations in our operating results;
- changes in federal and state laws and regulations and accreditation standards, or changes in the way that laws, regulations and accreditation standards are interpreted and applied;
- the initiation, pendency or outcome of litigation, regulatory reviews and investigations, and any adverse publicity related thereto;
- negative media reports with respect to us and/or our industry;
- changes in our own forecasts or earnings estimates by analysts;
- price and volume fluctuations in the overall stock market, which have affected the market prices of many companies in the proprietary, postsecondary education industry in recent periods;
- the availability of financing for our students;
- the short interest in our stock at any point in time;
- the loss of key personnel; and
- general economic conditions.

Those factors could adversely affect the trading price of our common stock and could prevent an investor from selling shares of our common stock at or above the price at which those shares were purchased.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

As of December 31, 2012, we:

- leased 135 facilities used by our campuses and learning sites; and
- owned 42 facilities used by our campuses.

Thirteen of the owned facilities and three of the leased facilities are used by DWC. Our facilities are located in 39 states. None of the facilities owned by us is subject to a mortgage or other indebtedness.

We generally locate our campuses in suburban areas near major population centers. We generally house our campus facilities in modern, air conditioned buildings, which include classrooms, laboratories, student break areas and administrative offices. Our campuses typically have accessible parking facilities and are generally near a major highway. The facilities at our locations range in size from approximately 10,000 to 58,000 square feet. The initial lease terms of our leased facilities range from two to 15 years. The average remaining lease term of our leased facilities is approximately three years. If desirable or necessary, a campus may be relocated to a new facility reasonably near the existing facility at the end of the lease term.

We own our headquarters building in Carmel, Indiana, which represents approximately 43,000 square feet of office space.

Item 3. Legal Proceedings.

We are subject to various claims and contingencies in the ordinary course of our business, including those related to litigation, business transactions, employee-related matters and taxes, among others. We cannot assure you of the ultimate outcome of any litigation involving us. Any litigation alleging violations of education or consumer protection laws and/or regulations, misrepresentation, fraud or deceptive practices may also subject our affected campuses to additional regulatory scrutiny.

On July 27, 2011, a complaint in a breach of contract lawsuit was filed against us in the Circuit Court of Fairfax County, Virginia under the following caption: *Sallie Mae, Inc. v. ITT Educational Services, Inc.* (the "SLM Litigation"). On October 24, 2012, a second amended complaint was filed in the SLM Litigation. The second amended complaint alleged, among other things, that we breached the terms of the 2007 RSA between Sallie Mae, Inc. ("SMI") and us dated July 17, 2007 by failing to pay SMI all amounts owed by us under the 2007 RSA. The second amended complaint sought:

- $25,887,982.21;
- pre- and post-judgment interest;
- attorney's fees; and
- such other amounts that may have come due under the 2007 RSA during the pendency of the lawsuit.

On December 28, 2012, we agreed to pay SMI $46.0 million to dismiss the SLM Litigation and absolve us from any further obligations with respect to our guaranty under the 2007 RSA. We paid this amount in January 2013, and the SLM Litigation was dismissed with prejudice on February 1, 2013.

Item 4. Mine Safety Disclosures.

Not Applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock is listed on the New York Stock Exchange ("NYSE") under the "ESI" trading symbol. The prices set forth below are the high and low sale prices of our common stock on the NYSE during the periods indicated.

	2012		2011	
Fiscal Quarter Ended	**High**	**Low**	**High**	**Low**
March 31	$77.00	$52.80	$76.82	$55.66
June 30	$70.92	$53.60	$92.13	$65.07
September 30	$65.85	$30.37	$95.52	$55.30
December 31	$33.17	$16.37	$69.58	$50.22

There were 87 holders of record of our common stock on February 15, 2013.

We did not pay a cash dividend in 2012 or 2011. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. The declaration and payment of dividends on our common stock are subject to the discretion of our Board of Directors and compliance with applicable law. In addition, our credit agreement provides for certain limitations on the payment of cash dividends on our common stock. Our decision to pay dividends in the future will depend on general business conditions, the effect of such payment on our financial condition, the restrictions under our credit agreement and other factors our Board of Directors may in the future consider to be relevant.

We did not sell any of our securities during the three months ended December 31, 2012 that were not registered under the Securities Act. In January 2013, we credited 4,332 treasury shares of our common stock to the deferred share accounts of each of three non-employee directors under the ESI Non-Employee Directors Deferred Compensation Plan (the "Directors Deferred Compensation Plan") in payment of their annual retainer for 2013. These shares of our common stock will be issued upon the termination of the non-employee director's service as a non-employee director for any reason, including retirement or death. The transactions described in this paragraph are exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

The following table sets forth information regarding purchases made by us of shares of our common stock on a monthly basis during the fourth quarter of 2012:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [(1)]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [(1)]
October 1, 2012 through October 31, 2012	0	0	0	7,771,025
November 1, 2012 through November 30, 2012	0	0	0	7,771,025
December 1, 2012 through December 31, 2012	0	0	0	7,771,025
Total	0	0	0	

(1) Our Board of Directors has authorized us to repurchase the following number of shares of our common stock pursuant to our repurchase program (the "Repurchase Program"):

Number of Shares	Board Authorization Date
2,000,000	April 1999
2,000,000	April 2000
5,000,000	October 2002
5,000,000	April 2006
5,000,000	April 2007
5,000,000	January 2010
5,000,000	October 2010
5,000,000	July 2011
5,000,000	April 2012

The shares that remained available for repurchase under the Repurchase Program were 7,771,025 as of December 31, 2012. The terms of the Repurchase Program provide that we may repurchase shares of our common stock, from time to time depending on market conditions and other considerations, in the open market or through privately negotiated transactions in accordance with Rule 10b-18 of the Exchange Act. Unless earlier terminated by our Board of Directors, the Repurchase Program will expire when we repurchase all shares authorized for repurchase thereunder.

The performance graph set forth below compares the cumulative total shareholder return on our common stock with the S&P 500 Index and a Peer Issuer Group Index for the period from December 31, 2007 through December 31, 2012. The peer issuer group consists of the following companies selected on the basis of the similar nature of their business: American Public Education, Inc., Apollo Group, Inc., Bridgepoint Education, Inc., Capella Education Company, Career Education Corp., Corinthian Colleges, Inc., DeVry, Inc., Education Management Corporation, Grand Canyon Education, Inc., Lincoln Educational Services Corporation, Strayer Education, Inc. and Universal Technical Institute, Inc. (the "Peer Issuer Group"). We believe that, including us, the Peer Issuer Group represents a significant portion of the market value of publicly traded companies whose primary business is postsecondary education.

Cumulative Total Return
(Based on $100 invested on December 31, 2006 and assumes the reinvestment of all dividends)



125
100
75
50
25
0
Dollars
12/31/07
12/31/08
12/31/09
12/31/10
12/31/11
12/31/12
ITT Educational Services, Inc.
Peer Issuer Group Index
S&P 500 Index

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
ITT Educational Services, Inc.	100.00	111.39	112.54	74.69	66.72	20.30
Peer Issuer Group Index	100.00	105.59	94.74	72.28	71.99	33.87
S&P 500 Index	100.00	63.00	79.67	91.67	93.61	108.59

The preceding stock price performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

Item 6. Selected Financial Data.

The following selected financial data are qualified by reference to and should be read with our Consolidated Financial Statements and Notes to Consolidated Financial Statements and other financial data included elsewhere in this report.

	Year Ended December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)				
Statement of Income Data:					
Revenue	$1,287,209	$1,499,949	$1,596,529	$1,319,194	$1,015,333
Cost of educational services	539,223	553,065	537,855	449,835	383,769
Student services and administrative expenses	422,345	439,808	445,125	380,567	306,099
Settlement cost (a)	21,750	0	0	0	0
Loss related to private student loan programs (b)	71,102	0	0	0	0
Total costs and expenses	1,054,420	992,873	982,980	830,402	689,868
Operating income	232,789	507,076	613,549	488,792	325,465
Interest income (expense), net	(2,375)	1,077	586	2,565	1,894
Income before provision for income taxes	230,414	508,153	614,135	491,357	327,359
Provision for income taxes	89,949	200,401	239,969	191,094	125,854
Net income	$140,465	$307,752	$374,166	$300,263	$201,505
Earnings per share: (c)					
Basic	$5.88	$11.22	$11.28	$8.01	$5.18
Diluted	$5.85	$11.13	$11.17	$7.91	$5.13
Other Operating Data (d):					
Capital expenditures, net	$17,204	$26,847	$26,811	$23,992	$17,543
Facility expenditures and land purchases	1,046	$4,053	$6,118	$4,236	$18,093
Number of students at end of period	61,059	73,255	84,686	80,766	61,983
Number of campuses at end of period	147	141	130	121	105
Number of learning sites at end of period	2	3	4	4	9

	As of December 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands)				
Balance Sheet Data:					
Cash and cash equivalents, restricted cash and investments	$246,943	$379,609	$313,194	$274,086	$375,928
Total current assets	$384,965	$456,288	$414,097	$390,962	$431,045
Property and equipment, less accumulated depreciation	$189,890	$201,257	$198,213	$195,449	$166,671
Total assets	$672,230	$728,818	$674,780	$616,705	$608,348
Total current liabilities	$306,949	$345,047	$356,151	$284,792	$264,553
Total long-term debt	$140,000	$150,000	$150,000	$150,000	$150,000
Total liabilities	$545,276	$560,019	$546,710	$460,120	$434,504
Shareholders' equity	$126,954	$168,799	$128,070	$156,585	$173,844

(a) Settlement cost represents the accrual we recorded in 2012 for the settlement related to the 2007 RSA.

(b) Loss related to private student loan programs represents reserves recorded for, and the impairment of notes receivable under, the PEAKS Program and 2009 RSA in 2012.

(c) Earnings per share for all periods have been calculated in conformity with Financial Accounting Standards Board ("FASB") Accounting Standards Codification™ ("ASC" or "Codification") 260, "Earnings Per Share". Earnings per share data are based on historical net income and the weighted average number of shares of our common stock outstanding during each period. The number of shares used to calculate basic earnings per share differs from the number of shares used to calculate diluted earnings per share. The number of shares used to calculate basic earnings per share was the weighted average number of common shares outstanding. The number of shares used to calculate diluted earnings per share was the weighted average number of common shares outstanding, plus the average number of shares that could be issued under our stock-based compensation plans and less the number of shares assumed to be purchased with any proceeds received from the exercise of awards under those plans.

(d) We did not pay any cash dividends in any of the periods presented.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read with the Selected Financial Data and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

This management's discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, expenses and contingent assets and liabilities. Actual results may differ from those estimates and judgments under different assumptions or conditions.

In this management's discussion and analysis of financial condition and results of operations, when we discuss factors that contributed to a change in our financial condition or results of operations, we disclose the primary factors that materially contributed to that change.

General

As of December 31, 2012, we had 149 locations (including 147 campuses and two learning sites) in 39 states, which were providing postsecondary education to approximately 61,000 students. In 2012, we derived approximately 98% of our revenue from tuition and approximately 2% from the sale of tool kits and fees, charged to and paid by, or on behalf of, our students. Most students at our institutions pay a substantial portion of their tuition and other education-related expenses with funds received under various government-sponsored student financial aid programs, especially Title IV Programs.

Our revenue varies based primarily on the following factors:

- the aggregate student population, which is influenced by the number of students attending our institutions at the beginning of a fiscal period and student retention rates;
- the amount of tuition charged to our students;
- the levels of availability and utilization of institutional scholarships, grants and awards; and
- alternative disbursement arrangements under private education loan programs.

New students generally enter our institutions at the beginning of an academic term that typically begins for most programs of study in early March, mid-June, early September and late November or early December. We believe that the changes to our aggregate student population in recent years was primarily due to:

- our prospective students' greater sensitivity to the cost of a postsecondary education;
- our prospective students' uncertainty about the value of a postsecondary education due to the prolonged economic and labor market disruptions; and
- changes that we made to program offerings at select campuses which resulted in a more significant decline in new student enrollment in the criminal justice programs of study compared to our other curricula.

In order to participate in Title IV Programs, a new campus or learning site must be authorized by the state in which it will operate, accredited by an accrediting commission recognized by the ED, and certified by the ED to participate in Title IV Programs. The ED's certification process cannot commence until the location receives its state authorization and accreditation. In the last few years, we have experienced minimal delay in obtaining ED certification of our new campuses and learning sites.

We generally earn tuition revenue on a straight-line basis over the length of each of four, 12-week academic quarters in each fiscal year. State regulations, accrediting commission criteria and our policies generally require us to refund a portion of the tuition and fee payments received from a student who withdraws from one of our institutions during an academic term. We recognize immediately the amount of tuition and fees, if any, that we may retain after payment of any refund.

We incur expenses throughout a fiscal period in connection with the operation of our institutions. The cost of educational services includes salaries of faculty and institution administrators, cost of course materials, occupancy costs, depreciation and amortization of equipment costs, facilities and leasehold improvements, and other miscellaneous costs incurred by our institutions.

Student services and administrative expenses include marketing expenses, an expense for uncollectible accounts and administrative expenses incurred at our corporate headquarters. Marketing expenses include salaries and employee benefits for recruiting representatives and advertising expenses.

In 2012, we continued to add program offerings among existing campuses and learning sites, began operations at six new locations and eliminated one learning site. We also continued our efforts to diversify our program offerings by developing residence and online programs at different degree levels in both technology and non-technology fields of study.

The following table sets forth select operating and growth statistics for the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Additional program offerings	272	1,343	308
Number of campuses and learning sites with additional program offerings	62	132	87
Began operations at:			
New campuses	6	11	9
Campuses offering bachelor degree programs	133	128	119

In 2013, we intend to add more of our current program offerings among most of our locations. We also plan to continue developing additional residence and online programs at different degree levels in technology and non-technology fields of study to be offered at our institutions. The new degree programs are expected to involve a variety of disciplines and be at the associate, bachelor and master degree levels. We intend to develop both a residence and online version of many of the new programs. While our growth strategy continues to include opening new campuses and learning sites, we do not plan to begin operations at any new campuses or learning sites in 2013. Our new campuses generally incur a loss up to 24 months after the first class start date.

Critical Accounting Policies and Estimates

We believe the following critical accounting policies affect our more significant estimates and judgments used in the preparation of our consolidated financial statements. These policies should be read in conjunction with Note 1 of the Notes to Consolidated Financial Statements.

Recognition of Revenue. Tuition revenue is recorded on a straight-line basis over the length of the applicable course to the extent that we consider the collectability of that revenue to be reasonably assured. If a student withdraws from an institution, the standards of most SAs that regulate our institutions, the ACs and our own internal policy limit a student's obligation for tuition and fees to the institution depending on when a student withdraws during an academic term. The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic term that has elapsed at the time the student withdraws. Generally, the greater the portion of the academic term that has elapsed at the time the student withdraws, the greater the student's obligation is to the institution for the tuition and fees related to that academic term. We record revenue net of any refunds that result from any applicable Refund Policy. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as deferred revenue.

We do not charge a separate fee for textbooks that students use in their programs of study. We record the cost of these textbooks in prepaid expenses and other current assets and amortize the cost on a straight-line basis over the applicable course length. Tool kit sales, and the related cost, are recognized when the student receives the tool kit. Academic fees (which are charged only one time to students on their first day of class attendance) are recognized as revenue on a straight-line basis over the average program length. If a student withdraws from an institution, all unrecognized revenue relating to his or her fees, net of any refunds that result from any applicable Refund Policy, is recognized upon the student's departure. An administrative fee is charged to a student and recognized as revenue when the student withdraws or graduates from a program of study at an institution.

We derived 98% of our revenue from tuition and 2% from tool kit sales and student fees in each of the years ended December 31, 2012, 2011 and 2010. The amount of tuition earned depends on:

- the cost per credit hour of the courses in our programs;
- the length of a student's enrollment;
- the number of courses a student takes during each period of enrollment; and
- the total number of students enrolled in our programs.

Each of these factors is known at the time our tuition revenue is calculated.

Equity-Based Compensation. In accordance with ASC 718, "Compensation – Stock Compensation" ("ASC 718"), the value of our equity instruments exchanged for employee and director services is measured at the date of grant, based on the calculated fair value of the grant, and is recognized as an expense over the period of time that the grantee must provide services to us before the stock-based compensation is fully vested. The vesting period is generally the period set forth in the agreement granting the stock-based compensation. Under the terms of our stock-based compensation plans, some grants immediately vest in full when the grantee's employment or service terminates for death or disability, and, for grants made prior to November 24, 2010, when he or she retires. As a result, in certain circumstances, the period of time that the grantee must provide services to us in order for that stock-based compensation to fully vest may be less than the vesting period set forth in the agreement granting the stock-based compensation. In these instances, compensation expense will be recognized over this shorter period. We recognize stock-based compensation expense on a straight-line basis over the service period applicable to the grantee.

We use a binomial option pricing model to determine the fair value of stock options granted, and we use the market price of our common stock to determine the fair value of restricted stock and restricted stock units ("RSUs") granted. Various assumptions are used in the binomial option pricing model to determine the fair value of the stock options. These assumptions are discussed in Note 1 of the Notes to Consolidated Financial Statements.

The following table sets forth the stock-based compensation expense and related income tax benefit recognized in our Consolidated Statements of Income in the periods indicated:

	Year Ended December 31,		
	2012	**2011**	**2010**
		(In thousands)	
Stock-based compensation expense	$16,658	$17,074	$15,813
Income tax (benefit)	($6,414)	($6,574)	($6,089)
	$10,244	$10,501	$9,724

As of December 31, 2012, we estimated that pre-tax compensation expense for unvested stock-based compensation grants in the amount of approximately $19.3 million, net of estimated forfeitures, will be recognized in future periods. We expect to recognize this expense over the remaining service period applicable to the grantees which, on a weighted average basis, is approximately two years.

See also Notes 1 and 4 of the Notes to Consolidated Financial Statements for a discussion of stock-based compensation.

Income Taxes. We follow ASC 740, "Income Taxes," which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. This guidance requires us to evaluate whether it is more likely than not, based on the technical merits of a tax position, that the benefits resulting from the position will be realized by us.

Accounts Receivable and Allowance for Doubtful Accounts. We extend unsecured credit to our students for tuition and fees and we record a receivable for the tuition and fees earned in excess of the payment received from or on behalf of a student. The individual student balances of these receivables are insignificant. We record an allowance for doubtful accounts with respect to accounts receivable based on the students' credit profiles and our historical collection experience related to amounts owed by our students with similar credit profiles. If our collection trends were to differ significantly from our historical collection experience, we would make a corresponding adjustment to our allowance for doubtful accounts.

When a student is no longer enrolled in a program of study at one of our campuses, we increase the allowance for doubtful accounts related to the former student's receivable balance to reflect the amount we estimate will not be collected. The amount that we estimate will not be collected is based on a review of the historical collection experience for each campus, adjusted as needed to reflect other facts and circumstances. We review the collection activity after a student withdraws or graduates from a campus and will write off the accounts receivable if we conclude that collection of the balance is not probable.

Fair Value. ASC 820, "Fair Value Measurements" ("ASC 820"), defines fair value for financial reporting as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of our financial assets utilized assumptions categorized as observable inputs under ASC 820. Observable inputs are assumptions based on independent market data sources.

The following table sets forth information regarding the fair value measurement of our financial assets as of December 31, 2012:

Description	As of December 31, 2012	Fair Value Measurements at Reporting Date Using (Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In thousands)		
Cash equivalents:				
Money market fund	$154,661	$154,661	$0	$0
Other assets:				
Money market fund	8,622	8,622	0	0
	$163,283	$163,283	$0	$0

We used quoted prices in active markets for identical assets as of the measurement date to value our financial assets that were categorized as Level 1.

Property and Equipment. We include all property and equipment in the financial statements at cost and make provisions for depreciation of property and equipment using the straight-line method. The following table sets forth the general ranges of the estimated useful lives of our property and equipment:

Type of Property and Equipment	Estimated Useful Life
Furniture and equipment	3 to 10 years
Leasehold, building and land improvements	3 to 14 years
Buildings	20 to 40 years

Changes in circumstances, such as changes in our curricula and technological advances, may result in the actual useful lives of our property and equipment differing from our estimates. We regularly review and evaluate the estimated useful lives of our property and equipment. Although we believe that our assumptions and estimates are reasonable, deviations from our assumptions and estimates could produce a materially different result.

Asset Impairment. We regularly review our long-lived assets and notes receivable for impairment whenever events or changes in circumstances indicate that the carrying amounts of those assets may not be recoverable. If we determine that the carrying value of the long-lived asset exceeds its fair market value, we recognize an impairment loss equal to the difference. We base our impairment analyses of long-lived assets on our current business strategy, expected growth rates and estimates of future economic and regulatory conditions. We evaluate each note receivable individually for impairment. We consider a note receivable to be impaired when it is probable that we will be unable to collect all amounts of principal and interest owed to us under the terms of the underlying note. If the present value of the expected future cash flows from the note receivable is less than the carrying value of the note receivable, we recognize an impairment loss in the amount of the difference.

Contingent Liabilities. We are subject to various claims and contingencies in the ordinary course of our business, including those related to litigation, business transactions, guarantee obligations and employee-related matters, among others. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we record a liability for the loss. The liability recorded includes probable and estimable legal costs associated with the claim or potential claim. If the loss is not probable or the amount of the loss cannot be reasonably estimated, we disclose the claim if the likelihood of a potential loss is reasonably possible and the amount involved is material. Although we believe our estimates are reasonable, deviations from our estimates could produce a materially different result.

New Accounting Guidance

In October 2012, the FASB issued Accounting Standards Update ("ASU") No. 2012-04, which makes technical corrections, clarifications and limited-scope improvements to various topics throughout the Codification. The amendments in this ASU that do not have transition guidance are effective upon issuance and the amendments that are subject to transition guidance will be effective for our interim and annual reporting periods beginning January 1, 2013. The adoption of this guidance will not have a material impact on our consolidated financial statements.

In August 2012, the FASB issued ASU No. 2012-03, which amends and corrects various sections in the Codification pursuant to SAB No. 114, SEC Release No. 33-9250 and ASU No. 2010-22. The amendments and corrections in this ASU were effective upon issuance. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, which is included in the Codification under ASC 350, "Intangibles – Goodwill and Other" ("ASC 350"). This update allows an entity to first assess qualitative factors to determine whether it must perform a quantitative impairment test. An entity would be required to calculate the fair value of an indefinite-lived intangible asset, if the entity determines, based on a qualitative assessment, that it is more likely than not that the indefinite-lived intangible asset is impaired. This guidance is effective for impairment tests performed for our interim and annual reporting periods beginning January 1, 2013. The adoption of this guidance will not have a material impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, which is included in the Codification under ASC 220, "Comprehensive Income" ("ASC 220"). This update defers the effective date of ASU No. 2011-05 for changes that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. None of the other requirements in ASU 2011-05 are affected by this update. This guidance became effective for our interim and annual reporting periods beginning January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Also in December 2011, the FASB issued ASU No. 2011-11, which is included in the Codification under ASC 210, "Balance Sheet." This update provides for enhanced disclosures to help users of financial statements evaluate the effect or potential effect of netting arrangements on an entity's financial position. This guidance is effective for interim and annual reporting periods beginning January 1, 2013. The adoption of this guidance will not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, which is included in the Codification under ASC 350. This update allows an entity to assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. This guidance became effective for our interim and annual reporting periods beginning January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, which is included in the Codification under ASC 220. This update requires total comprehensive income, the components of net income and the components of other comprehensive income to be presented either in a single continuous statement or in two separate but consecutive statements. This guidance became effective for our interim and annual reporting periods beginning January 1, 2012. Prior to January 1, 2012, we presented total Comprehensive income and the components of Other comprehensive income in our Consolidated Statements of Shareholders' Equity. After December 31, 2011, we have presented total Comprehensive income and the components of Other comprehensive income in our Consolidated Statements of Comprehensive Income.

In May 2011, the FASB issued ASU No. 2011-04, which is included in the Codification under ASC 820. This update provides guidance and clarification about the application of existing fair value measurements and disclosure requirements. This guidance became effective for our interim and annual reporting periods beginning January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Variations in Quarterly Results of Operations

Our quarterly results of operations have tended to fluctuate within a fiscal year due to the timing of student matriculations. Each of our four fiscal quarters has 12 weeks of earned tuition revenue. Revenue in our third and fourth fiscal quarters generally benefits from increased student matriculations. The number of new students entering our institutions tends to be higher in September, which is the time that the public has traditionally associated with the start of a new school year. The academic schedule generally does not affect our incurrence of most of our costs, however, and costs do not fluctuate significantly on a quarterly basis.

The following table sets forth our revenue for the periods indicated:

Quarterly Revenue (Dollars in thousands)

	2012		2011		2010	
Three Months Ended	**Amount**	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
March 31	$341,794	26.6%	$383,171	25.5%	$383,957	24.0%
June 30	329,825	25.6%	387,877	25.9%	401,849	25.2%
September 30	314,747	24.5%	360,638	24.0%	400,597	25.1%
December 31	300,843	23.3%	368,263	24.6%	410,126	25.7%
Total for Year	$1,287,209	100.0%	$1,499,949	100.0%	$1,596,529	100.0%

Results of Operations

The following table sets forth the percentage relationship of certain statement of income data to revenue for the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Revenue	100.0%	100.0%	100.0%
Cost of educational services	41.9%	36.9%	33.7%
Student services and administrative expenses	32.8%	29.3%	27.9%
Settlement cost	1.7%	0.0%	0.0%
Loss related to private student loan programs	5.5%	0.0%	0.0%
Operating income	18.1%	33.8%	38.4%
Interest income (expense), net	(0.2%)	0.1%	0.1%
Income before income taxes	17.9%	33.9%	38.5%

The following table sets forth our total student enrollment as of the dates indicated:

As of December 31,	Total Student Enrollment	Increase (Decrease) To Prior Year
2012	61,059	(16.6%)
2011	73,255	(13.5%)
2010	84,686	4.9%

Total student enrollment includes all new and continuing students. A continuing student is any student who, in the academic term being measured, is enrolled in a program of study at one of our campuses and was enrolled in the same program at any of our campuses at the end of the immediately preceding academic term. A new student is any student who, in the academic term being measured, enrolls in and begins attending any program of study at one of our campuses:

- for the first time at that campus;
- after graduating in a prior academic term from a different program of study at that campus; or
- after having withdrawn or been terminated from a program of study at that campus.

The following table sets forth our new student enrollment in the periods indicated:

New Student Enrollment in the Three Months Ended:	2012 New Student Enrollment	2012 (Decrease) To Prior Year	2011 New Student Enrollment	2011 (Decrease) To Prior Year	2010 New Student Enrollment	2010 Increase (Decrease) To Prior Year
March 31	18,067	(17.0%)	21,761	(5.6%)	23,064	21.8%
June 30	15,698	(9.5%)	17,351	(19.9%)	21,673	10.1%
September 30	19,298	(15.8%)	22,909	(14.1%)	26,664	(3.9%)
December 31	13,398	(11.4%)	15,125	(14.7%)	17,722	(9.4%)
Total for the year	66,461	(13.9%)	77,146	(13.4%)	89,123	3.7%

We believe that the decrease in new student enrollment in each of the three months ended December 31, 2012, September 30, 2012, June 30, 2012 and March 31, 2012 compared to the corresponding period in the prior year was primarily due to:

- our prospective students' greater sensitivity to the cost of postsecondary education;
- our prospective students' uncertainty about the value of a postsecondary education due to the prolonged economic and labor market disruptions; and
- changes that we made to program offerings at select campuses which resulted in a more significant decline in new student enrollment in the criminal justice programs of study compared to our other curricula,

which resulted in a decrease in the rate at which prospective students who applied for enrollment actually began attending classes in their program of study.

We believe that the 14.1% decrease in new student enrollment in the three months ended September 30, 2011 compared to the three months ended September 30, 2010 and the 14.7% decrease in new student enrollment in the three months ended December 31, 2011 compared to the three months ended December 31, 2010 resulted primarily from reductions in the levels of advertising in the traditional media sources that we utilize due to increased costs of these sources, which resulted in a reduction in the number of prospective students who inquired about our programs of study. The decrease in new student enrollment in the three months ended December 31, 2011 compared to the prior year can also be attributed to changes that we made to program offerings at select campuses which resulted in a more significant decline in new student enrollment in the criminal justice programs of study compared to our other curricula.

We believe that the 19.9% decrease in new student enrollment in the three months ended June 30, 2011 compared to the same period in 2010 resulted primarily from:

- reductions in the levels of advertising in the traditional media sources that we utilize due to increased costs of those sources, which resulted in a reduction in the number of prospective students who inquired about our programs of study; and
- a decrease in the rate at which prospective students who applied for enrollment actually began attending classes in their program of study.

We believe that the changes to our aggregate student population in recent years was primarily due to:

- our prospective students' greater sensitivity to the cost of a postsecondary education;
- our prospective students' uncertainty about the value of a postsecondary education due to the prolonged economic and labor market disruptions; and
- changes that we made to program offerings at select campuses which resulted in a more significant decline in new student enrollment in the criminal justice programs of study compared to our other curricula.

A continued decline in new and total student enrollment could have a material adverse effect on our business, financial condition, revenue and other results of operations and cash flows. We have taken a number of steps in an attempt to reverse the decline in total and new student enrollment, including, without limitation, refining our marketing, advertising and communications to focus more on the student value proposition and outcomes of an ITT Technical Institute education.

At the vast majority of our campuses, we generally organize the academic schedule for programs of study offered on the basis of four 12-week academic quarters in a calendar year. The academic quarters typically begin in early March, mid-June, early September and late November or early December. To measure the persistence of our students, the number of continuing students in any academic term is divided by the total student enrollment in the immediately preceding academic term.

The following table sets forth the rates of our students' persistence as of the dates indicated:

	Student Persistence as of:			
Year	**March 31**	**June 30**	**September 30**	**December 31**
2012	72.4%	71.3%	69.8%	72.6%
2011	73.5%	73.1%	71.5%	73.4%
2010	76.1%	74.5%	72.4%	76.1%

We believe that the decrease in student persistence as of December 31, 2012 and September 30, 2012 compared to December 31, 2011 and September 30, 2011 was primarily due to:

- the number of graduates in the three months ended December 31, 2012 and September 30, 2012 compared to the corresponding prior year periods decreasing at a lesser rate than the decline in total student enrollment as of September 30 and June 30, 2012 compared to the same date in the prior year; and
- a slight decrease in student retention in the three months ended December 31 and September 30, 2012 compared to the corresponding prior year periods, principally as a result of a decline in retention in some of the courses in new programs of study that we recently began offering.

We believe that the decrease in student persistence as of June 30 and March 31, 2012 compared to the corresponding prior year dates was primarily due to a higher number of students who graduated at the end of the academic period that began in March 2012 and December 2011 compared to the end of the corresponding academic periods in the prior year.

We believe that the decrease in student persistence as of December 31, September 30, and June 30, 2011 compared to the corresponding prior year dates was primarily due to a higher number of students who graduated at the end of the academic periods that began in September, June and March 2011 compared to the end of the corresponding academic periods in the prior year.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011. Revenue decreased $212.7 million, or 14.2%, to $1,287.2 million in the year ended December 31, 2012 compared to $1,500.0 million in the year ended December 31, 2011. The primary factor that contributed to this decrease was an average 16.2% decrease in total student enrollment as of the end of each fiscal quarter in 2012 compared to 2011. The decrease in revenue from lower total student enrollment in 2012 was partially offset by a decrease in the amount of institutional scholarships and other awards that we granted to our students in 2012. We did not increase tuition rates for our ITT Technical Institute programs of study in 2012 or 2011.

Cost of educational services decreased $13.8 million, or 2.5%, to $539.2 million in the year ended December 31, 2012 compared to $553.1 million in the year ended December 31, 2011. The primary factors that contributed to this decrease included, in order of significance:

- a decrease in compensation costs resulting from fewer employees; and
- a decrease in legal expenses.

Cost of educational services as a percentage of revenue increased 500 basis points to 41.9% in the year ended December 31, 2012 compared to 36.9% in the year ended December 31, 2011. The primary factor that contributed to this increase was a decline in revenue, which was partially offset by decreases in compensation costs and legal expenses.

Student services and administrative expenses decreased $17.5 million, or 4.0%, to $422.3 million in the year ended December 31, 2012 compared to $439.8 million in the year ended December 31, 2011. The principal causes of this decrease were decreases in media advertising expenses and expenses related to student scholarships, which were partially offset by an increase in bad debt expense.

Student services and administrative expenses increased to 32.8% of revenue in the year ended December 31, 2012 compared to 29.3% of revenue in the year ended December 31, 2011. The principal causes of this increase were the decline in revenue and an increase in bad debt expense, which were partially offset by decreases in media advertising expenses and expenses related to student scholarships. Bad debt expense as a percentage of revenue increased to 6.1% in the year ended December 31, 2012 compared to 4.1% in the year ended December 31, 2011, primarily as a result of an increase in the amount of internal student financing that we provided to our students in the year ended December 31, 2012 compared to the year ended December 31, 2011. The increase in the amount of internal student financing was primarily due to a decline in the amount of private education loans available to our students in 2012 as a result of the expiration in 2011 of the two private education loan programs that provided the vast majority of private education loans to our students in 2011.

We recorded an expense of $21.8 million in the year ended December 31, 2012 related to the settlement of litigation and the resolution of our guarantee obligations under the 2007 RSA. See "—Off-Balance Sheet Arrangements" and Note 14 of the Notes to Consolidated Financial Statements for a more detailed discussion of our obligations related to the 2007 RSA.

In the year ended December 31, 2012, we recorded a loss related to the 2009 RSA and PEAKS Program of $71.1 million. The loss included $55.9 million for additional reserves related to our guarantee obligations under the 2009 RSA and PEAKS Program and $15.2 million for the impairment of assets related to the 2009 RSA and PEAKS Program. See "—Off-Balance Sheet Arrangements" and Notes 11 and 14 of the Notes to Consolidated Financial Statements.

Operating income decreased $274.3 million, or 54.1%, to $232.8 million in the year ended December 31, 2012 compared to $507.1 million in the year ended December 31, 2011, primarily as a result of the impact of the factors discussed above in connection with revenue, cost of educational services, student services and administrative expenses, settlement costs and the loss related to the 2009 RSA and PEAKS Program. Our operating margin decreased to 18.1% in the year ended December 31, 2012 compared to 33.8% in the year ended December 31, 2011, primarily due to the impact of the factors discussed above.

Interest income decreased $1.6 million, or 53.5%, to $1.3 million in the year ended December 31, 2012 compared to $2.9 million in the year ended December 31, 2011, primarily due to discontinuing the amortization of the discount on the subordinated note that we issued in connection with the PEAKS Program. See Note 11 of the Notes to Consolidated Financial Statements for a discussion of the subordinated note issued in connection with the PEAKS Program. Interest expense increased $1.9 million, or 104.0%, to $3.7 million in the year ended December 31, 2012 compared to $1.8 million in the year ended December 31, 2011, primarily due to an increase in the effective interest rate on our revolving credit facility.

Our combined federal and state effective income tax rate was 39.0% in the year ended December 31, 2012 compared to 39.4% in the year ended December 31, 2011.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010. Revenue decreased $96.6 million, or 6.0%, to $1,500.0 million in the year ended December 31, 2011 compared to $1,596.5 million in the year ended December 31, 2010. The primary factors that contributed to this decrease included, in order of significance:

- an average 7.8% decrease in total student enrollment in each academic quarter beginning in 2011 compared to 2010; and
- an increase in the amount of institutional scholarships and other awards that we granted to our students in 2011 compared to 2010.

The decrease in revenue was partially offset by:

- a 4.9% increase in total student enrollment at December 31, 2010 compared to December 31, 2009; and
- a 5% increase in tuition rates in March 2010.

While we have previously increased tuition rates for our programs of study annually, we did not increase tuition rates for our ITT Technical Institute programs in 2011. In 2011, we began offering new programs of study that involve a modified delivery format which increases the credit hours per course and reduces the number of academic quarters required for a full-time student to graduate. The increase in credit hours per course results in an increase in the amount of revenue recognized per course compared to the programs of study previously offered.

Cost of educational services increased $15.2 million, or 2.8%, to $553.1 million in the year ended December 31, 2011 compared to $537.9 million in the year ended December 31, 2010. The primary factors that contributed to this increase included, in order of significance:

- costs associated with operating new campuses;
- an increase in legal expenses; and
- an increase in compensation and benefit costs.

Cost of educational services as a percentage of revenue increased 320 basis points to 36.9% in the year ended December 31, 2011 compared to 33.7% in the year ended December 31, 2010. The primary factors that contributed to this increase included, in order of significance:

- a decline in revenue;
- costs associated with operating new campuses;
- an increase in legal expenses; and
- an increase in compensation and benefit costs.

Student services and administrative expenses decreased $5.3 million, or 1.2%, to $439.8 million in the year ended December 31, 2011 compared to $445.1 million in the year ended December 31, 2010. The principal cause of this decrease was a reduction in bad debt expense, which was partially offset by an increase in media advertising expenses.

Student services and administrative expenses increased to 29.3% of revenue in the year ended December 31, 2011 compared to 27.9% of revenue in the year ended December 31, 2010. The principal causes of this increase were the decline in revenue and an increase in media advertising expenses, which were substantially offset by a decrease in bad debt expense. Bad debt expense as a percentage of revenue decreased to 4.1% in the year ended December 31, 2011 compared to 5.4% in the year ended December 31, 2010. The primary factor that contributed to the decrease in bad debt expense as a percentage of revenue was a decrease in the amount of internal student financing that we provided to our students in the year ended December 31, 2011 compared to the year ended December 31, 2010. The decrease in the amount of internal student financing was primarily due to the amount of institutional scholarships and other awards and the private education loan programs available to our students in 2011.

Operating income decreased $106.5 million, or 17.4%, to $507.1 million in the year ended December 31, 2011 compared to $613.5 million in the year ended December 31, 2010 as a result of the impact of the factors discussed above in connection with revenue, cost of educational services and student services and administrative expenses. Our operating margin decreased to 33.8% in the year ended December 31, 2011 compared to 38.4% in the year ended December 31, 2010, primarily due to the impact of the factors discussed above.

Interest income increased $0.4 million, or 15.9%, to $2.9 million in the year ended December 31, 2011 compared to $2.5 million in the year ended December 31, 2010, primarily due to amortization of the discount on a subordinated note that we issued in connection with the PEAKS Program. Interest expense decreased $0.1 million, or 4.8%, to $1.8 million in the year ended December 31, 2011 compared to $1.9 million in the year ended December 31, 2010, primarily due to a decrease in the effective interest rate on our revolving credit facilities.

Our combined federal and state effective income tax rate was 39.4% in the year ended December 31, 2011 compared to 39.1% in the year ended December 31, 2010.

Financial Condition, Liquidity and Capital Resources

Cash and cash equivalents were $246.3 million as of December 31, 2012 compared to $229.0 million as of December 31, 2011. We had no short-term investments as of December 31, 2012 compared to $148.5 million as of December 31, 2011. In total, our cash and cash equivalents and short-term investments were $246.3 million as of

December 31, 2012 compared to $377.5 million as of December 31, 2011. The $131.2 million decrease in cash and cash equivalents and short-term investments as of December 31, 2012 compared to December 31, 2011 was primarily due to $207.9 million in repurchases of our common stock which was partially offset by cash flows from operating activities of $105.4 million.

We are required to recognize the funded status of our defined benefit postretirement plans on our balance sheet. We recorded an asset of $7.5 million for the ESI Pension Plan, a non-contributory defined benefit pension plan commonly referred to as a cash balance plan, and a liability of $0.3 million for the ESI Excess Pension Plan, a nonqualified, unfunded retirement plan, on our Consolidated Balance Sheet as of December 31, 2012. In order to determine those amounts, we performed an actuarial valuation of the ESI Pension Plan and ESI Excess Pension Plan (the "Pension Plans"), and reviewed and updated our key assumptions as part of each valuation, including the discount rate and expected long-term rate of return on the investments.

Effective March 31, 2006, the benefit accruals under the Pension Plans were frozen, such that no further benefits accrue under those plans after March 31, 2006. Participants in the Pension Plans, however, continue to be credited with vesting service and interest according to the terms of the Pension Plans. Total net pension benefit in the year ended December 31, 2012 was $0.2 million, compared to $0.9 million in the year ended December 31, 2011 and net pension cost of $0.6 million in the year ended December 31, 2010. In 2013, we do not expect that our total net pension benefit will be material.

We did not make any contributions to the ESI Excess Pension Plan or to the ESI Pension Plan in 2012 or 2011. We do not expect to make any material contributions to either of the Pension Plans in 2013.

See Note 13 of the Notes to Consolidated Financial Statements for a more detailed discussion of the Pension Plans.

Capital Resources. Our cash flows are highly dependent upon the receipt of Title IV Program funds. The primary Title IV Programs from which the students at our campuses receive grants, loans and other aid to fund the cost of their education include:

- the FDL program, which represented, in aggregate, approximately 58% of our cash receipts in 2012 and 54% of our cash receipts in 2011; and
- the Pell program, which represented, in aggregate, approximately 22% of our cash receipts in 2012 and 21% of our cash receipts in 2011.

We also receive funds on behalf of our students from unaffiliated private education loan programs, which represented, in aggregate, an insignificant amount of our cash receipts in 2012 and approximately 7% of our cash receipts in 2011. The two private education loan programs that provided the vast majority of private education loans to our students expired in 2011. See "—Off-Balance Sheet Arrangements."

During the fourth quarter of 2012, we introduced an institutional scholarship program, called the Opportunity Scholarship, which is intended to help reduce the cost of an ITT Technical Institute education and increase student access to our programs of study. We believe that the Opportunity Scholarship will reduce our students' need and use of private education loans. Accordingly, we do not expect unaffiliated private education loans to be a significant component of the student financial aid made available to our students in future periods. As a result, we expect that we will receive little, if any, cash payments from private education loan lenders related to our students' cost of education in 2013.

As an institutional scholarship, in addition to us not receiving any cash payment when amounts are awarded under the Opportunity Scholarship, students will not be obligated to make payments to us of amounts awarded under the Opportunity Scholarship and, therefore, we believe that the amounts receivable from students to us, as well as our revenue, should also decrease in 2013, if we continue the roll-out of the Opportunity Scholarship as planned. We plan to introduce the Opportunity Scholarship program at most, if not all, of our ITT Technical Institute locations in 2013. Based on the amount of Opportunity Scholarships that we estimate may be awarded in 2013, we believe that the Opportunity Scholarships, as well as, to a lesser extent, other factors, will have the effect of reducing our revenue per student by approximately 4.0 to 6.0 percent in 2013 compared to 2012.

Under a provision of the HEA commonly referred to as the 90/10 Rule, a proprietary institution, such as each of our institutions, must not derive more than 90% of its applicable revenue in a fiscal year, on a cash accounting basis, from Title IV Programs. If an institution exceeds the 90% threshold for any single fiscal year, that institution would be placed on provisional certification status for the institution's following two fiscal years. In addition, if an institution exceeds the 90% threshold for two consecutive fiscal years, it would be ineligible to participate in Title IV Programs as of the first day of the following fiscal year and would be unable to apply to regain its eligibility until the end of the second subsequent fiscal year. When calculating its compliance with the 90/10 Rule, an institution was permitted, for the period that ended June 30, 2011, to exclude from its revenue derived from Title IV Programs certain additional federal student loan amounts that became available to students starting in July 2008. In our 2012 and 2011 fiscal years, none of our institutions derived more than approximately 80% of its revenue from Title IV Programs under the 90/10 Rule calculation. In the aggregate, we derived approximately 80% of our revenue in 2012 and 67% of our revenue in 2011 from Title IV Programs under the 90/10 Rule calculation. Cash receipts from Title IV Programs as a percentage of our total cash receipts were approximately 80% in 2012 and 75% in 2011.

Federal regulations affect the timing of our receipt and disbursements of Title IV Program funds. These regulations require institutions to disburse all Title IV Program funds by payment period. For most of our campuses, the payment period is an academic term. Our campuses generally disburse the first installment of an FDL program loan to a first-year undergraduate student who was a first-time borrower 30 or more days after the student begins his or her program of study. We disburse Title IV Program funds to other students ten days before the start of each academic term.

In the year ended December 31, 2012, we made guarantee and other payments, net of recoveries, related to the RSAs in the amount of approximately $16.9 million. We paid $46.0 million in January 2013 to settle the litigation and absolve us from any further guarantee obligations under the 2007 RSA. We estimate that we could make guarantee and other payments related to the RSAs in 2013 in the range of approximately $15.0 million to approximately $20.0 million. See Notes 11 and 14 of the Notes to Consolidated Financial Statements for further discussion of the RSAs and contingent liabilities.

In 2013, we believe that we can reduce our annual operating expenses by approximately $50.0 million compared to 2012 by implementing various operational efficiency initiatives. Some of those initiatives include increasing the use of technology to support and enhance our student services, rebalancing our advertising expenditures and optimizing the use of our facilities.

Operations. Cash from operating activities decreased $282.5 million to $105.4 million in the year ended December 31, 2012 compared to $387.8 million in the year ended December 31, 2011, primarily due to:

- lower student enrollments; and
- a significant decrease in the amount of funds received from private education loans made to our students by third-party lenders (see "—*Student Financing Update*") .

Accounts receivable less allowance for doubtful accounts was $77.3 million as of December 31, 2012 compared to $48.1 million as of December 31, 2011. Days sales outstanding increased 11.6 days to 23.6 days at December 31, 2012 compared to 12.0 days at December 31, 2011. Our accounts receivable balance and days sales outstanding at December 31, 2012 increased primarily due to, in order of significance:

- a significant decrease in the amount of funds received from private education loans made to our students by third-party lenders (see "—*Student Financing Update*"); and
- a decrease in the amount of scholarships and other awards provided to our students.

The amount of scholarships and other awards provided to our students decreased 21.2% to $66.5 million in 2012 compared to $84.4 million in 2011.

In the year ended December 31, 2011, cash from operating activities decreased $170.7 million to $387.8 million compared to $558.6 million in the year ended December 31, 2010, primarily due to:

- lower student enrollments; and
- a decrease in the amount of funds received from private education loans made to our students by third-party lenders.

Investing. In the year ended December 31, 2012, we spent $1.0 million to renovate, expand or construct buildings compared to $4.1 million in 2011 and $6.1 million in 2010 for similar expenditures.

Capital expenditures, excluding facility and land purchases and facility construction, totaled $17.2 million in 2012, $26.9 million in 2011 and $26.8 million in 2010. These expenditures consisted primarily of classroom and laboratory equipment (such as computers and electronic equipment), classroom and office furniture, software and leasehold improvements.

We plan to continue to upgrade and expand current facilities and equipment during 2013. Cash generated from operations is expected to be sufficient to fund our capital expenditure requirements.

Financing. We were a party to a Second Amended and Restated Credit Agreement dated as of January 11, 2010, as amended (the "Prior Credit Agreement"), which provided that we could borrow up to $150.0 million under two revolving credit facilities:

- one in the maximum principal amount of $100.0 million; and
- the other in the maximum principal amount of $50.0 million.

We could borrow under each credit facility on either a secured or unsecured basis at our election, provided that we were not in default under the Prior Credit Agreement.

Borrowings under the Prior Credit Agreement bore interest, at our option, at the London Interbank Offered Rate ("LIBOR") plus an applicable margin or at an alternative base rate as defined under the Prior Credit Agreement. We paid a facility fee equal to 0.25% per annum on the daily amount of the commitment (whether used or unused) under the Prior Credit Agreement.

On March 21, 2012, we entered into a credit agreement (the "New Credit Agreement") that provides for a $325.0 million senior revolving credit facility (the "Revolver"). The New Credit Agreement also provides that we may seek additional revolving commitments or term loan commitments in an aggregate principal amount not to exceed $125.0 million. The lenders under the New Credit Agreement are not under any obligation to provide any such additional revolving commitments or term loan commitments. The New Credit Agreement has a maturity date of March 21, 2015.

A portion of the borrowings under the Revolver were used to prepay the entire outstanding indebtedness under the Prior Credit Agreement. The Prior Credit Agreement was also terminated on March 21, 2012. In addition to the prepayment of the outstanding indebtedness under the Prior Credit Agreement, borrowings under the New Credit Agreement will be used for general corporate purposes.

Borrowings under the New Credit Agreement bear interest, at our option, at LIBOR plus an applicable margin or at an alternative base rate, as defined under the New Credit Agreement, plus an applicable margin. The applicable margin for borrowings under the Revolver is determined based on the ratio of our total Indebtedness (as defined in the New Credit Agreement and which primarily includes outstanding borrowings, reserves for our guarantee obligations, letters of credit and surety bonds) to EBITDA (as defined in the New Credit Agreement) (the "Leverage Ratio") as of the end of each fiscal quarter. We also pay a commitment fee on the amount of the unutilized commitments under the New Credit Agreement. The amount of the commitment fee is determined based on the Leverage Ratio as of the end of each fiscal quarter.

The New Credit Agreement contains, among other things, covenants, representations and warranties and events of default customary for credit facilities. The New Credit Agreement is secured by a pledge of the equity interests of our subsidiaries and is guaranteed by one of our subsidiaries. We are required to maintain compliance with a maximum Leverage Ratio, a minimum interest coverage ratio, a minimum liquidity amount and several ratios related to the ED's regulations. We were in compliance with those requirements as of December 31, 2012.

As of December 31, 2012, the borrowings under the New Credit Agreement totaled $140.0 million. The effective interest rate on our borrowings was approximately 2.40% per annum in the year ended December 31, 2012, approximately 1.20% per annum in the year ended December 31, 2011 and approximately 1.30% per annum in the year ended December 31, 2010. The commitment fee under the New Credit Agreement was 0.35% as of December 31, 2012.

Under the Repurchase Program, our Board of Directors has authorized us to repurchase shares of our common stock in the open market or through privately negotiated transactions in accordance with Rule 10b-18 of the Exchange Act. The following table sets forth our share repurchase activity in the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Repurchase authorization at beginning of period	5,796,725	4,836,725	494,225
Additional repurchase authorization	5,000,000	5,000,000	10,000,000
Number of shares repurchased	(3,025,700)	(4,040,000)	(5,657,500)
Repurchase authorization at end of period	7,771,025	5,796,725	4,836,725
Total cost of shares repurchased (in millions)	$207.9	$282.7	$434.7
Average cost per share	$68.72	$69.98	$76.83

Approximately 7.8 million shares remained available for repurchase under the Repurchase Program as of December 31, 2012. Pursuant to the Board's stock repurchase authorization, we may repurchase additional shares of our common stock from time to time in the future depending on market conditions and other considerations.

Proceeds from the exercise of stock options were $8.4 million in the year ended December 31, 2012 compared to $5.6 million in the year ended December 31, 2011 and $7.9 million in the year ended December 31, 2010. Excess tax benefits from the exercise of stock options were $1.4 million in the year ended December 31, 2012 compared to $1.2 million in the year ended December 31, 2011 and $3.4 million in the year ended December 31, 2010.

We believe that cash generated from operations and our investments will be adequate to satisfy our working capital, loan repayment and capital expenditure requirements for the foreseeable future. We also believe that any reduction in cash and cash equivalents or investments that may result from their use to purchase facilities, construct facilities, repay loans or repurchase shares of our common stock will not have a material adverse effect on our expansion plans, planned capital expenditures, ability to meet any applicable regulatory financial responsibility standards or ability to conduct normal operations.

Student Financing Update. In 2011 and 2010, we received funds on behalf of our students from unaffiliated private education loan programs, which represented, in aggregate, approximately 7% of our cash receipts in 2011 and 12% of our cash receipts in 2010. As previously discussed, the two private education loan programs that provided the vast majority of the private education loans to our students in 2011 and 2010 expired in 2011. As a result, in 2012, we increased the amount of internal student financing that we provided to our students. The internal student financing that we provide to our students consists of non-interest bearing, unsecured credit extended to our students and is included in Accounts receivable, net on our Consolidated Balance Sheets. Payment of the student's account balance is generally due by the end of the student's academic year (which is generally nine months) or at the end of enrollment, whichever occurs first. As of December 31, 2012, our accounts receivable less allowance for doubtful accounts increased $29.2 million, or 60.7%, to $77.3 million compared to $48.1 million as of December 31, 2011, primarily due to the increase in the amount of internal financing that we provided to our students in 2012.

The increased amount of internal student financing that we provided to our students as a result of the expiration of the two primary private education loan programs for our students in 2011 has negatively impacted our liquidity and exposed us to greater credit risk. Internal student financing typically provides for payment to us by our students by the end of the student's academic year or at the end of enrollment, whichever occurs first, compared to payments from private education loan programs, which we typically received at the beginning of a student's academic year. This change in the timing of payments had a material adverse effect on our cash flows from operations in 2012. In addition, we have the risk of collection with respect to our internal student financing, which caused us to increase our allowance for doubtful accounts as of December 31, 2012 compared to December 31, 2011 and resulted in an increase in our bad debt expense as a percentage of revenue in the year ended December 31, 2012 to 6.1% compared to 4.1% in the year ended December 31, 2011. The increase in internal student financing was the primary cause of the 11.6-day increase in our days sales outstanding to 23.6 days as of December 31, 2012 compared to 12.0 days as of December 31, 2011. Further, our deferred revenue decreased $90.6 million, or 40.0%, to $135.9 million as of December 31, 2012 compared to $226.5 million as of December 31, 2011, primarily due to the decrease in the amount of funds received from private education loans made to our students by third-party lenders. We may continue to provide internal student financing to our students and/or assist our students in identifying other sources of financial aid (such as scholarships, see below), which could result in a continuation of the adverse factors that are described above, including a material adverse effect on our financial condition and cash flows.

As discussed above under "—Capital Resources," during the fourth quarter of 2012, we introduced the Opportunity Scholarship, which we believe will reduce our students' need and use of private education loans and internal student financing. We believe that the amounts receivable from students to us, as well as our revenue, should also decrease in 2013, if we continue the roll-out of the Opportunity Scholarship as planned. We plan to introduce the Opportunity Scholarship program at most, if not all, of our ITT Technical Institute locations in 2013. Based on the amount of Opportunity Scholarships that we estimate may be awarded in 2013, we believe that the Opportunity Scholarships, as well as, to a lesser extent, other factors, will have the effect of reducing our revenue per student by approximately 4.0 to 6.0 percent in 2013 compared to 2012. We believe that our bad debt expense as a percentage of revenue may be in the range of approximately 4% to 6% in 2013, and may decline in future years after the Opportunity Scholarship has been offered at most of our ITT Technical Institute locations.

Contractual Obligations

The following table sets forth the specified contractual obligations as of December 31, 2012:

	Payments Due by Period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
			(In thousands)		
Operating lease obligations	$169,406	$48,323	$78,476	$32,561	$10,046
Long-term debt, including scheduled interest payments [(a)]	149,494	4,204	145,290	0	0
Legal settlement [(b)]	46,000	46,000	0	0	0
Claims and contingencies [(b)]	20,200	20,200	0	0	0
Total	$385,100	$118,727	$223,766	$32,561	$10,046

(a) The long-term debt represents the Revolver under the New Credit Agreement and assumes that the $140.0 million outstanding balance under the Revolver as of December 31, 2012 will be outstanding at all times through the date of maturity. The amounts shown include the principal payments that will be due upon maturity as well as interest payments and commitment fees. Interest payments and commitment fees have been calculated based on their scheduled payment dates using the interest rate charged on our borrowings and the rate charged on unutilized commitments as of December 31, 2012.

(b) The $46.0 million in the Legal settlement line item and the $20.2 million in the Claims and contingencies line item are included in the $66.2 million recorded liability for claims and contingencies in Other current liabilities on our Consolidated Balance Sheet as of December 31, 2012. The $20.2 million is an estimate of the amount of claims and contingencies that we believe we will pay during 2013, the substantial majority of which relate to our guarantee obligations under the RSAs. The recorded liability for claims and contingencies of $57.2 million, which is included in Other liabilities on our Consolidated Balance Sheet as of December 31, 2012, is not included in the table above, because we cannot reasonably predict the timing of possible payments that we believe we will make after 2013 related to our claims and contingencies, the substantial majority of which relate to our guarantee obligations under the RSAs. See Note 14 of the Notes to Consolidated Financial Statements for additional information on our claims and contingencies as of December 31, 2012.

The table above does not reflect unrecognized tax benefits of $20.7 million and accrued interest related to unrecognized tax benefits of $5.7 million, because we cannot reasonably predict the timing of the resolution of the related tax positions beyond 2013. See Note 12 of the Notes to Consolidated Financial Statements for additional information on the unrecognized tax benefits as of December 31, 2012.

Off-Balance Sheet Arrangements

As of December 31, 2012, we leased our non-owned facilities under operating lease agreements. A majority of the operating leases contain renewal options that can be exercised after the initial lease term. Renewal options are generally for periods of one to five years. All operating leases will expire over the next 11 years and management believes that:

- those leases will be renewed or replaced by other leases in the normal course of business;
- we may purchase the facilities represented by those leases; or
- we may purchase or build other replacement facilities.

There are no material restrictions imposed by the lease agreements, and we have not entered into any significant guarantees related to the leases. We are required to make additional payments under the terms of certain operating leases for taxes, insurance and other operating expenses incurred during the operating lease period.

As part of our normal course of operations, one of our insurers issues surety bonds for us that are required by various education authorities that regulate us. We are obligated to reimburse our insurer for any of those surety bonds that are paid by the insurer. As of December 31, 2012, the total face amount of those surety bonds was approximately $27.3 million.

On January 20, 2010, we entered into the PEAKS Program. Under the PEAKS Program, an unaffiliated lender originated private education loans to our eligible students and, subsequently, sold those loans to the PEAKS Trust. The PEAKS Trust issued the PEAKS Senior Debt to investors. The assets of the PEAKS Trust (which include, among other assets, the student loans held by the PEAKS Trust) serve as collateral for, and are intended to be the principal source of, the repayment of the PEAKS Senior Debt. The PEAKS Trust is required to maintain assets having an aggregate value that exceeds the outstanding balance of the PEAKS Senior Debt, which requirement we guarantee. As of December 31, 2012, the value of the assets of the PEAKS Trust satisfied this requirement. The PEAKS Senior Debt bears interest at a variable rate based on the LIBOR plus a margin and matures in January 2020. The outstanding principal balance of the PEAKS Senior Debt was approximately $270.5 million as of December 31, 2012 and approximately $260.0 million as of January 31, 2013.

In connection with the PEAKS Program, the lender disbursed the proceeds of the private education loans to us for application to the students' account balances with us that represented their unpaid education costs. We transferred to the PEAKS Trust a portion of the amount of each private education loan disbursed to us under the PEAKS Program, in exchange for a subordinated note issued by the PEAKS Trust ("Subordinated Note"). The Subordinated Note does not bear interest, and principal is due on the Subordinated Note following the repayment of the PEAKS Senior Debt, the payment of fees and expenses of the PEAKS Trust and the reimbursement of the amount of any payments made by us under the PEAKS Guarantee (as defined below). The PEAKS Trust utilized the proceeds from the issuance of the PEAKS Senior Debt and the Subordinated Note to purchase the student loans from the lender.

We guarantee payment of the principal, interest and certain call premiums owed on the PEAKS Senior Debt, the administrative fees and expenses of the PEAKS Trust and the required ratio of assets of the PEAKS Trust to outstanding PEAKS Senior Debt (the "PEAKS Guarantee"). No call premiums are due on the PEAKS Senior Debt after January 2013. The PEAKS Guarantee contains, among other things, representations and warranties and events of default customary for guarantees. In addition, under the PEAKS Program, some or all of the holders of the PEAKS

Senior Debt could require us to purchase their PEAKS Senior Debt in certain limited circumstances that pertain to our continued eligibility to participate in the Title IV Programs. We believe that the likelihood of those limited circumstances occurring is remote. Our guarantee and purchase obligations under the PEAKS Program remain in effect until the PEAKS Senior Debt and the PEAKS Trust's fees and expenses are paid in full. At such time, we will be entitled to repayment of the amount of any payments made under our guarantee and payment of the Subordinated Note, in each case only to the extent of available funds remaining in the PEAKS Trust.

We entered into the PEAKS Program to offer our students another source of private education loans that they could use to help pay their education costs owed to us and to supplement the limited amount of private education loans available to our students under other private education loan programs, including the 2009 Loan Program (as defined below). Under the PEAKS Program, our students had access to a greater amount of private education loans, which resulted in a reduction in the amount of internal financing that we provided to our students in 2010 and 2011. No new private education loans were or will be originated under the PEAKS Program after July 2011, but immaterial amounts related to loans originated prior to that date were disbursed by the lender through March 2012.

On February 20, 2009, we entered into agreements with an unaffiliated entity (the "2009 Entity") to create a program that made private education loans available to our students to help pay the students' cost of education that student financial aid from federal, state and other sources did not cover (the "2009 Loan Program"). In connection with the 2009 Loan Program, we entered into the 2009 RSA with the 2009 Entity. Under the 2009 RSA, we guarantee the repayment of the principal amount (including capitalized origination fees) and accrued interest payable on any private education loans that are charged off above a certain percentage of the private education loans made under the 2009 Loan Program, based on the annual dollar volume. The total initial principal amount of private education loans that the 2009 Entity purchased under the 2009 Loan Program was approximately $141.0 million. No new private education loans were or will be made under the 2009 Loan Program after December 31, 2011, but immaterial amounts related to loans originated prior to that date were disbursed by the lender through June 2012. Our obligations under the 2009 RSA will remain in effect until all private education loans made under the 2009 Loan Program are paid in full or charged off. The standard repayment term for a private education loan made under the 2009 Loan Program is ten years, with repayment generally beginning six months after a student graduates or three months after a student withdraws or is terminated from his or her program of study.

Pursuant to the 2009 RSA, we are required to maintain collateral to secure our guarantee obligation in an amount equal to a percentage of the outstanding balance of the private education loans disbursed to our students under the 2009 Loan Program. As of December 31, 2012, the total collateral maintained in a restricted bank account was not material. The 2009 RSA also requires that we comply with certain covenants, including that we maintain certain financial ratios which are measured on a quarterly basis. We were in compliance with these covenants as of December 31, 2012.

In addition, beginning in the second fiscal quarter of 2009 we have made advances to the 2009 Entity under a revolving promissory note (the "Revolving Note"). We made the advances, which bear interest, so that the 2009 Entity could use those funds primarily to provide additional funding for the private education loans, instead of retaining the funds ourselves and providing internal student financing, which is non-interest bearing. The Revolving Note bears interest at a rate based on the prime rate plus an applicable margin. Certain of the assets of the 2009 Entity serve as collateral for the Revolving Note. The Revolving Note is subject to customary terms and conditions and may be repaid at any time without penalty prior to its 2026 maturity date.

We evaluate the Subordinated Note and the Revolving Note individually for impairment when circumstances indicate that their carrying values may not be recoverable. We recorded an impairment charge in the amount of $15.2 million with respect to the Subordinated Note and Revolving Note in the three months ended December 31, 2012. See Note 11 of the Notes to Consolidated Financial Statements for further discussion of the impairment.

In the year ended December 31, 2012, we made guarantee and other payments, net of recoveries, related to the RSAs in the amount of approximately $16.9 million. See Notes 11 and 14 of the Notes to Consolidated Financial Statements for further discussion of the RSAs.

We also are a party to the 2007 RSA with a different lender for certain private education loans that were made to our students in 2007 and early 2008. We guaranteed the repayment of any private education loans that the lender charged off above a certain percentage of the total dollar volume of private education loans made under the 2007 RSA. The 2007 RSA was terminated effective February 22, 2008, such that no private education loans have been or will be made under the 2007 RSA after that date. Based on information that we received from the lender, we believe that the total original principal amount of private education loans made under the 2007 RSA, net of amounts refunded under those loans, was approximately $180.0 million. On December 28, 2012, we agreed to pay $46.0 million to the lender to absolve us from any further obligations with respect to our guarantee obligations under the 2007 RSA. We paid the $46.0 million in January 2013.

At the end of each reporting period, we assess whether we should recognize a contingent liability related to the various claims and contingencies that we are subject to, including those related to litigation, business transactions, guarantee arrangements and employee-related matters, among others. We record a liability for those claims and contingencies, if it is probable that a loss will result and the amount of the loss can be reasonably estimated. Although we believe that our estimates related to any claims and contingencies are reasonable, we cannot make any assurances with regard to the accuracy of our estimates, and actual results could differ materially. As of December 31, 2012, our recorded liability for these claims and contingencies was approximately $123.4 million, the substantial majority of which pertained to our guarantee obligations under the RSAs and $46.0 million of which pertained to the settlement of the 2007 RSA. Approximately $66.2 million of the recorded liability was included in Other current liabilities and approximately $57.2 million was included in Other liabilities on our Consolidated Balance Sheet as of December 31, 2012.

The Other current liabilities balance of $66.2 million as of December 31, 2012 included $46.0 million that we paid in January 2013 to absolve us from any further obligations with respect to our guarantee obligations under the 2007 RSA. We believe that the $57.2 million included in Other liabilities as of December 31, 2012 will be paid over the next seven to ten years for our estimated guarantee obligations under the RSAs.

We review various factors and make certain assumptions when determining the amount to recognize as a contingent liability with respect to the guarantee arrangements under the RSAs at the end of each reporting period. The principal factor that we review is the repayment performance of the private education loans under each of the RSAs. As each portfolio of private education loans matures, additional data related to the performance of the loans and other information regarding the loans becomes available to us that we utilize to estimate the related contingent liability. In certain reporting periods, there have been disruptions in the servicing of a portion of the private education loans under the RSAs, which we believe has negatively impacted the repayment performance of those private education loans. We cannot predict with any certainty the extent to which the servicing disruptions may affect the repayment performance of those loans in future periods, or whether other servicing disruptions will occur in the future. If additional servicing disruptions occur or other factors negatively impact the repayment performance of the private education loans under the RSAs in the future, the contingent liability associated with those guarantees would increase and we could be required to pay additional material amounts under our guarantee obligations which could have a material adverse effect on our financial condition, results of operations and cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of our business, we are subject to fluctuations in interest rates that could impact the cost of our financing activities. Our primary interest rate risk exposure results from changes in short-term interest rates and the LIBOR.

Changes in the LIBOR would affect the borrowing costs associated with our revolving credit facilities. We estimate that the market risk can best be measured by a hypothetical 100 basis point increase in the LIBOR. If such a hypothetical increase in the LIBOR were to occur, the effect on results from operations and cash flow would not have been material for the year ended December 31, 2012.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item appears on pages F-1 through F-30 of this Annual Report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

We are responsible for establishing and maintaining disclosure controls and procedures ("DCP") that are designed to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is: (a) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (b) accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosures. In designing and evaluating our DCP, we recognize that any controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving the desired control objectives, and that our management's duties require it to make its best judgment regarding the design of our DCP. As of December 31, 2012, we conducted an evaluation, under the supervision (and with the participation) of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our DCP pursuant to Rule 13a-15 of the Exchange Act. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our DCP were effective at the reasonable assurance level as of December 31, 2012.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control over Financial Reporting. Our management's report on internal control over financial reporting appears on page F-1 of this Annual Report and is incorporated herein by reference.

The effectiveness of our internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act ("ICFR"), as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its report dated February 22, 2013, which appears on page F-2 of this Annual Report and is incorporated herein by reference.

Changes in Internal Control over Financial Reporting. There were no changes in our ICFR that occurred during our most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our ICFR.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item concerning our audit committee members and financial expert, code of ethics and disclosure of delinquent Section 16 filers is incorporated herein by reference to our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders, which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

The following is the current biographical information with respect to our directors, our nominees for director and our executive officers. Unless otherwise specified, the occupation of each individual has been the same for the past five years.

Kevin M. Modany, age 46, has served as our Chairman since February 2008 and as our Chief Executive Officer since April 2007. He also served as our President from April 2005 through March 2009. Mr. Modany has been a Director of ours since July 2006.

John F. Cozzi, age 51, has served as managing director of AEA Investors LP, a private equity firm, since January 2004. Mr. Cozzi has been a Director of ours since October 2003.

John E. Dean, age 62, is an attorney who has specialized in higher education law since April 1985. Mr. Dean has been a partner at the Law Offices of John E. Dean since June 2005. Mr. Dean has also served as a principal of Washington Partners, LLC, a public affairs firm, since June 2002. Mr. Dean has been a Director of ours since December 1994.

James D. Fowler, Jr., age 68, served as senior vice president and director, human resources of ITT Industries, Inc., an industrial, commercial machinery and equipment company, from November 2000 until his retirement in October 2002. Mr. Fowler has been a Director of ours since April 1994.

Joanna T. Lau, age 54, has served as chairperson and chief executive officer of Lau Acquisition Corporation (doing business as LAU Technologies), a management consulting and investment firm, since March 1990. She is also a director of DSW Inc. During the past five years, Ms. Lau was also a director of TD Banknorth, Inc. Ms. Lau has been a Director of ours since October 2003.

Thomas I. Morgan, age 59, has served as chairman of Baker & Taylor, Inc. ("B&T"), a distributor of physical and digital books, entertainment products and value-added services, since July 2008. He served as chief executive officer of B&T from July 2008 through January 2013. Prior to that, Mr. Morgan served as chief executive officer of Hughes Supply, Inc., a diversified wholesale distributor of construction, repair and maintenance-related products, from May 2003 until his retirement in March 2006. Mr. Morgan is also a director of Rayonier, Inc. and Tech Data Corporation. During the past five years, he was also a director of Waste Management, Inc. Mr. Morgan previously served as a Director of ours from May 2006 to June 2008, and currently has served as a Director of ours since January 2013.

Samuel L. Odle, age 63, has been a consultant, primarily in the healthcare and life sciences fields, since July 2012. Prior to that, he served as president and chief executive officer of Methodist Hospital ("MH") and Indiana University Hospital ("IUH") and executive vice president of Indiana University Health (formerly Clarian Health Partners) ("IU Health"), an Indianapolis-based private, non-profit healthcare organization comprised of MH, IUH and Riley Hospital for Children, since July 2004. Mr. Odle has been a Director of ours since January 2006.

Vin Weber, age 60, has served as co-chairman and partner of Mercury Public Affairs LLC (doing business as

Mercury/Clark & Weinstock), a public affairs and lobbying firm, since October 2011. Mr. Weber was a partner at Clark & Weinstock Inc. ("C&W") from 1994 until October 2011 and was the chief executive officer of C&W from 2007 until October 2011. During the past five years, he was also a director of Lenox Group, Inc. Mr. Weber has been a Director of ours since December 1994.

John A. Yena, age 72, has served as chairman of the board, emeritus of Johnson & Wales University ("J&W"), a postsecondary educational institution, since November 2011. Mr. Yena served as chairman of the board of J&W from June 2004 until November 2011. During the past five years, he was also a director of Bancorp Rhode Island, Inc. Mr. Yena has been a Director of ours since May 2006.

Todd S. Coombes, age 51, has served as our Executive Vice President, Chief Information Officer since December 2012. Mr. Coombes served as chief information officer and chief technology officer of CNO Financial Group, Inc., a holding company for a group of insurance companies, from June 2005 through November 2012.

Clark D. Elwood, age 52, has served as an Executive Vice President and our Chief Administrative Officer since April 2009 and as our Chief Legal Officer since April 2010. He served as a Senior Vice President of ours from December 1996 through March 2009, as our Secretary from October 1992 through March 2010, and as our General Counsel from May 1991 through March 2010. Mr. Elwood has announced his retirement from our company effective May 10, 2013.

Eugene W. Feichtner, age 57, has served as an Executive Vice President and as President, ITT Technical Institute Division since April 2009. He served as our Senior Vice President, Operations from March 2004 through March 2009.

Daniel M. Fitzpatrick, age 53, has served as our Executive Vice President, Chief Financial Officer since April 2009. He served as our Senior Vice President, Chief Financial Officer from June 2005 through March 2009.

June M. McCormack, age 64, has served as an Executive Vice President since April 2009 and as our President, Online Division since May 2008. Ms. McCormack also served as our Interim Chief Information Officer from May 2012 through November 2012.

Glenn E. Tanner, age 65, has served as our Executive Vice President, Chief Marketing Officer since April 2009. He served as our Senior Vice President, Marketing from April 2007 through March 2009.

Item 11. Executive Compensation.

The information required by this Item concerning remuneration of our executive officers and directors, material transactions involving such executive officers and directors and Compensation Committee interlocks, as well as the Compensation Committee Report, are incorporated herein by reference to our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item concerning the stock ownership of management, five percent beneficial owners and securities authorized for issuance under equity compensation plans is incorporated herein by reference to our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item concerning certain relationships and related person transactions, and director independence is incorporated herein by reference to our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

Item 14. Principal Accountant Fees and Services.

The information required by this Item concerning the fees and services of our independent registered public accounting firm and our Audit Committee actions with respect thereto is incorporated herein by reference to our definitive Proxy Statement for our 2013 Annual Meeting of Shareholders which will be filed with the SEC pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1. Financial Statements:

2. Financial Statement Schedules:

   Schedule II – Valuation and Qualifying Accounts of the Company for the years ended December 31, 2012, 2011 and 2010 appear on page F-29 of this Annual Report.

3. Quarterly Financial Results for 2012 and 2011 (unaudited) appear on page F-30 of this Annual Report.

4. Exhibits:

   A list of exhibits required to be filed as part of this report is set forth in the Index to Exhibits appearing on pages S-2 through S-5 of this Annual Report, which immediately precedes such exhibits, and is incorporated herein by reference.

Management's Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over our financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act ("ICFR"). Our ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of our records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
- provide reasonable assurance that our transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles;
- provide reasonable assurance that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors (as appropriate); and
- provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Reasonable assurance, as defined in Section 13(b)(7) of the Exchange Act, is the level of detail and degree of assurance that would satisfy prudent officials in the conduct of their own affairs in devising and maintaining a system of internal accounting controls.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our ICFR as of December 31, 2012. Our assessment included extensive documenting, evaluating and testing of the design and operating effectiveness of our ICFR. In making this assessment, our management used the criteria for *Internal Control-Integrated Framework* set forth by The Committee of Sponsoring Organizations of the Treadway Commission. These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. Based on our assessment using these criteria, our management concluded that we maintained effective ICFR as of December 31, 2012.

The effectiveness of our ICFR as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in its accompanying report.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
ITT Educational Services, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15.1 present fairly, in all material respects, the financial position of ITT Educational Services, Inc. and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15.2 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page F-1. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Indianapolis, Indiana
February 22, 2013

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	As of December 31,	
	2012	**2011**
Assets		
Current assets:		
Cash and cash equivalents	$246,342	$228,993
Short-term investments	0	148,488
Restricted cash	601	2,128
Accounts receivable, less allowance for doubtful accounts of $15,663 and $9,175	77,313	48,106
Deferred income taxes	44,547	9,759
Prepaid expenses and other current assets	16,162	18,814
Total current assets	384,965	456,288
Property and equipment, net	189,890	201,257
Deferred income taxes	56,112	33,267
Other assets	41,263	38,006
Total assets	$672,230	$728,818
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$63,304	$78,876
Accrued compensation and benefits	21,023	21,438
Other current liabilities	86,722	18,190
Deferred revenue	135,900	226,543
Total current liabilities	306,949	345,047
Long-term debt	140,000	150,000
Other liabilities	98,327	64,972
Total liabilities	545,276	560,019
Commitments and contingent liabilities (Note 14)		
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000,000 shares authorized, none issued	0	0
Common stock, $.01 par value, 300,000,000 shares authorized, 37,068,904 issued	371	371
Capital surplus	206,703	189,573
Retained earnings	959,072	827,675
Accumulated other comprehensive (loss)	(7,930)	(9,479)
Treasury stock, 13,744,395 and 10,969,425 shares, at cost	(1,031,262)	(839,341)
Total shareholders' equity	126,954	168,799
Total liabilities and shareholders' equity	$672,230	$728,818

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in thousands, except per share data)

	Year Ended December 31,		
	2012	2011	2010
Revenue	$1,287,209	$1,499,949	$1,596,529
Costs and expenses:			
Cost of educational services	539,223	553,065	537,855
Student services and administrative expenses	422,345	439,808	445,125
Settlement cost	21,750	0	0
Loss related to private student loan programs	71,102	0	0
Total costs and expenses	1,054,420	992,873	982,980
Operating income	232,789	507,076	613,549
Interest income	1,348	2,902	2,504
Interest (expense)	(3,723)	(1,825)	(1,918)
Income before provision for income taxes	230,414	508,153	614,135
Provision for income taxes	89,949	200,401	239,969
Net income	$140,465	$307,752	$374,166
Earnings per share:			
Basic	$5.88	$11.22	$11.28
Diluted	$5.85	$11.13	$11.17
Weighted average shares outstanding:			
Basic	23,880	27,429	33,165
Diluted	23,999	27,655	33,501

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
Net Income	$140,465	$307,752	$374,166
Other comprehensive income (loss), net of tax:			
Net actuarial pension (loss) gain, net of income tax of $242, $3,709 and $1,300	379	(5,795)	(2,028)
Net actuarial pension loss amortization, net of income tax of $1,062, $704 and $749	1,656	1,099	1,168
Prior service credit, net of income tax of $0, $0 and $4,058	0	0	6,312
Prior service cost (credit) amortization, net of income tax of $607, $607 and $0	(948)	(948)	28
Pension settlement (loss), net of income tax of $309, $470 and $0	483	734	0
Unrealized gains (losses) on available-for-sale securities, net of income tax of $0, $0 and $0	(21)	(60)	104
Other comprehensive income (loss), net of tax	1,549	(4,970)	5,584
Comprehensive Income	$142,014	$302,782	$379,750

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
Cash flows from operating activities:			
Net income	$140,465	$307,752	$374,166
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	29,350	27,886	26,797
Provision for doubtful accounts	78,307	61,308	86,935
Deferred income taxes	(58,640)	(8,991)	(14,557)
Excess tax benefit from stock option exercises	(1,382)	(1,166)	(3,383)
Stock-based compensation expense	16,658	17,074	15,813
Settlement cost	21,750	0	0
Asset impairment	15,166	0	0
Other	6,992	(1,936)	468
Changes in operating assets and liabilities:			
Restricted cash	1,527	(1,873)	1,636
Accounts receivable	(107,514)	(40,477)	(70,446)
Accounts payable	(15,572)	10,956	6,645
Other operating assets and liabilities	68,890	35,118	62,057
Deferred revenue	(90,643)	(17,819)	72,429
Net cash flows from operating activities	105,354	387,832	558,560
Cash flows from investing activities:			
Facility expenditures and land purchases	(1,046)	(4,053)	(6,118)
Capital expenditures, net	(17,204)	(26,847)	(26,811)
Proceeds from sales and maturities of investments and repayment of notes	217,301	337,032	385,306
Purchase of investments and note advances	(75,887)	(352,195)	(451,594)
Net cash flows from investing activities	123,164	(46,063)	(99,217)
Cash flows from financing activities:			
Excess tax benefit from stock option exercises	1,382	1,166	3,383
Proceeds from exercise of stock options	8,345	5,599	7,893
Debt issue costs	(1,525)	0	0
Proceeds from revolving borrowings	175,000	0	0
Repayment of revolving borrowings	(185,000)	0	0
Repurchase of common stock and shares tendered for taxes	(209,371)	(283,320)	(435,628)
Net cash flows from financing activities	(211,169)	(276,555)	(424,352)
Net change in cash and cash equivalents	17,349	65,214	34,991
Cash and cash equivalents at beginning of period	228,993	163,779	128,788
Cash and cash equivalents at end of period	$246,342	$228,993	$163,779
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Income taxes (net of refunds)	$139,919	$196,387	$259,788
Interest	$3,047	$1,842	$1,914
Non-cash financing activities:			
Issuance of treasury stock for Directors' compensation	$37	$30	$ 30

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars and shares in thousands)

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	Common Stock in Treasury		
	Shares	Amount	Surplus	Earnings	Income (Loss)	Shares	Amount	Total
Balance as of December 31, 2009	54,069	$541	$154,495	$1,006,903	($10,093)	(18,623)	($995,261)	$156,585
Net income				374,166				374,166
Other comprehensive income, net of income tax					5,584			5,584
Exercise of stock options and equity awards				(13,631)		214	21,524	7,893
Tax benefit from exercise of stock options and equity award vesting			3,627					3,627
Stock-based compensation			15,813					15,813
Common shares repurchased						(5,658)	(434,656)	(434,656)
Issuance of shares for Directors' compensation				1		1	29	30
Shared tendered for taxes						(10)	(972)	(972)
Common shares retired	(17,000)	(170)		(842,761)		17,000	842,931	0
Balance as of December 31, 2010	37,069	371	173,935	524,678	(4,509)	(7,076)	(566,405)	128,070
Net income				307,752				307,752
Other comprehensive (loss), net of income tax					(4,970)			(4,970)
Exercise of stock options and equity awards				(4,756)		155	10,355	5,599
Tax benefit from exercise of stock options and equity award vesting			1,190					1,190
Stock-based compensation			14,448					14,448
Common shares repurchased						(4,040)	(282,701)	(282,701)
Issuance of shares for Directors' compensation				1		1	29	30
Shares tendered for taxes						(9)	(619)	(619)
Balance as of December 31, 2011	37,069	371	189,573	827,675	(9,479)	(10,969)	(839,341)	168,799
Net income				140,465				140,465
Other comprehensive income, net of income tax					1,549			1,549
Exercise of stock options and equity awards				(9,067)		272	17,412	8,345
Tax benefit from exercise of stock options and equity award vesting			918					918
Stock-based compensation			16,212					16,212
Common shares repurchased						(3,026)	(207,918)	(207,918)
Issuance of shares for Directors' compensation				(1)		1	38	37
Shares tendered for taxes						(22)	(1,453)	(1,453)
Balance as of December 31, 2012	37,069	$371	$206,703	$959,072	($7,930)	(13,744)	($1,031,262)	$126,954

The accompanying notes are an integral part of the consolidated financial statements.

ITT EDUCATIONAL SERVICES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data and unless otherwise stated)

1. Business and Significant Accounting Policies

Business. We are a leading proprietary provider of postsecondary education in the United States based on revenue and student enrollment. As of December 31, 2012, we were offering master, bachelor and associate degree programs to approximately 61,000 students and had 149 college locations (including 147 campuses and two learning sites) in 39 states. In addition, we offered one or more of our online programs to students who are located in 48 states. We have provided career-oriented education programs since 1969 under the "ITT Technical Institute" name and since June 2009 under the "Daniel Webster College" ("DWC") name. Our corporate headquarters are located in Carmel, Indiana.

Basis of Presentation. The consolidated financial statements include our wholly-owned subsidiaries' accounts and have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission ("SEC"). All significant intercompany balances and transactions are eliminated upon consolidation. Arrangements where we may have a variable interest in another party are evaluated in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ™ ("ASC" or "Codification") 810, "Consolidation" ("ASC 810"), to determine whether we would be required to include the financial results of the other party in our consolidated financial statements. As of December 31, 2012, we were not required to include the financial results of any variable interest entity in our consolidated financial statements.

Use of Estimates. The preparation of these consolidated financial statements, in accordance with GAAP, includes estimates and assumptions that are determined by our management. Actual results could differ materially from the estimates. Significant accounting estimates and assumptions are used for, but not limited to:

- the allowance for doubtful accounts;
- useful lives of tangible and intangible assets;
- asset impairments;
- fair value;
- self insurance;
- pension liabilities;
- stock-based compensation;
- guarantees;
- unrecognized tax benefits; and
- litigation exposures.

Cash Equivalents. Highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

Restricted Cash. The funds from the federal student financial aid programs under Title IV ("Title IV Programs") of the Higher Education Act of 1965, as amended ("HEA"), and certain other monies transferred to us by electronic funds transfer, are subject to holding restrictions before they can be drawn into our cash account. The funds subject to these holding periods are identified as restricted cash until they are applied to the students' accounts. We also maintain an escrow account for a guarantee obligation to an unaffiliated third party under a private education loan program for our students. The funds in this escrow account are considered restricted cash and classified as other assets. The balance in this escrow account as of December 31, 2012 and December 31, 2011 was not material.

Investments. We classify our investments in marketable securities as available-for-sale or held-to-maturity depending on our investment intentions with regard to those securities on the date of acquisition. Investments classified as available-for-sale are recorded at their market value. Investments are classified as either current or non-current based on the maturity date of each security.

The cost of securities sold is based on the specific identification method.

Accounts Receivable and Allowance for Doubtful Accounts. We extend unsecured credit to our students for tuition and fees and we record a receivable for the tuition and fees earned in excess of the payment received from or on behalf of a student. The individual student balances of these receivables are insignificant. We record an allowance for doubtful accounts with respect to accounts receivable based on the students' credit profiles and our historical collection experience related to amounts owed by our students with similar credit profiles. If our collection trends were to differ significantly from our historical collection experience, we would make a corresponding adjustment to our allowance for doubtful accounts.

When a student is no longer enrolled in a program of study at one of our campuses, we increase the allowance for doubtful accounts related to the former student's receivable balance to reflect the amount we estimate will not be collected. The amount that we estimate will not be collected is based on a review of the historical collection experience for each campus, adjusted as needed to reflect other facts and circumstances. We review the collection activity after a student withdraws or graduates from a campus and will write off the accounts receivable, if we conclude that collection of the balance is not probable.

Property and Equipment. Property and equipment is recorded on our consolidated financial statements at cost, less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred. Expenditures that extend the useful lives of our assets are capitalized.

Developed or purchased software is capitalized in accordance with ASC 350, "Intangibles – Goodwill and Other." Facility construction costs are capitalized as incurred, with depreciation commencing when the facility is placed in service. We capitalize interest on our real estate construction projects in accordance with ASC 835, "Interest."

Provisions for depreciation and amortization of property and equipment have generally been made using the straight-line method over the following ranges of useful lives:

Type of Property and Equipment	Estimated Useful Life
Furniture and equipment	3 to 10 years
Leasehold, building and land improvements	3 to 14 years
Buildings	20 to 40 years

We amortize leasehold improvements using the straight-line method over the shorter of the life of the improvement or the term of the underlying lease. Land is not depreciated.

Asset Impairment. We regularly review our long-lived assets (which are primarily property and equipment) and notes receivable for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We evaluate each note receivable individually for impairment.

If we determine that the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would determine the fair value of that asset. If the fair value is less than the net book value of the long-lived asset, we recognize an impairment loss in the amount of the difference. We base our impairment analyses of long-lived assets on our current business strategy, expected growth rates and estimates of future economic and regulatory conditions.

We consider a note receivable to be impaired when, based on current information or events, it is probable that we will be unable to collect all amounts of principal and interest owed on the underlying note according to the terms of the note. If the present value of the expected future cash flows from the note receivable discounted at the underlying note's effective interest rate is less than the carrying value of the underlying note, we recognize an impairment loss in the amount of the difference.

Insurance Liabilities. We record liabilities and related expenses for medical, workers compensation and other insurance in accordance with the contractual terms of the insurance policies. We record the total liabilities that are estimable and probable as of the reporting date for our insurance liabilities that we self-insure. The accounting for our self-insured arrangements involves estimates and judgments to determine the liability to be recorded for reported claims and claims incurred but not reported. We consider our historical experience in determining the appropriate insurance reserves to record. If our current insurance claim trends were to differ significantly from our historic claim experience, however, we would make a corresponding adjustment to our insurance reserves.

Contingent Liabilities. We are subject to various claims and contingencies in the ordinary course of our business, including those related to litigation, business transactions, guarantee obligations and employee-related matters, among others. When we are aware of a claim or potential claim, we assess the likelihood of any loss or exposure. If it is probable that a loss will result and the amount of the loss can be reasonably estimated, we record a liability for the loss. The liability recorded includes probable and estimable legal costs associated with the claim or potential claim. If the loss is not probable or the amount of the loss cannot be reasonably estimated, we disclose the claim if the likelihood of a potential loss is reasonably possible and the amount involved is material.

Treasury Stock. Repurchases of outstanding shares of our common stock are recorded at cost. Treasury stock issued in fulfillment of stock-based compensation awards or other obligations is accounted for under the last in, first out method. We record "losses" from the sale of treasury stock that exceed previous net "gains" from the sale of treasury stock as a charge to retained earnings.

The retirement of shares of our common stock held in treasury are accounted for under the first in, first out method. We reduce common stock in the amount of the par value of the shares retired and we reduce retained earnings in the amount of the difference between the cost of the treasury shares and their par value.

Recognition of Revenue. Tuition revenue is recorded on a straight-line basis over the length of the applicable course to the extent that we consider the collectability of that revenue to be reasonably assured. If a student withdraws from an institution, the standards of most state education authorities that regulate our institutions, the accrediting commissions that accredit our institutions and our own internal policy limit a student's obligation for tuition and fees to the institution depending on when a student withdraws during an academic term ("Refund Policies"). The terms of the Refund Policies vary by state, and the limitations imposed by the Refund Policies are generally based on the portion of the academic term that has elapsed at the time the student withdraws. Generally, the greater the portion of the academic term that has elapsed at the time the student withdraws, the greater the student's obligation is to the institution for the tuition and fees related to that academic term. We record revenue net of any refunds that result from any applicable Refund Policy. On an individual student basis, tuition earned in excess of cash received is recorded as accounts receivable, and cash received in excess of tuition earned is recorded as deferred revenue.

We do not charge a separate fee for textbooks that students use in their programs of study. We record the cost of these textbooks in prepaid expenses and other current assets and amortize the cost of textbooks on a straight-line basis over the applicable course length. Tool kit sales, and the related cost, are recognized when the student receives the tool kit. Academic fees (which are charged only one time to students on their first day of class attendance) are recognized as revenue on a straight-line basis over the average program length. If a student withdraws from an institution, all unrecognized revenue relating to his or her fees, net of any refunds that result from any applicable Refund Policy, is recognized upon the student's departure. An administrative fee is charged to a student and recognized as revenue when the student withdraws or graduates from a program of study at an institution.

We report 12 weeks of tuition revenue in each of our four fiscal quarters. We standardized the number of weeks of revenue reported in each fiscal quarter, because the timing of student breaks in a calendar quarter can fluctuate from quarter to quarter each year. The total number of weeks of school during each year is 48.

Advertising Costs. We expense all advertising costs as incurred.

Equity-Based Compensation. Stock-based compensation cost for our equity instruments exchanged for employee and director services is measured at the date of grant, based on the calculated fair value of the grant and is recognized as an expense on a straight-line basis over the period of time that the grantee must provide services to us before the stock-based compensation is fully vested. The vesting period is generally the period set forth in the agreement granting the stock-based compensation. Under the terms of our stock-based compensation plans, some grants immediately vest in full when the grantee's employment or service terminates, and, for grants made prior to November 24, 2010, when he or she retires. As a result, in certain circumstances, the period of time that the grantee must provide services to us in order for that stock-based compensation to fully vest may be less than the vesting period set forth in the agreement granting the stock-based compensation. In these instances, compensation expense will be recognized over this shorter period.

We use a binomial option pricing model to determine the fair value of stock options granted and we use the market price of our common stock to determine the fair value of restricted stock and restricted stock units ("RSUs") granted. The binomial option pricing model takes into account the variables defined below:

- "Volatility" is a statistical measure of the extent to which the stock price is expected to fluctuate during a period and combines our historical stock price volatility and the implied volatility as measured by actively traded stock options.
- "Expected life" is the weighted average period that those stock options are expected to remain outstanding, based on the historical patterns of our stock option exercises, as adjusted to reflect the current position-level demographics of the stock option grantees.
- "Risk-free interest rate" is based on interest rates for terms that are similar to the expected life of the stock options.
- "Dividend yield" is based on our historical and expected future dividend payment practices.

We generally issue shares of our common stock from treasury shares upon the exercise of stock options or vesting of RSUs. As of December 31, 2012, 13,744,395 shares of our common stock were held in treasury. Our Board of Directors has authorized us to repurchase outstanding shares of our common stock, but we are unable to determine at this point how many shares we will repurchase over the next 12 months. See Note 5 for additional disclosures regarding our stock repurchases.

Operating Leases. We lease our non-owned facilities under operating lease agreements. Common provisions within our operating lease agreements include:

- renewal options, which can be exercised after the initial lease term;
- rent escalation clauses;
- tenant improvement allowances; and
- rent holidays.

We record the rent expense associated with each operating lease agreement evenly over the term of the lease. The difference between the amount of rent expense recorded and the amount of rent actually paid is recorded as either prepaid or accrued rent, which is included in Other assets or Other liabilities, on our Consolidated Balance Sheets.

Income Taxes. We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between the tax bases and financial reporting bases of our assets and liabilities.

We follow the guidance under ASC 740, "Income Taxes," which prescribes a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. This guidance requires us to evaluate whether it is more likely than not, based on the technical merits of a tax position, that the benefits resulting from the position will be realized by us.

We record interest and penalties related to unrecognized tax benefits in income tax expense.

2. New Accounting Guidance

In October 2012, the FASB issued Accounting Standards Update ("ASU") No. 2012-04, which makes technical corrections, clarifications and limited-scope improvements to various topics throughout the Codification. The amendments in this ASU that do not have transition guidance are effective upon issuance and the amendments that are subject to transition guidance will be effective for our interim and annual reporting periods beginning January 1, 2013. The adoption of this guidance will not have a material impact on our consolidated financial statements.

In August 2012, the FASB issued ASU No. 2012-03, which amends and corrects various sections in the Codification pursuant to Staff Accounting Bulletin ("SAB") No. 114, SEC Release No. 33-9250 and ASU No. 2010-22. The amendments and corrections in this ASU are effective upon issuance. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU No. 2012-02, which is included in the Codification under ASC 350, "Intangibles – Goodwill and Other" ("ASC 350"). This update allows an entity to first assess qualitative factors to determine whether it must perform a quantitative impairment test. An entity would be required to calculate the fair value of an indefinite-lived intangible asset, if the entity determines, based on a qualitative assessment, that it is more likely than not that the indefinite-lived asset is impaired. This guidance is effective for impairment tests performed for our interim and annual reporting periods beginning January 1, 2013. The adoption of this guidance will not have a material impact on our consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-12, which is included in the Codification under ASC 220, "Comprehensive Income" ("ASC 220"). This update defers the effective date of ASU No. 2011-05 for changes that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. None of the other requirements in ASU 2011-05 are affected by this update. This guidance became effective for our interim and annual reporting periods beginning January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Also in December 2011, the FASB issued ASU No. 2011-11, which is included in the Codification under ASC 210, "Balance Sheet." This update provides for enhanced disclosures to help users of financial statements evaluate the effect or potential effect of netting arrangements on an entity's financial position. This guidance is effective for interim and annual reporting periods beginning January 1, 2013. The adoption of this guidance will not have a material impact on our consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-08, which is included in the Codification under ASC 350. This update allows an entity to assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. This guidance became effective for our interim and annual reporting periods beginning January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, which is included in the Codification under ASC 220. This update requires total comprehensive income, the components of net income and the components of other comprehensive income to be presented either in a single continuous statement or in two separate but consecutive statements. This guidance became effective for our interim and annual reporting periods beginning January 1, 2012. Prior to January 1, 2012, we presented total Comprehensive income and the components of Other comprehensive income in our Consolidated Statements of Shareholders' Equity. After December 31, 2011, we have presented total Comprehensive income and the components of Other comprehensive income in our Consolidated Statements of Comprehensive Income.

In May 2011, the FASB issued ASU No. 2011-04, which is included in the Codification under ASC 820, "Fair Value Measurements" ("ASC 820"). This update provides guidance and clarification about the application of existing fair value measurements and disclosure requirements. This guidance became effective for our interim and annual reporting periods beginning January 1, 2012. The adoption of this guidance did not have a material impact on our consolidated financial statements.

3. Fair Value and Credit Risk of Financial Instruments

ASC 820 defines fair value for financial reporting as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date. The fair value measurement of our financial assets utilized assumptions categorized as observable inputs under ASC 820. Observable inputs are assumptions based on independent market data sources.

The following table sets forth information regarding the fair value measurement of our financial assets as of December 31, 2012:

		Fair Value Measurements at Reporting Date Using		
Description	**As of December 31, 2012**	**(Level 1) Quoted Prices in Active Markets for Identical Assets**	**(Level 2) Significant Other Observable Inputs**	**(Level 3) Significant Unobservable Inputs**
Cash equivalents:				
Money market fund	$154,661	$154,661	$0	$0
Other assets:				
Money market fund	8,622	8,622	0	0
	$163,283	$163,283	$0	$0

The following table sets forth information regarding the fair value measurement of our financial assets as of December 31, 2011:

		Fair Value Measurements at Reporting Date Using		
Description	**As of December 31, 2011**	**(Level 1) Quoted Prices in Active Markets for Identical Assets**	**(Level 2) Significant Other Observable Inputs**	**(Level 3) Significant Unobservable Inputs**
Cash equivalents:				
Money market funds	$228,287	$228,287	$0	$0
Short-term investments:				
U.S. Treasury obligations	100,517	100,517	0	0
Government agency obligations	31,351	0	31,351	0
Corporate obligations	16,620	0	16,620	0
Other assets:				
Money market fund	7,576	7,576	0	0
	$384,351	$336,380	$47,971	$0

We used quoted prices in active markets for identical assets as of the measurement dates to value our financial assets that were categorized as Level 1. For assets that were categorized in Level 2, we used:

- quoted prices for similar assets in active markets;
- quoted prices for identical or similar assets in markets that were not active or in which little public information had been released;
- inputs other than quoted prices that were observable for the assets; or
- inputs that were principally derived from or corroborated by observable market data by correlation or other means.

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other current liabilities and deferred revenue approximate fair value because of the immediate or short-term maturity of these financial instruments. Investments classified as available-for-sale are recorded at their market value.

Each of the carrying value and the estimated fair value of the notes receivable and other receivables included in Other assets on our Consolidated Balance Sheet was approximately $9,600 as of December 31, 2012 and approximately $19,000 as of December 31, 2011. We estimated the fair value of the notes receivable and other receivables by discounting the future cash flows using current rates for similar arrangements. The assumptions used in this estimate are considered unobservable inputs. Fair value measurements that utilize significant unobservable inputs are categorized as Level 3 measurements under the accounting guidance.

Each of the carrying value and the estimated fair value of our long-term debt was approximately $140,000 as of December 31, 2012 and $150,000 as of December 31, 2011. The fair value of our long-term debt was estimated by discounting the future cash flows using current rates for similar loans with similar characteristics and remaining maturities. We utilized inputs that were observable or were principally derived from observable market data to estimate the fair value of our long-term debt. Fair value measurements that utilize significant other observable inputs are categorized as Level 2 measurements under the accounting guidance.

Financial instruments that potentially subject us to credit risk consist primarily of accounts receivable, interest-bearing investments and notes receivable. There is no concentration of credit risk of our accounts receivable, as the total is comprised of a large number of individual balances owed by students whose credit profiles vary and who are located throughout the United States. Our interest-bearing investments generally consist of high-quality securities issued by various entities and major financial institutions. Certain of the assets of the party to whom we issued one of the notes receivable serve as collateral for the repayment of the note.

4. Equity Compensation Plans

We have adopted the following equity compensation plans, referred to collectively as the "Plans":

- *2006 ITT Educational Services, Inc. Equity Compensation Plan* – Awards may be granted to our employees and directors under the 2006 ITT Educational Services, Inc. Equity Compensation Plan, as amended ("2006 Equity Compensation Plan") in the form of stock options (incentive and nonqualified), stock appreciation rights ("SARs"), restricted stock, RSUs, performance shares, performance units and other stock-based awards as defined in the plan. The maximum number of shares of our common stock that may be issued pursuant to awards under this plan is 4,000,000. Each share underlying stock options and SARs granted and not forfeited or terminated, reduces the number of shares available for future awards by one share. The delivery of a share in connection with a "full-value award" (i.e., an award of restricted stock, RSUs, performance shares, performance units or any other stock-based award with value denominated in shares) reduces the number of shares remaining for other awards by three shares. As of December 31, 2012, restricted stock, RSUs and nonqualified stock options have been awarded under this plan.
- *1999 Outside Directors Stock Option Plan* – A maximum of 500,000 shares of our common stock were available to be issued upon the exercise of nonqualified stock options granted to non-employee directors under the 1999 Outside Directors Stock Option Plan ("1999 Directors Stock Plan").
- *1997 ITT Educational Services, Inc. Incentive Stock Plan* – A maximum of 8,100,000 shares of our common stock were available to be issued upon the exercise of stock options and pursuant to other forms of awards under the 1997 ITT Educational Services, Inc. Incentive Stock Plan ("1997 Stock Plan"), but no more than 20% of the total number of shares on a cumulative basis could have been used for restricted stock or performance share awards. A maximum of 1.5% of our outstanding shares of common stock could have been issued annually, with any unissued shares available to be issued in later years.

No additional awards have been or will be granted after May 9, 2006 under the 1999 Directors Stock Plan or the 1997 Stock Plan.

The stock-based compensation expense and related income tax benefit recognized in our Consolidated Statements of Income in the periods indicated were as follows:

	Year Ended December 31,		
	2012	2011	2010
Stock-based compensation expense	$16,658	$17,074	$15,813
Income tax (benefit)	($6,414)	($6,574)	($6,089)

We did not capitalize any stock-based compensation cost in the years ended December 31, 2012, 2011 and 2010.

As of December 31, 2012, we estimated that pre-tax compensation expense for unvested stock-based compensation grants in the amount of approximately $19,300, net of estimated forfeitures, will be recognized in future periods. This expense will be recognized over the remaining service period applicable to the grantees which, on a weighted-average basis, is approximately 1.8 years.

Stock Options. Under the Plans, the stock option exercise price may not be less than 100% of the fair market value of our common stock on the date of grant. The maximum term of any stock option granted under the 2006 Equity Compensation Plan may not exceed seven years from the date of grant, and those stock options will be exercisable at such times and under conditions as determined by the Compensation Committee of our Board of Directors, subject to the limitations contained in the plan.

Under the 1999 Directors Stock Plan, the stock options granted typically vested and became exercisable on the first anniversary of the grant. The maximum term of any stock option granted under the 1999 Directors Stock Plan was: (a) 10 years from the date of grant for any stock options granted prior to January 25, 2005; and (b) seven years from the date of grant for any stock options granted on or after January 25, 2005.

Under the 1997 Stock Plan, the stock options granted typically vested and became exercisable in three equal annual installments commencing with the first anniversary of the date of grant. The maximum term of any stock option granted under the 1997 Stock Plan was 10 years and two days from the date of grant.

The stock options granted, forfeited, exercised and expired in the period indicated were as follows:

	Year Ended December 31, 2012				
	# of Shares	Weighted Average Exercise Price	Aggregate Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value [(1)]
Outstanding at beginning of period	1,765,881	$79.24	$139,922		
Granted	156,500	$75.16	11,763		
Forfeited	(13,334)	$90.52	(1,207)		
Exercised	(202,820)	$41.14	(8,345)		
Expired	(131,623)	$64.14	(8,442)		
Outstanding at end of period	1,574,604	$84.90	$133,691	3.1 years	$0
Exercisable at end of period	1,223,431	$85.19	$104,220	2.6 years	$0

(1) The aggregate intrinsic value of the stock options was calculated by identifying those stock options that had a lower exercise price than the closing market price of our common stock on December 31, 2012 and multiplying the difference between the closing market price of our common stock and the exercise price of each of those stock options by the number of shares subject to those stock options that were outstanding or exercisable, as applicable.

The following table sets forth information regarding the stock options granted and exercised in the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Shares subject to stock options granted	156,500	159,500	305,000
Weighted average grant date fair value	$31.36	$28.90	$43.59
Shares subject to stock options exercised	202,820	118,410	179,079
Intrinsic value of stock options exercised	$4,802	$3,095	$8,920
Proceeds received from stock options exercised	$8,345	$5,599	$7,893
Tax benefits realized from stock options exercised	$1,602	$1,190	$3,385

The intrinsic value of a stock option is the difference between the fair market value of the stock and the option exercise price. The fair value of each stock option grant was estimated on the date of grant using the following assumptions:

	Year Ended December 31,		
	2012	2011	2010
Risk-free interest rates	0.7%	1.8%	2.2%
Expected lives (in years)	4.5	4.7	4.6
Volatility	51%	48%	43%
Dividend yield	None	None	None

Restricted Stock Units. Under the 2006 Equity Compensation Plan, RSUs awarded are subject to a restriction period of at least: (a) for awards made prior to November 24, 2010, three years in the case of a time-based period of restriction and one year in the case of a performance-based period of restriction; and (b) for awards made after November 24, 2010, one year. All RSUs awarded under the 2006 Equity Compensation Plan that were not vested as of December 31, 2012 have a time-based restriction period that ranges from ending on the first to the third anniversary of the date of grant.

The following table sets forth the number of RSUs that were granted, forfeited and vested in the period indicated:

	Year Ended December 31, 2012	
	# of RSUs	Weighted Average Grant Date Fair Value
Unvested at beginning of period	314,006	$79.44
Granted	275,256	$73.87
Forfeited	(57,791)	$75.58
Vested	(117,826)	$82.67
Unvested at end of period	413,645	$75.35

In the year ended December 31, 2012:

- 48,935 RSUs vested and were settled in cash for $3,073; and
- 68,891 RSUs vested and were settled in shares of our common stock having a fair market value of $4,568.

The total fair market value of the RSUs that vested and were settled in shares of our common stock was $2,454 in the year ended December 31, 2011 and $3,593 in the year ended December 31, 2010.

5. Stock Repurchases

As of December 31, 2012, approximately 7.8 million shares remained available for repurchase under the share repurchase program (the "Repurchase Program") authorized by our Board of Directors. The terms of the Repurchase Program provide that we may repurchase shares of our common stock, from time to time depending on market conditions and other considerations, in the open market or through privately negotiated transactions in accordance with Rule 10b-18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless earlier terminated by our Board of Directors, the Repurchase Program will expire when we repurchase all shares authorized for repurchase thereunder.

The following table sets forth information regarding the shares of our common stock that we repurchased in the periods indicated:

	Year Ended December 31,	
	2012	2011
Number of shares	3,025,700	4,040,000
Total cost	$207,918	$282,701
Average cost per share	$68.72	$69.98

6. Earnings Per Common Share

Earnings per common share for all periods have been calculated in conformity with ASC 260, "Earnings Per Share." This data is based on historical net income and the weighted average number of shares of our common stock outstanding during each period as set forth in the following table:

	Year Ended December 31,		
	2012	2011	2010
		(In thousands)	
Shares:			
Weighted average number of shares of common stock outstanding	23,880	27,429	33,165
Shares assumed issued (less shares assumed purchased for treasury) for stock-based compensation	119	226	336
Outstanding shares for diluted earnings per share calculation	23,999	27,655	33,501

A total of approximately 1,688,000 shares for fiscal year 2012, approximately 1,113,000 shares for fiscal year 2011 and approximately 788,000 shares for fiscal year 2010 were excluded from the calculation of our diluted earnings per common share, because the effect was anti-dilutive.

7. Debt

We were a party to a Second Amended and Restated Credit Agreement dated as of January 11, 2010, as amended (the "Prior Credit Agreement"), to borrow up to $150,000 under two revolving credit facilities: one in the maximum principal amount of $50,000; and the other in the maximum principal amount of $100,000. The borrowings under each credit facility could have been secured or unsecured at our election, provided that we had not defaulted under the Prior Credit Agreement.

Borrowings under the Prior Credit Agreement bore interest, at our option, at the London Interbank Offered Rate ("LIBOR") plus an applicable margin or at an alternative based rate, as defined under the Prior Credit Agreement. We paid a facility fee equal to 0.25% per annum on the daily amount of the commitment (whether used or unused) under the Prior Credit Agreement.

On March 21, 2012, we entered into a credit agreement (the "New Credit Agreement") that provides for a $325,000 senior revolving credit facility (the "Revolver"). The New Credit Agreement also provides that we may seek additional revolving commitments or term loan commitments in an aggregate principal amount not to exceed $125,000. The lenders under the New Credit Agreement are not under any obligation to provide any such additional revolving commitments or term loan commitments. The New Credit Agreement has a maturity date of March 21, 2015.

A portion of the borrowings under the Revolver were used to prepay the entire outstanding indebtedness under the Prior Credit Agreement. The Prior Credit Agreement was also terminated on March 21, 2012. In addition to the prepayment of the outstanding indebtedness under the Prior Credit Agreement, borrowings under the New Credit Agreement will be used for general corporate purposes.

Borrowings under the New Credit Agreement bear interest, at our option, at LIBOR plus an applicable margin or at an alternative base rate, as defined under the New Credit Agreement, plus an applicable margin. The applicable margin for borrowings under the Revolver is determined based on the ratio of our total Indebtedness (as defined in the New Credit Agreement and which primarily includes outstanding borrowings, reserves for our guarantee obligations, letters of credit and surety bonds) to EBITDA (as defined in the New Credit Agreement) (the "Leverage Ratio") as of the end of each fiscal quarter. We also pay a commitment fee on the amount of the unutilized commitments under the New Credit Agreement. The amount of the commitment fee is determined based on the Leverage Ratio as of the end of each fiscal quarter.

The New Credit Agreement contains, among other things, covenants, representations and warranties and events of default customary for credit facilities. The New Credit Agreement is secured by a pledge of the equity interests of our subsidiaries and is guaranteed by one of our subsidiaries. We are required to maintain compliance with a maximum Leverage Ratio, a minimum interest coverage ratio, a minimum liquidity amount and several ratios related to the ED's regulations. We were in compliance with those requirements as of December 31, 2012.

As of December 31, 2012, the borrowings under the New Credit Agreement totaled $140,000. The effective interest rate on our borrowings was approximately 2.40% per annum in the year ended December 31, 2012, approximately 1.20% per annum in the year ended December 31, 2011 and approximately 1.30% per annum in the year ended December 31, 2010. The commitment fee under the New Credit Agreement was 0.35% as of December 31, 2012.

We recognized interest expense on our borrowings of $3,303 in the year ended December 31, 2012, $1,825 in the year ended December 31, 2011 and $1,912 in the year ended December 31, 2010.

8. Financial Aid Programs

We participate in various Title IV Programs of the HEA. In 2012, approximately 80% of our revenue determined on a cash accounting basis under the calculation of the provision of the HEA commonly referred to as the "90/10 Rule" was from funds distributed under these programs.

We administer the Title IV Programs in separate accounts as required by government regulation. We are required to administer the funds in accordance with the requirements of the HEA and the ED's regulations and must use due diligence in approving and disbursing funds and servicing loans. In the event we do not comply with federal requirements, or if student loan default rates rise to a level considered excessive by the federal government, we could lose our eligibility to participate in Title IV Programs or could be required to repay funds determined to have been improperly disbursed. Our management believes that we are in substantial compliance with the federal requirements.

9. Investments

Our available-for-sale investments were classified as short-term investments on our December 31, 2012 and 2011 Consolidated Balance Sheets. The following table sets forth the aggregate fair value, amortized cost basis and the net unrealized gains and losses included in accumulated other comprehensive income (loss) of our available-for-sale investments as of the dates indicated:

	As of:					
	December 31, 2012			December 31, 2011		
	Aggregate Fair Value	Amortized Cost	Net Unrealized Gains (Losses)	Aggregate Fair Value	Amortized Cost	Net Unrealized Gains (Losses)
Available-for-Sale Investments:						
U.S. Treasury obligations	$0	$0	$0	$100,517	$100,480	$37
Government agency obligations	0	0	0	31,351	31,354	(3)
Corporate obligations	0	0	0	16,620	16,633	(13)
	$0	$0	$0	$148,488	$148,467	$21

The following table sets forth the components of investment income included in interest income in our Consolidated Statements of Income in the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Realized net gains on the sale of investments	$40	$325	$96
Interest income on investments	292	414	731
Total investment income	$332	$739	$827

10. Property and Equipment

The following table sets forth our property and equipment, net, as of the dates indicated:

	As of December 31,	
	2012	2011
Furniture and equipment	$171,534	$167,743
Buildings and building improvements	134,303	131,243
Land and land improvements	39,609	39,609
Leasehold improvements	21,447	18,055
Software	8,620	8,620
Construction in progress	1,177	6,000
	$376,690	$371,270
Less: Accumulated depreciation and amortization	(186,800)	(170,013)
Property and equipment, net	$189,890	$201,257

Software includes purchased and internally developed software.

The following table sets forth the depreciation and amortization expense for the assets listed above in the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Depreciation and amortization expense	$29,320	$27,856	$26,764

11. Variable Interests

On January 20, 2010, we entered into agreements with unrelated third parties to establish the PEAKS Private Student Loan Program ("PEAKS Program"), which is a private education loan program for our students. Under the PEAKS Program, an unaffiliated lender originated private education loans to our eligible students and, subsequently, sold those loans to an unaffiliated trust that purchased, owns and collects private education loans ("PEAKS Trust"). The PEAKS Trust issued senior debt in the aggregate principal amount of $300,000 ("PEAKS Senior Debt") to investors. The lender disbursed the proceeds of the private education loans to us for application to the students' account balances with us that represented their unpaid education costs. We transferred a portion of the amount of each private education loan disbursed to us under the PEAKS Program to the PEAKS Trust in exchange for a subordinated note issued by the PEAKS Trust ("Subordinated Note"). No new private education loans were or will be originated under the PEAKS Program after July 2011, but immaterial amounts related to loans originated prior to that date were disbursed by the lender through March 2012.

The Subordinated Note is non-interest bearing and has been recorded net of an unamortized discount based on an imputed interest rate of 9.0% in Other assets on our Consolidated Balance Sheets. The discount is amortized and recognized in Interest income on our Consolidated Statements of Income over the term of the Subordinated

Note. The maturity date of the Subordinated Note is in March 2026. The face value of the Subordinated Note was approximately $73,000 as of December 31, 2012 and approximately $78,000 as of December 31, 2011.

The PEAKS Trust utilized the proceeds from the issuance of the PEAKS Senior Debt and the Subordinated Note to purchase the private education loans made by the lender to our students. The assets of the PEAKS Trust (which include, among other assets, the private education loans owned by the PEAKS Trust) serve as collateral for, and are intended to be the principal source of, the repayment of the PEAKS Senior Debt and the Subordinated Note. The PEAKS Trust is required to maintain assets having an aggregate value that exceeds the outstanding balance of the PEAKS Senior Debt. As of December 31, 2012, the value of the assets of the PEAKS Trust satisfied this requirement.

We guarantee payment of the principal, interest and certain call premiums owed on the PEAKS Senior Debt, the administrative fees and expenses of the PEAKS Trust and the required ratio of assets of the PEAKS Trust to outstanding PEAKS Senior Debt ("PEAKS Guarantee"). No call premiums are due on the PEAKS Senior Debt after January 2013. We made guarantee and other payments related to the PEAKS Program to the PEAKS Trust of $15,104 in the year ended December 31, 2012, of which approximately $14,600 was made in the three months ended December 31, 2012. See Note 14 – Commitments and Contingencies, for further discussion of the PEAKS Guarantee.

We did not explicitly or implicitly provide any financial or other support to the PEAKS Trust during the fiscal year ended December 31, 2012 that we were not contractually required to provide, and we do not intend to provide any such support to the PEAKS Trust in the foreseeable future, other than what we are contractually required to provide.

The PEAKS Trust is a variable interest entity as defined under ASC 810. We held variable interests in the PEAKS Trust as of December 31, 2012 as a result of the Subordinated Note and PEAKS Guarantee. To determine whether we were the primary beneficiary of the PEAKS Trust, we:

- assessed the risks that the PEAKS Trust was designed to create and pass through to its variable interest holders;
- identified the variable interests in the PEAKS Trust;
- identified the other variable interest holders and their involvement in the activities of the PEAKS Trust;
- identified the activities that most significantly impact the PEAKS Trust's economic performance;
- determined whether we have the power to direct those activities; and
- determined whether we have the right to receive the benefits from, or the obligation to absorb the losses of, the PEAKS Trust that could potentially be significant to the PEAKS Trust.

We determined that the activities of the PEAKS Trust that most significantly impact the economic performance of the PEAKS Trust involve:

- establishing the underwriting criteria of, and the interest rates and fees charged on, the private education loans acquired by the PEAKS Trust; and
- the servicing (which includes the collection) of the private education loans owned by the PEAKS Trust.

To make that determination, we analyzed various possible scenarios of student loan portfolio performance to evaluate the potential economic impact on the PEAKS Trust. In our analysis, we made what we believe are reasonable assumptions based on historical data for the following key variables:

- the composition of the credit profiles of the borrowers;
- the interest rates and fees charged on the loans;
- the default rates and the timing of defaults associated with similar types of loans; and
- the prepayment and the speed of repayment associated with similar types of loans.

Based on our analysis, we concluded that we are not the primary beneficiary of the PEAKS Trust, because we do not have the power to direct the activities that most significantly impact the economic performance of the PEAKS Trust. As a result, we are not required under ASC 810 to include the financial results of the PEAKS Trust in our consolidated financial statements for the fiscal year ended December 31, 2012. Our conclusion that we are not the primary beneficiary of the PEAKS Trust did not change from the prior reporting period. Therefore, there was no effect on our consolidated financial statements.

On February 20, 2009, we entered into agreements with an unaffiliated entity (the "2009 Entity") to create a program that made private education loans available to our students to help pay the students' cost of education that student financial aid from federal, state and other sources did not cover (the "2009 Loan Program"). Under the 2009 Loan Program, an unaffiliated lender originated private education loans to our eligible students and, subsequently, sold those loans to the 2009 Entity. The 2009 Entity purchased the private education loans from the lender utilizing funds received from its owners in exchange for participation interests in the private education loans acquired by the 2009 Entity. The lender disbursed the proceeds of the private education loans to us for application to the students' account balances with us that represent their unpaid education costs. No new private education loans were or will be originated under the 2009 Loan Program after December 31, 2011, but immaterial amounts related to loans originated prior to that date were disbursed by the lender through June 2012.

In connection with the 2009 Loan Program, we entered into a risk sharing agreement (the "2009 RSA") with the 2009 Entity. Under the 2009 RSA, we guarantee the repayment of any private education loans that are charged off above a certain percentage of the private education loans made under the 2009 Loan Program, based on the annual dollar volume. We paid $1,756 in guarantee obligations, net of recoveries, related to the 2009 RSA in the year ended December 31, 2012. See Note 14 – Commitments and Contingencies, for further discussion of the 2009 RSA.

In addition, we have made advances to the 2009 Entity under a revolving promissory note (the "Revolving Note"). We did not make any advances in the fiscal year ended December 31, 2012 to the 2009 Entity under the Revolving Note that we were not contractually required to make. We made advances of approximately $550 in the fiscal year ended December 31, 2011 to the 2009 Entity under the Revolving Note that we were not contractually required to make. Certain of the assets of the 2009 Entity serve as collateral for the Revolving Note. The Revolving Note bears interest, is subject to customary terms and conditions and may be repaid at any time without penalty prior to its 2026 maturity date. The amount owed to us under the Revolving Note was approximately $8,300 as of December 31, 2012 and approximately $9,300 as of December 31, 2011.

The advances under the Revolving Note were primarily used by the 2009 Entity to purchase additional private education loans under the 2009 Loan Program that otherwise may not have been originated. We have no immediate plans to significantly increase the amount of advances that we make to the 2009 Entity under the Revolving Note, but we may decide to do so in the foreseeable future.

The 2009 Entity is a variable interest entity as defined under ASC 810. We held variable interests in the 2009 Entity as of December 31, 2012 as a result of the Revolving Note and 2009 RSA. To determine whether we were the primary beneficiary of the 2009 Entity, we:

- assessed the risks that the 2009 Entity was designed to create and pass through to its variable interest holders;
- identified the variable interests in the 2009 Entity;
- identified the other variable interest holders and their involvement in the activities of the 2009 Entity;
- identified the activities that most significantly impact the 2009 Entity's economic performance;
- determined whether we have the power to direct those activities; and
- determined whether we have the right to receive the benefits from, or the obligation to absorb the losses of, the 2009 Entity that could potentially be significant to the 2009 Entity.

To identify the activities of the 2009 Entity that most significantly impact the economic performance of the 2009 Entity, we analyzed various possible scenarios of private education loan portfolio performance. In our analysis, we made what we believe are reasonable assumptions based on historical data for the following key variables:

- the composition of the credit profiles of the borrowers;
- the interest rates and fees charged on the loans;
- the default rates and the timing of defaults associated with similar types of loans; and
- the prepayment and the speed of repayment associated with similar types of loans.

We determined that the activities of the 2009 Entity that most significantly impact its economic performance involve:

- establishing the underwriting criteria of, and the interest rates and fees charged on, the private education loans acquired by the 2009 Entity; and
- the servicing (which includes the collection) of the private education loans owned by the 2009 Entity.

Based on our analysis, we concluded that we are not the primary beneficiary of the 2009 Entity, because we do not direct those activities. As a result, we are not required under ASC 810 to include the financial results of the 2009 Entity in our consolidated financial statements for the fiscal year ended December 31, 2012. Our conclusion that we are not the primary beneficiary of the 2009 Entity did not change from the prior reporting period. Therefore, there was no effect on our consolidated financial statements.

We evaluate the Subordinated Note and the Revolving Note individually for impairment when circumstances indicate that their carrying values may not be recoverable. We consider a note to be impaired when, based on current information or events, it is probable that we will be unable to collect all amounts of principal and interest owed on the note according to the terms of the note. The accrual of interest (or accretion of discount in the case of the Subordinated Note) is discontinued when, in our opinion, the borrower may be unable to make payments owed under the note as they become due.

We determined the amount of impairment with respect to the Subordinated Note and the Revolving Note by computing the present value of the expected future cash flows (discounted at the note's effective interest rate) and comparing the result to the carrying value of the note. We recorded an impairment charge in the aggregate amount of $15,200 with respect to the Subordinated Note and the Revolving Note in the three months ended December 31, 2012, which equaled the amount that the carrying value of those notes exceeded the present value of the expected future cash flows from those notes. The aggregate carrying value of the Subordinated Note and Revolving Note prior to recording the impairment charge was approximately $18,100. The aggregate carrying value of the Subordinated Note and the Revolving Note was approximately $2,900 as of December 31, 2012 and is included in Other assets on our Consolidated Balance Sheet. We did not recognize any interest income related to the Subordinated Note or the Revolving Note in our Consolidated Statements of Income during the time that the Subordinated Note and the Revolving Note were impaired.

12. Income Taxes

The following table sets forth the components of the provision for income taxes in the periods indicated:

	Year Ended December 31,		
	2012	2011	2010
Current income tax expense:			
U.S. federal	$126,585	$174,264	$216,839
State and local	22,004	35,128	37,687
Total	$148,589	$209,392	$254,526
Deferred income tax (benefit):			
U.S. federal	($50,214)	($7,564)	($12,244)
State and local	(8,426)	(1,427)	(2,313)
Total	($58,640)	($8,991)	($14,557)
Total provision for income taxes	$89,949	$200,401	$239,969

The following table sets forth the components of our deferred income tax assets (liabilities) as of the dates indicated:

	As of December 31,	
	2012	2011
Deferral of book costs	($1,810)	($1,934)
Property and equipment	(6,416)	(9,742)
Pension	(2,712)	(1,674)
Other	(2,308)	(2,159)
Gross deferred tax (liabilities)	($13,246)	($15,509)
Deferred revenue	$14,687	$5,400
Accounts receivable	6,073	3,581
Legal accrual	2,018	1,980
Compensation and benefits	1,643	1,316
Stock-based compensation	22,680	20,255
Operating leases	735	724
Legal settlement accrual	17,834	0
Other assets	18,772	11,575
Other contingent liabilities	29,463	13,704
Gross deferred tax assets	$113,905	$58,535
Net deferred income tax asset	$100,659	$43,026

The difference between the U.S. federal statutory income tax rate and our effective income tax rate as a percentage of income in the periods indicated is reconciled in the following table:

	Year Ended December 31,		
	2012	2011	2010
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	3.4%	4.0%	3.6%
Other	0.6%	0.4%	0.5%
Effective income tax rate	39.0%	39.4%	39.1%

The following table sets forth the activity with respect to our unrecognized tax benefits in the period indicated:

	Year Ended December 31,		
	2012	2011	2010
Balance as of January 1	$22,050	$22,888	$13,274
Increases (decreases) from:			
Tax positions taken during a prior period	195	1,042	522
Tax positions taken during the current period	759	2,434	9,461
Settlements with taxing authorities	(1,027)	(2,487)	(78)
Lapse of statute of limitations	(1,287)	(1,827)	(291)
Balance as of December 31	$20,690	$22,050	$22,888

The amount of unrecognized tax benefits that, if recognized, would have affected our effective tax rate as of December 31, 2012 was $9,649. We do not expect the amount of our unrecognized tax benefits to significantly increase or decrease during the next 12 months. The amount of interest and penalties related to unrecognized tax benefits accrued on our Consolidated Balance Sheets was $5,699 as of December 31, 2012 and $5,177 as of December 31, 2011. In each of the years ended December 31, 2012, 2011 and 2010, the amount of interest expense and penalties related to our unrecognized tax benefits that we recognized in our Consolidated Statements of Income was not material.

We file income tax returns in the United States (federal) and in various state and local jurisdictions. As of December 31, 2012, we were no longer subject to federal, state or local income tax examinations for tax years prior to 2009, except in nine states where we are still subject to income tax examinations for tax year 2008 and one state where we are still subject to income tax examination for the tax years 2005 through 2007.

13. Employee Benefit Plans

Employee Pension Benefits. Our ESI Pension Plan, a non-contributory defined benefit pension plan, commonly referred to as a cash balance plan, covers substantially all of our employees who began their employment with us prior to June 2, 2003. This plan provides benefits based on an employee's annual earnings times an established percentage of pay determined by the employee's age and years of benefit service. Effective June 2, 2003, we closed participation in the ESI Pension Plan to all new employees. Employees who begin their employment with us on or after June 2, 2003 do not participate in the ESI Pension Plan.

Our ESI Excess Pension Plan, a nonqualified, unfunded retirement plan, covers a select group of our management. The purpose of the ESI Excess Pension Plan is to restore benefits earned, but not available, to eligible employees under the ESI Pension Plan due to federal statutory limitations on the amount of benefits that can be paid and compensation that may be recognized under a tax-qualified retirement plan.

The benefit accruals under the ESI Pension Plan and the ESI Excess Pension Plan for all participants in those plans were frozen effective March 31, 2006, such that no further benefits accrue under those plans after March 31, 2006. Participants in those plans, however, continue to be credited with vesting service and interest according to the terms of the ESI Pension Plan and the ESI Excess Pension Plan.

Effective January 1, 2011, we changed the rates at which interest is credited under the ESI Pension Plan and ESI Excess Pension Plan. This change resulted in the recognition of $10,370 of prior service credits in other comprehensive income in the year ended December 31, 2010.

The information presented below is based on an actuarial valuation date as of December 31 for 2012 and 2011.

The following table sets forth the change in projected benefit obligation for the periods indicated:

	Year Ended December 31,	
	2012	2011
Projected benefit obligation at beginning of year	$54,485	$49,878
Service cost	0	0
Actuarial loss	3,180	5,215
Interest cost	2,062	2,405
Benefits paid	(2,481)	(3,013)
Plan amendments	0	0
Projected benefit obligation at end of year	$57,246	$54,485
Fair value of plan assets at end of year	64,390	58,839
Funded status at end of year	$7,144	$4,354

Our accumulated benefit obligation was $57,246 at December 31, 2012 and $54,485 at December 31, 2011.

The following table sets forth the funded status of our defined benefit plans that was recognized on our Consolidated Balance Sheets as of the dates indicated:

	As of December 31,	
	2012	2011
Non-current assets	$7,459	$4,641
Non-current (liabilities)	(315)	(287)
Total	$7,144	$4,354

The weighted-average assumptions used to determine benefit obligations as of December 31, 2012 and 2011 are as follows:

	2012	2011
Discount rate	3.25%	4.00%
Rate of compensation increase	N/A	N/A

The following table sets forth the change in plan assets for the periods indicated:

	Year Ended December 31,	
	2012	2011
Fair value of plan assets at beginning of year	$58,839	$61,385
Actual return on plan assets	8,032	467
Employer contributions	0	0
Benefits paid	(2,481)	(3,013)
Fair value of plan assets at end of year	$64,390	$58,839

The following tables set forth the fair value of total plan assets by major asset category as of the dates indicated:

		Fair Value Measurements as of December 31, 2012		
Asset Category	Total	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Cash and cash equivalents	$1,078	$1,078	$0	$0
Fixed income securities (a)	17,318	17,318	0	0
Equity securities:				
Domestic large cap	29,594	29,594	0	0
Mid cap value/growth (a)	9,090	9,090	0	0
Small cap value/growth (a)	5,137	5,137	0	0
Foreign equities	2,173	2,173	0	0
Total	$64,390	$64,390	$0	$0

(a) Mutual funds.

Asset Category	Total	Fair Value Measurements as of December 31, 2011 (Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
Cash and cash equivalents	$573	$573	$0	$0
Fixed income securities (a)	19,000	19,000	0	0
Equity securities:				
Domestic large cap	25,424	25,424	0	0
Mid cap value/growth (a)	7,744	7,744	0	0
Small cap value/growth (a)	4,343	4,343	0	0
Foreign equities	1,755	1,755	0	0
Total	$58,839	$58,839	$0	$0

(a) Mutual funds.

We used quoted prices in active markets for identical assets as of the measurement dates to value our plan assets that were categorized as Level 1.

The following table sets forth the amounts in Accumulated other comprehensive loss on our Consolidated Balance Sheets that have not been recognized as components of net periodic benefit cost as of the dates indicated

	As of December 31, 2012	2011
Net actuarial (loss)	($20,191)	($24,322)
Prior service credit	7,133	8,688
Total accumulated other comprehensive (loss)	($13,058)	($15,634)
Income tax benefit	5,128	6,134
Total accumulated other comprehensive (loss), net of tax	($7,930)	($9,500)

The following table sets forth the components of net periodic pension (benefit) cost in the periods indicated:

	Year Ended December 31, 2012	2011	2010
Interest cost	$2,062	$2,405	$3,048
Expected return on assets	(4,231)	(4,756)	(4,401)
Recognized net actuarial loss	2,718	1,803	1,917
Amortization of prior service (credit) cost	(1,555)	(1,555)	28
Settlement loss	792	1,204	0
Total net periodic pension (benefit) cost	($214)	($899)	$592

The benefit accruals under the ESI Pension Plan and ESI Excess Pension Plan were frozen effective March 31, 2006. As a result, no service cost has been included in the net periodic pension cost or benefit.

The following table sets forth the amounts related to changes in plan assets and projected benefit obligations that were recognized in other comprehensive (income) loss in the periods indicated:

	Year Ended December 31, 2012	2011	2010
Net actuarial (gain) loss	($621)	$9,504	$3,328
Amortization of net actuarial loss	(2,718)	(1,803)	(1,917)
Prior service cost (credit)	0	0	(10,370)
Amortization of prior service cost (credit)	1,555	1,555	(28)
Settlement	(792)	(1,204)	0
Other comprehensive (income) loss	($2,576)	$8,052	($8,987)
Total recognized in net periodic pension (benefit) cost and other comprehensive (income) loss	($2,790)	$7,153	($8,395)

The amortization of any prior service cost is determined using a straight-line amortization of the cost over the average remaining service period for employees expected to receive benefits under the pension plans. The estimated net actuarial loss that is expected to be amortized from accumulated other comprehensive loss and recognized in net periodic pension cost for the year ended December 31, 2013 is $2,176 and the estimated prior service credit that is expected to be amortized from accumulated other comprehensive loss and recognized in net periodic pension benefit for the year ended December 31, 2013 is $1,555.

The weighted-average assumptions used to determine net periodic pension cost in the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012	2011	2010
Discount rate	4.00%	5.00%	5.50%
Expected long-term return on plan assets	7.50%	8.00%	8.00%
Rate of compensation increase	N/A	N/A	N/A

The following table sets forth the benefit payments that we expect to pay from the pension plans in the periods indicated:

Year	Amount
Fiscal 2013	$3,479
Fiscal 2014	$3,684
Fiscal 2015	$3,587
Fiscal 2016	$4,452
Fiscal 2017	$4,292
Fiscal 2018 – 2022	$17,609

We invest plan assets based on a total return on investment approach, pursuant to which the plan assets include a diversified blend of equity and fixed income investments toward a goal of maximizing the long-term rate of return without assuming an unreasonable level of investment risk. We determine the level of risk based on an analysis of plan liabilities, the extent to which the value of the plan assets satisfies the plan liabilities and our financial condition. Our investment policy includes target allocations ranging from 30% to 70% for equity investments, 20% to 60% for fixed income investments and 0% to 50% for cash equivalents. The equity portion of the plan assets represents growth and value stocks of small, medium and large companies. We measure and monitor the investment risk of the plan assets both on a quarterly basis and annually when we assess plan liabilities.

We use a building block approach to estimate the long-term rate of return on plan assets. This approach is based on the capital market principle that the greater the volatility, the greater the return over the long term. An analysis of the historical performance of equity and fixed income investments, together with current market factors such as the inflation and interest rates, are used to help us make the assumptions necessary to estimate a long-term rate of return on plan assets. Once this estimate is made, we review the portfolio of plan assets and make adjustments thereto that we believe are necessary to reflect a diversified blend of equity and fixed income investments that is capable of achieving the estimated long-term rate of return without assuming an unreasonable level of investment risk. We also compare the portfolio of plan assets to those of other pension plans to help us assess the suitability and appropriateness of the plan investments.

We determine our discount rate by performing a yield curve analysis based on a portfolio of high-quality fixed income investments with various maturities. Our expected future benefit payments are discounted to their present value at the appropriate yield curve rate to generate the overall discount rate for pension obligations.

In 2012 and 2011, we made no contributions to the ESI Excess Pension Plan or the ESI Pension Plan. We do not expect to make any contributions to either the ESI Pension Plan or the ESI Excess Pension Plan in 2013.

Retirement Savings Plan. Our ESI 401(k) Plan, a defined contribution plan, covers substantially all of our employees. All of our contributions under the ESI 401(k) Plan are in the form of cash to plan investment options directed by the participant.

Our ESI Excess Savings Plan, a nonqualified, unfunded deferred compensation plan, covers a select group of our management. The plan provided for salary deferral of contributions that the participants were unable to make under the ESI 401(k) Plan and our contributions that could not be paid under the ESI 401(k) Plan due to federal statutory limits on the amount that an employee could contribute under a defined contribution plan. Effective for plan years beginning on and after January 1, 2008, we froze the ESI Excess Savings Plan, such that employees may no longer make salary deferrals and we will no longer make contributions under the ESI Excess Savings Plan. Amounts previously credited to an employee under the ESI Excess Savings Plan will, however, continue to accrue interest in accordance with the terms of the ESI Excess Savings Plan until those amounts are distributed pursuant to the plan's terms.

The costs of providing the benefits under the ESI 401(k) Plan and ESI Excess Savings Plan (including certain administrative costs of the plans) were:

- $4,597 in the year ended December 31, 2012;
- $5,308 in the year ended December 31, 2011; and
- $5,063 in the year ended December 31, 2010.

14. Commitments and Contingencies

As part of our normal operations, one of our insurers issues surety bonds for us that are required by various education authorities that regulate us. We are obligated to reimburse our insurer for any of those surety bonds that are paid by the insurer. As of December 31, 2012, the total face amount of those surety bonds was approximately $27,300.

We are also subject to various claims and contingencies, including those related to litigation, business transactions, guarantee arrangements and employee-related matters, among others. We record a liability for those claims and contingencies if it is probable that a loss will result and the amount of the loss can be reasonably estimated. Although we believe that our estimates related to any claims and contingencies are reasonable, we cannot make any assurances with regard to the accuracy of our estimates, and actual results could differ materially. As of December 31, 2012, our recorded liability for these claims and contingencies was $123,439, the substantial majority of which pertained to our guarantee obligations under the 2009 RSA and PEAKS Program (collectively, the "RSAs") and $46,000 of which pertained to the settlement of our guarantee obligations under the Risk Sharing Loan Program Agreement between Sallie Mae, Inc. ("SMI") and us dated July 17, 2007 (the "2007 RSA"). As of December 31, 2012, $66,205 of the recorded liability was included in Other current liabilities and $57,234 was included in Other liabilities on our Consolidated Balance Sheet.

The Other current liabilities balance of $66,205 as of December 31, 2012 included $46,000 that we paid in January 2013 to dismiss the lawsuit filed against us in the Circuit Court of Fairfax County, Virginia under the following caption: *Sallie Mae, Inc. v. ITT Educational Services, Inc.* (the "SLM Litigation") and absolve us from any further obligations with respect to our guarantee under the 2007 RSA. See "—*Litigation*" below. The $57,234 included in Other liabilities as of December 31, 2012 represents our estimate of the amount that we believe we will pay over the next seven to ten years for our estimated guarantee obligations under the RSAs.

The following table sets forth the activity with respect to our recorded liability related to our claims and contingencies in the periods indicated:

	Year Ended December 31,	
	2012	2011
Balance as of January 1	$36,028	$12,905
Increases (decreases) from:		
Additional reserves	97,618	23,500
Payments, net	(16,875)	(377)
Estimated recovery	6,668	0
Balance as of December 31	$123,439	$36,028

We also considered whether additional losses for claims and contingencies were reasonably possible, could be estimated and might be material to our financial condition, results of operations or cash flows. In order to estimate the possible range of losses under the RSAs, we made certain assumptions with respect to the performance of the private education loans made under the RSAs over the life of those loans. The life of a private education loan made under the RSAs may be in excess of ten years from the date of disbursement. Therefore, our estimate of the possible range of losses under the RSAs was based on assumptions for periods in excess of ten years, and those assumptions included, among other things, the following:

- the timing and rate at which the private education loans will be paid;
- the changes in the variable interest rates due on the private education loans;
- the amounts that will be recovered on the private education loans that have defaulted; and
- the fees and expenses associated with servicing the private education loans.

The assumptions may change significantly over time, as actual results become known, which would affect our estimated range of possible losses related to the RSAs. With respect to our guarantee obligations under the RSAs, we believe that it is reasonably possible that we may incur losses in an estimated range of $12,000 less than to $40,000 greater than the recorded liability for those contingencies. As with any estimate, as facts and circumstances change, the recorded liability and estimated range of reasonably possible losses could change significantly. With respect to legal proceedings, we determined that we cannot provide an estimate of the possible losses, or the range of possible losses, in excess of the amount, if any, accrued, for various reasons, including but not limited to some or all of the following:

- there are significant factual issues to be resolved;
- there are novel or unsettled legal issues presented;
- the proceedings are in the early stages;
- there is uncertainty as to the likelihood of a class being certified or decertified or the ultimate size and scope of the class;

- there is uncertainty as to the outcome of pending appeals or motions; and
- in many cases, the plaintiffs have not specified damages in their complaint or in court filings.

Litigation. We are subject to various litigation in the ordinary course of our business. We cannot assure you of the ultimate outcome of any litigation involving us. Although we believe that our estimates related to any litigation are reasonable, deviations from our estimates could produce a materially different result. Any litigation alleging violations of education or consumer protection laws and/or regulations, misrepresentation, fraud or deceptive practices may also subject our affected campuses to additional regulatory scrutiny. The following is a description of pending litigation that falls outside the scope of litigation incidental to the ordinary course of our business.

On July 27, 2011, a complaint in a breach of contract lawsuit was filed against us in the SLM Litigation. On April 13, 2012, an amended complaint was filed in the SLM Litigation. On October 24, 2012, a second amended complaint was filed in the SLM Litigation. The second amended complaint alleged, among other things, that we breached the terms of the 2007 RSA by failing to pay SMI all amounts owed by us under the 2007 RSA. The second amended complaint sought:

- $25,888;
- pre- and post-judgment interest;
- attorney's fees; and
- such other amounts that may have come due under the 2007 RSA during the pendency of the lawsuit.

On December 28, 2012, we agreed to pay SMI $46,000 to dismiss the SLM Litigation and absolve us from any further obligations with respect to our guaranty under the 2007 RSA. We paid this amount in January 2013, and the SLM Litigation was dismissed with prejudice on February 1, 2013.

On November 3, 2010, a complaint in a securities class action lawsuit was filed against us and two of our current executive officers in the United States District Court for the Southern District of New York under the following caption: *Operating Engineers Construction Industry and Miscellaneous Pension Fund, Individually and On Behalf of All Others Similarly Situated v. ITT Educational Services, Inc., et al.* (the "Securities Litigation"). On January 21, 2011, the court named the Wyoming Retirement System as the lead plaintiff in the Securities Litigation. On April 1, 2011, an amended complaint was filed in the Securities Litigation under the following caption: *In re ITT Educational Services, Inc. Securities and Shareholder Derivative Litigation.* The amended complaint alleged, among other things, that:

- the defendants violated Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by creating and implementing a systemically predatory business model that operated as a fraud or deceit on purchasers of our common stock during the class period by misrepresenting our financials and future business prospects;
- the defendants' misrepresentations and material omissions caused our common stock to trade at artificially inflated prices throughout the class period; and
- the market's expectations were ultimately corrected on August 13, 2010 when the ED published the loan repayment rate of our students under a formula contained in proposed regulations published by the ED on July 26, 2010.

The putative class period in this action was from October 23, 2008 through August 13, 2010. The plaintiff sought, among other things, the designation of this action as a class action, and an award of unspecified compensatory damages, interest, costs, expenses, attorneys' fees and expert fees.

On November 12, 2010, a complaint in a shareholder derivative lawsuit was filed against three of our current executive officers, eight of our current Directors and one of our former Directors in the United States District Court for the Southern District of New York under the following caption: *Antonio Cosing, Derivatively and On Behalf of ITT Educational Services, Inc. v. Kevin M. Modany, et al.* (the "Cosing Lawsuit"). The complaint alleged, among other things, that from October 23, 2008 through August 13, 2010, the defendants breached their fiduciary duties to us, abused their ability to control and influence us, grossly mismanaged us, caused us to waste corporate assets and were unjustly enriched, by making false and misleading statements and engaging in fraudulent business practices. The complaint sought, among other things, unspecified damages, equitable and/or injunctive relief, restitution, disgorgement of profits, benefits and other compensation, an order directing us to reform our corporate governance and internal procedures, costs, disbursements and attorneys' fees. On December 14, 2010, the Cosing Lawsuit was consolidated into the Securities Litigation.

On December 3, 2010, another complaint in a shareholder derivative lawsuit was filed against two of our current executive officers, eight of our current Directors and one of our former Directors in the United States District Court for the Southern District of New York under the following caption: *J. Kent Gregory, derivatively on behalf of ITT Educational Services, Inc. v. Kevin M. Modany, et al.* (the "Gregory Lawsuit"). The complaint alleged, among other things, that the defendants breached their fiduciary duties to us, were unjustly enriched by us and misappropriated information about us, by making false and misleading statements and engaging in fraudulent business practices. The complaint sought, among other things, unspecified damages, restitution, disgorgement of profits, benefits and other compensation, an order directing us to reform our corporate governance and internal procedures, costs, disbursements and attorneys' fees. The Gregory Lawsuit was consolidated into the Cosing lawsuit on December 13, 2010 and further consolidated into the Securities Litigation on December 14, 2010.

On March 30, 2012, all of the claims alleged in the Securities Litigation were dismissed with prejudice, including the claims in the Cosing Lawsuit and Gregory Lawsuit.

On November 22, 2010, another complaint in a shareholder derivative lawsuit was filed against seven of our current and former officers, eight of our current Directors and one of our former Directors in the United States District Court for the Southern District of Indiana under the following caption: *Roger B. Orensteen, derivatively on behalf of ITT Educational Services, Inc. v. Kevin M. Modany, et al* (the "Orensteen Lawsuit"). The complaint alleged, among other things, that, from January 2008 through August 2010, the defendants violated Sections 10(b) and 20(a) of the Exchange Act, breached their fiduciary duties to us, abused their ability to control and influence us, grossly mismanaged us, caused us to waste corporate assets and were unjustly enriched, by making false and misleading statements and engaging in fraudulent business practices. The complaint sought, among other things, unspecified damages, restitution, disgorgement of profits, benefits and other compensation, an order directing us to reform our corporate governance and internal procedures, costs, disbursements and attorneys' fees. On June 27, 2012, the Orensteen Lawsuit was dismissed without prejudice.

There can be no assurance that the ultimate outcome of derivative actions, federal or state securities law claims or other actions would not have a material adverse effect on our financial condition, results of operations or cash flows.

Lease Commitments. We lease our non-owned facilities under operating lease agreements. A majority of the operating leases contain renewal options that can be exercised after the initial lease term. Renewal options are generally for periods of one to five years. All operating leases will expire over the next 11 years and we expect that:

- those leases will be renewed or replaced by other leases in the normal course of business;
- we may purchase the facilities represented by those leases; or
- we may purchase or build other replacement facilities.

There are no material restrictions imposed by the lease agreements, and we have not entered into any significant guarantees related to the leases. We are required to make additional payments under the operating lease terms for taxes, insurance and other operating expenses incurred during the operating lease period.

Rent expense under our operating leases was:

- $50,817 in the year ended December 31, 2012;
- $47,833 in the year ended December 31, 2011; and
- $43,777 in the year ended December 31, 2010.

Future minimum rental payments required under our operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2012 are as follows:

2013	$48,323
2014	44,781
2015	33,695
2016	20,894
2017	11,667
2018 and thereafter	10,046
	$169,406

Future minimum rental payments related to equipment leases are not significant.

Guarantees. We entered into the PEAKS Guarantee in connection with the PEAKS Program. Under the PEAKS Guarantee, we guarantee payment of the principal, interest and certain call premiums owed on the PEAKS Senior Debt, the administrative fees and expenses of the PEAKS Trust and the required ratio of assets of the PEAKS Trust to outstanding PEAKS Senior Debt. No call premiums are due on the PEAKS Senior Debt after January 2013. The PEAKS Senior Debt bears interest at a variable rate based on the LIBOR plus an applicable margin and matures in January 2020. The PEAKS Guarantee agreement contains, among other things, representations and warranties and events of default customary for guarantees. In addition, under the PEAKS Program, some or all of the holders of the PEAKS Senior Debt could require us to purchase their PEAKS Senior Debt in certain limited circumstances that pertain to our continued eligibility to participate in Title IV Programs. We believe that the likelihood of those limited circumstances occurring is remote. Our guarantee and purchase obligations under the PEAKS Program remain in effect until the PEAKS Senior Debt and the PEAKS Trust's fees and expenses are paid in full. At such time, we will be entitled to repayment of the amount of any payments made under the PEAKS Guarantee to the extent that funds are remaining in the PEAKS Trust.

The maximum future payments that we could be required to make under the PEAKS Guarantee include:

- up to $270,500 in principal of PEAKS Senior Debt, which was the approximate outstanding principal balance of the PEAKS Senior Debt as of December 31, 2012;
- accrued interest on the PEAKS Senior Debt;
- certain call premiums associated with the PEAKS Senior Debt (which are no longer in effect after January 2013);
- the fees and expenses of the PEAKS Trust; and
- amounts by which the ratio of assets of the PEAKS Trust to outstanding PEAKS Senior Debt falls below the required level.

We are not able to estimate the undiscounted maximum potential amount of future payments that we could be required to make under the PEAKS Guarantee, because those payments will be affected by:

- the repayment performance of the private education loans made under the PEAKS Program, the proceeds from which will be used to repay the PEAKS Senior Debt and to pay the fees and expenses of the PEAKS Trust, and the performance of which also affects the ratio of assets of the PEAKS Trust to outstanding PEAKS Senior Debt;
- the fact that those loans will consist of a large number of loans of individually immaterial amounts;
- the fact that the interest rate on the PEAKS Senior Debt is a variable rate based on the LIBOR plus a margin; and
- the amount of fees and expenses of the PEAKS Trust, much of which is based on the principal balance of the private education loans held by the PEAKS Trust.

No new private education loans were or will be originated under the PEAKS Program after July 2011, but immaterial amounts related to loans originated prior to that date were disbursed by the lender through March 2012.

We entered into the 2009 RSA in connection with the 2009 Loan Program. Under the 2009 RSA, we guarantee the repayment of the principal amount (including capitalized origination fees) and accrued interest payable on any private education loans that are charged off above a certain percentage of the private education loans made under the 2009 Loan Program, based on the annual dollar volume. The total initial principal amount of private education loans that the 2009 Entity purchased under the 2009 Loan Program was approximately $141,000. No new private education loans were or will be originated under the 2009 Loan Program after December 31, 2011, but immaterial amounts related to loans originated prior to that date were disbursed by the lender through June 2012. Our obligations under the 2009 RSA will remain in effect until all private education loans made under the 2009 Loan Program are paid in full or charged off. The standard repayment term for a private education loan made under the 2009 Loan Program is ten years, with repayment generally beginning six months after a student graduates or three months after a student withdraws or is terminated from his or her program of study.

Pursuant to the 2009 RSA, we are required to maintain collateral to secure our guarantee obligation in an amount equal to a percentage of the outstanding balance of the private education loans disbursed to our students under the 2009 Loan Program. As of December 31, 2012, the total collateral maintained in a restricted bank account was not material. This amount is included in Other assets on our Consolidated Balance Sheet as of December 31, 2012. The 2009 RSA also requires that we comply with certain covenants, including that we maintain certain financial ratios which are measured on a quarterly basis. We were in compliance with these covenants as of December 31, 2012.

We entered into the 2007 RSA with a different lender for certain private education loans that were made to our students in 2007 and early 2008. We guaranteed the repayment of any private education loans that the lender charges off above a certain percentage of the total dollar volume of private education loans made under the 2007 RSA. The 2007 RSA was terminated effective February 22, 2008, such that no private education loans have been or will be made under the 2007 RSA after that date. Based on information that we received from the lender, we believe that the total original principal amount of private education loans made under the 2007 RSA, net of amounts refunded under those loans, was approximately $180,000. On December 28, 2012, we agreed to pay $46,000 to the lender to absolve us from any further obligations with respect to our guarantee obligations under the 2007 RSA. We paid this amount in January 2013.

In the year ended December 31, 2012, we made guarantee and other payments, net of recoveries, of approximately $16,900 related to the RSAs. At the end of each reporting period, we assess whether we should recognize a contingent liability related to our guarantee obligations under the RSAs and, if so, in what amount. Our recorded liability for our guarantee obligations under the RSAs is included in Other current liabilities and Other liabilities on our Consolidated Balance Sheets.

ITT EDUCATIONAL SERVICES, INC.
VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 31, 2012
(Amounts in thousands)

Description	Balance at Beginning of Period	Charged to Expenses	Write-offs	Balance at End of Period
Allowance for Doubtful Accounts:				
Year Ended December 31, 2012	$9,175	$78,307	($71,819)	$15,663
Year Ended December 31, 2011	$7,526	$61,308	($59,659)	$9,175
Year Ended December 31, 2010	$25,227	$86,935	($104,636)	$7,526

ITT EDUCATIONAL SERVICES, INC.
QUARTERLY FINANCIAL RESULTS
FOR 2012 AND 2011
(Amounts in thousands, except per share data)
(Unaudited)

	Three Months Ended				
	March 31	**June 30**	**Sept. 30**	**Dec. 31**	**Year**
2012					
Revenue	$341,794	$329,825	$314,747	$300,843	$1,287,209
Cost of educational services	134,941	140,940	133,948	129,394	539,223
Student services and administrative expenses	106,266	111,467	110,046	94,566	422,345
Settlement cost	0	0	0	21,750	21,750
Loss related to private student loan programs	0	0	0	71,102	71,102
Operating income (loss)	100,587	77,418	70,753	(15,969)	232,789
Interest income	681	502	125	40	1,348
Interest (expense)	(547)	(1,254)	(1,021)	(901)	(3,723)
Income (loss) before provision for income taxes	100,721	76,666	69,857	(16,830)	230,414
Provision for income taxes	39,650	30,664	26,997	(7,362)	89,949
Net income (loss)	$61,071	$46,002	$42,860	($9,468)	$140,465
Earnings (loss) per share:					
Basic	$2.40	$1.97	$1.83	($0.41)	$5.88
Diluted	$2.38	$1.96	$1.83	($0.41)	$5.85
2011					
Revenue	$383,171	$387,877	$360,638	$368,263	$1,499,949
Cost of educational services	137,926	142,272	141,262	131,605	553,065
Student services and administrative expenses	104,583	115,626	109,512	110,087	439,808
Operating income	140,662	129,979	109,864	126,571	507,076
Interest income	835	790	716	561	2,902
Interest (expense)	(557)	(507)	(378)	(383)	(1,825)
Income before provision for income taxes	140,940	130,262	110,202	126,749	508,153
Provision for income taxes	55,554	51,262	42,884	50,701	200,401
Net income	$85,386	$79,000	$67,318	$76,048	$307,752
Earnings per share:					
Basic	$2.94	$2.88	$2.51	$2.89	$11.22
Diluted	$2.91	$2.85	$2.48	$2.87	$11.13

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITT Educational Services, Inc.

By: /s/ Kevin M. Modany
Kevin M. Modany
Chairman and Chief Executive Officer

Dated: February 22, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Kevin M. Modany Kevin M. Modany	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	February 22, 2013
/s/ Daniel M. Fitzpatrick Daniel M. Fitzpatrick	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 22, 2013
/s/ John F. Cozzi John F. Cozzi	Director	February 22, 2013
/s/ John E. Dean John E. Dean	Director	February 22, 2013
/s/ James D. Fowler, Jr. James D. Fowler, Jr.	Director	February 22, 2013
/s/ Joanna T. Lau Joanna T. Lau	Director	February 22, 2013
/s/Thomas I. Morgan Thomas I. Morgan	Director	February 22, 2013
/s/ Samuel L. Odle Samuel L. Odle	Director	February 22, 2013
/s/ Vin Weber Vin Weber	Director	February 22, 2013
/s/ John A. Yena John A. Yena	Director	February 22, 2013

INDEX TO EXHIBITS

Exhibit No.		Description	Incorporated by Reference From: Form	Exhibit	Filing Date	Filed Herewith
3.1		Restated Certificate of Incorporation, as Amended to Date	10-Q*	3.1	7/29/05	
3.2		Restated By-Laws, as Amended to Date	8-K*	3.2	7/22/11	
10.1	**	1997 ITT Educational Services, Inc. Incentive Stock Plan	10-Q*	10.8	8/8/97	
10.2	**	First Amendment to the 1997 ITT Educational Services, Inc. Incentive Stock Plan	10-Q*	10.38	7/17/03	
10.3	**	Second Amendment to 1997 ITT Educational Services, Inc. Incentive Stock Plan	10-Q*	10.58	10/26/06	
10.4	**	1999 Outside Directors Stock Option Plan	S-8***	4.3	8/10/99	
10.5	**	First Amendment to the 1999 Outside Directors Stock Option Plan	10-Q*	10.37	7/17/03	
10.6	**	Second Amendment to the 1999 Outside Directors Stock Option Plan	10-Q*	10.42	4/27/04	
10.7	**	Third Amendment to the 1999 Outside Directors Stock Option Plan	8-K*	10.47	1/28/05	
10.8	**	2006 ITT Educational Services, Inc. Equity Compensation Plan	8-K*	10.55	5/10/06	
10.9	**	First Amendment to 2006 ITT Educational Services, Inc. Equity Compensation Plan	10-Q*	10.57	10/26/06	
10.10	**	Second Amendment to 2006 ITT Educational Services, Inc. Equity Compensation Plan	10-Q*	10.61	7/26/07	
10.11	**	Third Amendment to 2006 ITT Educational Services, Inc. Equity Compensation Plan	10-K*	10.32	2/18/11	
10.12	**	Fourth Amendment to 2006 ITT Educational Services, Inc. Equity Compensation Plan	10-K*	10.12	2/24/12	
10.13	**	Form of Nonqualified Stock Option Award Agreement under the 2006 ITT Educational Services, Inc. Equity Compensation Plan (for use prior to November 24, 2010)	10-Q*	10.53	5/1/06	

10.14	**	Form of Nonqualified Stock Option Award Agreement under the 2006 ITT Educational Services, Inc. Equity Compensation Plan (for use November 24, 2010 – January 23, 2012)	10-K*	10.35	2/18/11
10.15	**	Form of Nonqualified Stock Option Award Agreement under the 2006 ITT Educational Services, Inc. Equity Compensation Plan (for use after January 23, 2012)	10-K*	10.15	2/24/12
10.16	**	Form of Restricted Stock Unit Award Agreement under the 2006 ITT Educational Services, Inc. Equity Compensation Plan (for use prior to January 17, 2011)	10-Q*	10.59	7/26/07
10.17	**	Form of Restricted Stock Unit Award Agreement under the 2006 ITT Educational Services, Inc. Equity Compensation Plan (for use January 17, 2011 – January 23, 2012)	10-K*	10.33	2/18/11
10.18	**	Form of Restricted Stock Unit Award Agreement under the 2006 ITT Educational Services, Inc. Equity Compensation Plan (for use after January 23, 2012)	10-K*	10.18	2/24/12
10.19	**	Form of Restricted Stock Award Agreement under the 2006 ITT Educational Services, Inc. Equity Compensation Plan (for use after November 24, 2010)	10-K*	10.34	2/18/11
10.20	**	Restated ESI 401(k) Plan	10-K*	10.20	2/24/12
10.21	**	ESI Excess Savings Plan – 2008 Restatement	10-K*	10.15	2/21/08
10.22	**	Restated ESI Pension Plan	10-K*	10.22	2/24/12
10.23	**	First Amendment of ESI Pension Plan	10-Q*	10.1	7/27/12
10.24	**	ESI Excess Pension Plan – 2008 Restatement	10-K*	10.19	2/21/08
10.25	**	First Amendment to ESI Excess Pension Plan – 2008 Restatement	10-Q*	10.23	7/24/08
10.26	**	ESI Executive Deferred Bonus Compensation Plan – 2008 Restatement	10-K*	10.22	2/21/08
10.27	**	ESI Non-Employee Directors Deferred Compensation Plan – 2008 Restatement	10-K*	10.21	2/21/08

10.28	**	ITT Educational Services, Inc. Senior Executive Severance Plan	10-Q*	10.26	10/25/07	
10.29	**	First Amendment to the ITT Educational Services, Inc. Senior Executive Severance Plan	10-K*	10.28	2/24/12	
10.30	**	Summary of Certain Director and Executive Compensation				X
10.31		Trade Name and Service Mark License Agreement between ITT/ESI and ITT Sheraton Corporation	10-Q*	10.11	7/27/98	
10.32		First Amendment to Trade Name and Service Mark License Agreement between ITT/ESI and ITT Sheraton Corporation	10-K*	10.18	2/19/99	
10.33		Second Amendment to Trade Name and Service Mark License Agreement between ITT/ESI and ITT Manufacturing Enterprises, Inc. (assignee of ITT Sheraton Corporation)	10-Q*	10.24	10/31/00	
10.34		Second Amended and Restated Credit Agreement, dated as of January 11, 2010 among ITT Educational Services, Inc., JPMorgan Chase Bank, N.A. and Bank of America, N.A.	8-K*	10.64	1/12/10	
10.35		First Amendment to Second Amended and Restated Credit Agreement, dated as of February 3, 2010, among ITT Educational Services, Inc., JPMorgan Chase Bank, N.A. and Bank of America, N.A.	10-K*	10.36	2/19/10	
10.36		Second Amendment to Second Amended and Restated Credit Agreement, dated as of August 10, 2010, among ITT Educational Services, Inc., JPMorgan Chase Bank, N.A. and Bank of America, N.A.	10-Q*	10.37	10/22/10	
10.37		Third Amendment to Second Amended and Restated Credit Agreement, dated as of June 27, 2011, among ITT Educational Services, Inc., JP Morgan Chase Bank, N.A. and Bank of America, N.A.	8-K*	10.41	6/28/11	
10.38		Credit Agreement, dated as of March 21, 2012, among ITT Educational Services, Inc., the lenders party thereto, JPMorgan	8-K*	10.1	3/27/12	

	Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent and Wells Fargo, N.A., as documentation agent	
21	Subsidiaries	X
23	Consent of Independent Registered Public Accounting Firm	X
31.1	Chief Executive Officer's Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934	X
31.2	Chief Financial Officer's Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934	X
32.1	Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350	X
32.2	Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350	X
101	The following materials from ITT Educational Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Comprehensive Income; (iv) Consolidated Statements of Cash Flows; (v) Consolidated Statements of Shareholders' Equity; (vi) Notes to Consolidated Financial Statements; and (vii) Financial Statement Schedule II	X

* SEC File No. 001-13144

** The indicated exhibit is a management contract, compensatory plan or arrangement required to be filed by Item 601 of Regulation S-K.

*** Registration No. 333-84871